AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33

811-8038
(Invesco Variable)
Branch 20

06027025

January 24, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of an **Defendants' Motion to Dismiss and Memorandum of Law in Support of Motion to Dismiss Second Amended Consolidated Complaint** in *Marvin Hunt,, et al. v. INVESCO Funds Group, Inc., et al*, *Jeffrey S. Thomas, et al. v. A I M Advisors, Inc., et al and A I M Distributors, Inc.*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

SEC MAIL RECEIVED PROCESSING SECTION
JAN 26 2006
WASH, D.C. 209

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-012406SEC.doc
012406 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

MARVIN HUNT, et al. v. INVESCO FUNDS GROUP, INC., et al.	Civil Action No. 04cv2555
JEFFREY S. THOMAS, et al. v. A I M ADVISORS, INC. et al., and AIM DISTRIBUTORS, INC.	
RONALD KONDRACKI v. A I M ADVISORS, INC. et al., and A I M DISTRIBUTORS, INC.	Judge Keith P. Ellison

DEFENDANTS' MOTION TO DISMISS AND MEMORANDUM OF LAW IN SUPPORT OF MOTION TO DISMISS <u>SECOND AMENDED CONSOLIDATED COMPLAINT</u>

POLLACK & KAMINSKY
By: Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

- and -

GIBBS & BRUNS, LLP
by: Michael K. Oldham
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

MAYER, BROWN, ROWE & MAW LLP
by: Charles S. Kelley
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Attorneys for Defendants

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

PRELIMINARY STATEMENT

Plaintiffs are operating under the misguided notion that bulk is a substitute for facts: their Second Amended Consolidated Complaint (hereinafter "the Complaint"), with exhibits, is 331 pages long. Regrettably, the 331 pages (which the Court must examine for legal sufficiency) are (a) devoid of facts particular to any of the eight Funds on whose behalf Plaintiffs purport to sue, and/or (b) in the few paragraphs of the Complaint where there are such "facts" (see, particularly, para. 105), the "facts" do not support the conclusions drawn from them, either because Plaintiffs (a) misunderstand or (b) intentionally distort the publicly available financial information on the Funds.

ARGUMENT

THE "NEW" COMPLAINT FAILS TO STATE A LEGALLY COGNIZABLE CLAIM UNDER § 36(b)

A. The prior Motion to Dismiss

Section 36(b) provides, in pertinent part:

> An action may be brought under this subsection by the Commission, or by a security holder of **such** registered investment company on behalf of **such** company, against **such** investment adviser, or any affiliated person of **such** investment adviser, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning **such** compensation or payments, for breach of fiduciary duty in respect of **such** compensation or payments paid by **such** registered investment company or by the security holders thereof to **such** investment adviser or person. (emphasis supplied).

As this Court's July 28, 2005 Memorandum and Order recognized, the singularity and focused nature of the statutory language of § 36(b), when coupled with the teaching of Migdal v. Rowe Price-Fleming, Inc., 248 F.3d 321, 327 (4th Cir. 2001) as to the substantive content of a § 36(b) claim, compelled this Court to reject Plaintiffs' Complaints in Berdat and Papia as legally insufficient to state a § 36(b) claim. Nothing has changed: the "new" Complaint remains devoid of facts which, if proved, would show that the fee charged to any particular Fund was "so disproportionately large that it bears no reasonable relationship to the services rendered [to that Fund] and could not have been the product of arm's-length bargaining." See Migdal at p.326 of 248 F.3d quoting Gartenberg. On this Motion to Dismiss, the claim on behalf of each Fund must be analyzed for legal sufficiency, separately and apart from the claims on behalf of each of the other Funds: they are, in truth, eight separate and distinct cases.

Familiarity with the prior Motion to Dismiss is assumed and the argument made therein will not be repeated here at length. However, the core point of that motion ("Each tub on its own bottom") remains very much applicable to the "new" Complaint, and our briefs from the prior motion are expressly incorporated herein by reference. It remains the case that there are no facts alleged as to any particular Fund which, if proved, would show excessive fees charged to that particular Fund.

B.
The "new" Complaint

The "new" Complaint is, for the most part, an irrelevant hodgepodge of (a) quotes of famous people or (b) the mechanistic recitation, in the abstract, of the "Gartenberg" factors (as opposed to facts specific to any of the eight Funds).

· Plaintiffs quote Arthur Levitt (para. 29);

· Plaintiffs quote Jack Bogle (para. 34);

· Plaintiffs quote Warren Buffet (para. 34);

· Plaintiffs quote Yuka Hayashi of The Wall Street Journal (para. 41);

· Plaintiffs quote Senator Peter Fitzgerald (para. 42);

· Plaintiffs quote Eliot Spitzer (para. 43).

All the quotes in the world fail to provide facts specific to any of the eight Funds on whose behalf Plaintiffs purport to sue.

Plaintiffs, in the "new" Complaint, cite the "Gartenberg" factors as well as various law cases and law review articles (para. 68 et seq.) — law citations do not, of course, provide the factual basis for sustaining a Complaint and, indeed, have no legitimate role in a Complaint, which is supposed to allege facts.

Of the 144 paragraphs in the "new" Complaint, 111 paragraphs make no reference whatsoever to any of the eight Funds in this action; of the 33 paragraphs which do make reference to a Fund in this action, 19 paragraphs are merely identifications of the Funds and seven paragraphs are simply a listing of the published fees of the Funds. The "substantive" allegations which arc particular to any of the eight Funds are limited to seven paragraphs out of 144, of which only one — para. 105 — bears significant consideration by this Court, as explained in detail hereinbelow.

The allegations of para. 105 are based on demonstrably false premises which lead Plaintiffs to demonstrably false conclusions about AIM's fees. As such, these allegations cannot be credited by this Court as a basis for sustaining the Complaint.

C.
The fundamental and pervasive error in the "new" Complaint

Plaintiffs, in the "new" Complaint, either mistakenly or intentionally compare fees to **assets at year-end,** i.e. assets on a single day — instead of comparing fees to **average daily net assets** over the entire period, which is how fees are calculated in the mutual fund industry (as Plaintiffs, themselves, recognize in para. 50 of the "new" Complaint).

We illustrate this fundamental and pervasive error, and its profound impact on Plaintiffs' theory of the case, by analyzing Plaintiffs' allegations about one of the eight Funds, AIM Basic Value Fund.

Plaintiffs allege (para. 105) that assets of the AIM Basic Value Fund increased from $883 million in 2000 to $7.2 billion in 2004, and that advisory fees paid by that Fund "increased twice as fast as the asset growth increase," from $2.7 million in 2000 to $45.7 million in 2004. This is either an inadvertent or an intentional distortion by Plaintiffs of publicly available information. Advisory fees are calculated on the Fund's **average daily net assets, not** on assets as at a single day, i.e. year-end. Plaintiffs give "lip-service" to the correct methodology of calculating fees in para. 50 of the "new" Complaint ("AIM receives a monthly fee from each Fund based on the **average daily net assets** of each Fund..."), yet, in their allegations at para. 105, they simply ignore the correct basis of calculating fees. The only meaningful comparison of fees to assets is fees for a given period of time to **average daily net assets** for the same given period of time, **not** fees for a given period of time to assets on a single day, i.e. year-end. **With this egregious error corrected, it is clear that Plaintiffs' central premise is demonstrably false: AIM's advisory fees did not "increase twice as fast" as the growth in assets, but less fast than the growth in assets — the exact obverse of Plaintiffs' central point.**

The pertinent facts as to AIM Basic Value Fund (readily available from the published Annual Reports of each Fund filed with the SEC, copies of which are provided in our Addendum Volume)[1] are these: **average daily net assets** of the AIM Basic Value Fund increased from $377 million for the year 2000 to $6.9 billion for the year 2004, an increase of 1736 percent.

[1] The Court may, on a motion to dismiss, consider publicly available documents filed with the SEC (Southland Secs. Corp. v. Inspire Ins. Solutions, Inc., 365 F.3d 353, 368 (5th Cir. 2004), as well as documents on which plaintiffs relied or which are referred to in the Complaint. Collins v. Morgan Stanley Dean Witter, 224 F.3d 496, 498-99 (5th Cir. 2000); In re Securities Litig. BMC Software, Inc., 183 F.Supp.2d 860, 884 (S.D.Tex. 2001).

Advisory fees, on the other hand, which Plaintiffs correctly ascribed as $2.7 million in 2000 and $45.7 million in 2004, increased at a lesser rate (1573 percent). **Not** "twice as fast," as plaintiffs erroneously conclude and allege and, indeed, not even as fast.

This can be readily reduced to a visual chart as follows:

AIM Basic Value Fund

Plaintiffs' Analysis:

723% increase in assets at year-end 2004 over year-end 2000

1573% increase in fees for the year 2004 over the year 2000

The Correct Analysis:

1736% increase in average daily net assets for the year 2004 over the year 2000

1573% increase in fees for the year 2004 over the year 2000

Plaintiffs' conclusion about the growth of fees to assets is simply wrong and does not reflect the basis on which fees are calculated by AIM or any other company in the entire mutual fund industry.

This same fundamental and pervasive error is repeated in the "new" Complaint as to each and every Fund. When this error in methodology is corrected, Plaintiffs have no basis for their argument that fees were growing faster than assets as to any of the Funds.

D.
Para. 105: Fund-by-Fund analysis

The following Fund-by-Fund analysis of Plaintiffs' contentions illustrates how their error with respect to the calculation of advisory fees renders their allegations in para. 105 as to each of the Funds demonstrably mistaken.

AIM Balanced Fund — Plaintiffs allege (para. 105) that AIM Balanced Fund "lost 20 percent of its assets from 1998 through 2004 but advisory fees moved sharply in the opposite direction, rising by nearly 20 percent." In truth, **average daily net assets** rose 19.15 percent from $1.733 billion for 1998 to $2.066 billion for 2004. Advisory fees rose by 18 percent, i.e. at a rate less than the growth in **average daily net assets.**

AIM Charter Fund — Plaintiffs allege (para. 105) that AIM Charter Fund "experienced a modest drop in assets between 1996 and 2004," and that "[a]dvisory fees nonetheless rose by 20 percent ..." In truth, **average daily net assets rose** 21 percent from $2.63 billion for 1996 to $3.18 billion for 2004. Advisory fees rose by only 20 percent, i.e. at a rate less than the growth in **average daily net assets.**

AIM Constellation Fund — Plaintiffs allege (para. 105) that AIM Constellation Fund "declined substantially in size between 1996 and 2004, from $11.5 billion to $6.57 billion, a drop of 43 percent ... [h]owever, the decline in advisory fee revenue was only 22 percent." In truth, the **average daily net assets** of the Fund and its advisory fees both decreased by approximately 22 percent, dropping from $9.475 billion to $7.357 billion and from $59.48 million to $46.24 million, respectively.

AIM Mid-Cap Core Equity Fund — Plaintiffs allege (para. 105) that AIM Mid Cap Core Equity Fund's "advisory fees ... grew at a faster rate than assets ..." between 2000 and 2004. In truth, while the **average daily net assets** of the Fund grew 741 percent from $406.5 million for 2000 to $3.4 billion for 2004, advisory fees increased at a slower rate of 679 percent, from $2.947 million to $22.98 million.

AIM Premier Equity Fund — Plaintiffs allege (para. 105) that AIM Premier Equity Fund's "assets r[o]se slightly between 1995 and 2004, from $6.3 billion to $6.9 billion, a gain approaching 10 percent ... This gain in assets under management was far outpaced by the rise in advisory fees over the same period ... though the Fund's asset size hardly increased at all." In truth, the **average daily net assets** of the Fund grew 95 percent, from $4.011 billion for 1995 to $7.835 billion for 2004, and advisory fees increased at a lower rate, 94 percent.

AIM Weingarten Fund — Plaintiffs allege (para. 105) that AIM Weingarten Fund "experienced an asset size drop ... a decline of 56 percent ... advisory fees dropped too, but less. This fee category declined by 46 percent." In truth, **average daily net assets** of the Fund and the advisory fees both declined by 46 percent, dropping between 1996 and 2004 from $4.944 billion to $2.643 billion and $31.4 million to $17 million, respectively.

In sum, Plaintiffs have constructed a false "house of cards": the advisory fees of the Funds in this action were not growing faster or even as fast as the growth in **average daily net assets**. Accordingly, Plaintiffs have failed to plead facts which show that "economies of scale", if any existed, were not passed on to the Funds.

The Court should also take note of the fact that "economies of scale" are not the be-all and end-all of a § 36(b) case. At most, "economies of scale" are a factor a Court may consider — one of many — in determining whether there has been a breach of fiduciary duty with respect to the receipt of compensation. No Court has ever accepted a single factor as sufficient to constitute a breach of § 36(b). See Benak v. Alliance Capital Management L.P., 2004 U.S. Dist. LEXIS 12231 at *28 (D.N.J. Feb. 9, 2004) ("... Plaintiff has not pointed to a single case where allegations of excessive fees were sustained on the basis of only one of the six factors").

E.
Para. 104: Plaintiffs' $7 billion-dollar error

Plaintiffs contend (para. 104) that there was an increase in fees during the period 1996-2004 for the eight Funds in the aggregate and that, during that period, there was a decrease in assets of the eight Funds in the aggregate — i.e. a 20% decline in the "assets" of the eight Funds (para. 104). **This contention is utterly fallacious and is based on a $7 billion error by Plaintiffs.**

Plaintiffs detail their "aggregate" calculations in a chart entitled "Master Sheet", Exhibit 6 to their "new" Complaint. The figure they list there for the supposed "aggregate assets" of the eight Funds for year-end 2004 is $24.9 billion, but that is based on a grossly understated level of "assets" for AIM Basic Value Fund in their Exhibit 8. See first box next to "Assets." The correct figure for AIM Basic Value Fund "assets" at year-end 2004 was **$7 billion**, not **$7 million**, as plaintiffs themselves acknowledge in another paragraph of their "new" Complaint (para. 105). When this error is corrected, the "aggregate assets" of the eight Funds in para. 104 are shown to have increased from 1996 to 2004, not decreased — i.e., once again, the opposite of what plaintiffs allege. Thus, even assuming arguendo that "asset" figures for the eight Funds, in the aggregate, are relevant (which defendants dispute) and that one-day, year-end figures have any meaning in this context (which defendants dispute), Plaintiffs' contention that there was an increase in "aggregate fees" during a period when there was a decrease in "aggregate assets" for the eight Funds is simply wrong and cannot be credited by this Court.

F.
The relevant time-period for pertinent allegations

Plaintiffs erroneously utilize allegations covering the period 1996-2004: the relevant period for assessing the legal sufficiency of allegations of excessiveness is one year prior to filing of the original Complaint in each of these three consolidated actions. In an important Opinion handed down on January 11, 2006, Hon. Shirley Wohl Kram, District Judge of the Southern District of New York, in dismissing a § 36(b) claim, wrote on this precise issue as follows:

Defendant's motion for reconsideration points to major gaps in the facts pled in support of Plaintiffs' Section 36(b) excessive fee claim. In an effort to analyze the Complaint in accordance with the factors listed in Gartenberg, the Court, in part, based its previous ruling on statistics suggesting Plaintiffs failed to pass on savings generated by economies of scale to shareholders. Specifically, the Complaint states that:

> despite the fact the net assets of the AllianceBernstein Growth & Income Fund increased from $1,503,874, [000] to $3,003,001, [000] [sic] during the Class Period, the net asset value per share of the fund decreased by 24.5% falling from $3.44 in 1999 to $2.60 in 2003. Yet during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets jumping from 0.93% to 1.22% in 2003.

(Am. Compl. ¶ 143.) Section 36(b), however, explicitly limits recovery to the one-year period prior to the commencement of litigation.[2] Therefore, because Plaintiffs filed their initial complaint on June 22, 2004, they must plead facts demonstrating the existence of excessive advisory fees between June 22, 2003 and June 22, 2004. Notably, the statistics in paragraph 143 of the Complaint only cover approximately four months of this time period, posing a serious problem for the survival of plaintiffs' Section 36(b) claim.

Despite this defect, Plaintiffs maintain that the Court should deny the Investment Adviser Defendants' reconsideration motion. They argue that while the statistics at issue largely refer to financial trends outside the relevant time period, they may be used [to] demonstrate the existence of excessive advisory fees within the relevant time period. Accepting this position, however, would require the Court to make a dramatic extrapolation by inferring the existence of excessive fees without adequate supporting evidence in the Complaint. Though it may be possible in certain circumstances to demonstrate the existence of excessive fees by using statistical trends that do not fall squarely within the applicable one-year time period, the Investment Adviser Defendants are correct in asserting that this approach weakens Plaintiffs' economies of scale argument considerably.[3] (emphasis supplied)

[2] Section 36(b)(3) states that "[n]o award of damages shall be recoverable for any period prior to one year before the action was instituted." 15 U.S.C. §80a-35(b)(3)

> [3] The legislative history of Section 36(b) reinforces the Court's reluctance to embrace the statistical trends in the Complaint as probative of the Investment Adviser Defendants' failure to pass on savings to shareholders. In contrast to the five-year period set forth in Section 36(a) for SEC enforcement, Congress sharply limited recovery under Section 36(b) to a one-year time period because it wanted to create a limited mechanism with which to test and rectify advisory fees in the mutual fund industry. Krinsk v. Fund Asset Mgmt., Inc., No. 85 CV. 8428, 1986 U.S. Dist. LEXIS 25691, at *11-12 (S.D.N.Y. May 9, 1986). Legislative insistence in restricting the applicable time period disinclines the Court to make factual extrapolations or speculative inferences in plaintiffs' favor.

In re AllianceBernstein Mutual Fund Excessive Fee Litigation, 2006 WL 74439 at *2 (Jan. 11, 2006 S.D.N.Y.).

G.
The flawed charts: paras. 90, 95, 96 and 102

At paras. 90, 95, 96 and 102, Plaintiffs have "created" charts purporting to show the quantum of "excessiveness" of the advisory fees. These charts are a hodgepodge of misinformation leading to an erroneous conclusion.

The chart at para. 90 purports to compare the fees of the eight mutual Funds in this case to average pension fund fees: an apples-to-oranges comparison which has no legal validity. See e.g. Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923, 930 n.3 (2d Cir. 1982):

> Appellants' argument that the lower fees charged by investment advisers to large pension funds should be used as a criterion for determining fair advisory fees for money market funds must also be rejected. The nature and extent of the services required by each type of fund differ sharply. As the district court recognized, the pension fund does not face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days.

In addition, this chart suffers the same flaw as the allegations of para. 105 — i.e. the chart uses a single-day "net asset" figure as the basis of comparison.

The chart at para. 95 suffers from the identical defect as the chart at para. 90, and also purports, erroneously, to compare the fees of the eight Funds to a so-called "average advisory fee" of its category (e.g. Balanced, Growth etc.). However, merely being above average in compensation does not, of course, establish, even if proved, a breach of duty with respect to the receipt of compensation. If every Fund Group whose charges were "above average" were violating § 36(b) by virtue of that fact, half of all Fund Groups in the United States would be breaching their fiduciary duty, a ridiculous assertion. In Migdal, 248 F.3d at 327, the Fourth Circuit found that a comparison of fees of similar Funds fails to state a § 36(b) claim "because it does not address the particular services offered by the defendants in this case." (emphasis supplied). Here, as in Migdal, there is no allegation about any of the specific services provided to any of the eight Funds.

The chart at para. 96, which deals with administrative fees, suffers from the same defect as the charts at paras. 90 and 95 and as the allegations of para. 105. Similarly, the chart at para. 102, which is nothing more than a combination of the charts at paras. 95 and 96, advisory fees and administrative fees, suffers the same defect.

H.
Distribution fees, transfer agency fees and other fees

Plaintiffs' allegations about distribution fees, i.e. 12b-1 fees, also suffers from the same fundamental and pervasive error we have identified with respect to advisory fees: i.e. Plaintiffs in their "calculations" utilize assets on one day at year-end, whereas 12b-1 fees are calculated on the basis of **average daily net assets** over a period of time.

In addition, Plaintiffs also erroneously analyze 12b-1 fees on a Fund-level. Such an analysis is meaningless: as Plaintiffs, themselves, acknowledge (para. 65), 12b-1 fees paid by a Fund differ for each class within the Fund. 12b-1 fees are paid by the Fund on a class basis, not on a Fund basis. Plaintiffs' "new" Complaint contains absolutely no allegations, with respect to 12b-1 fees, on a class-by-class basis.[2]

Transfer agency fees, another fee Plaintiffs complain about, are calculated on the basis of number of accounts, not on the basis of assets. If a Fund has numerous small accounts, it will have large transfer fees; if a Fund has only a few large accounts, it will have small transfer agency fees. Additionally, no defendant in this case is alleged to be (or, in fact, was) a "recipient" of transfer agency fees, and only a "recipient" can be liable under § 36(b). See § 36(b)(3); Green v. Fund Asset Management, L.P., 286 F.3d 682, 685 (3d Cir.), cert. den., 537 U.S. 884 (2002) ("under § 36(b) a shareholder may only sue the recipient of the fees"). The other fees complained of, i.e. fees to outside lawyers, auditors and independent trustees (para. 57) also are not recoverable under § 36(b) from any of the defendants in this case since, indisputably, no defendant was a "recipient" of any of these fees.

CONCLUSION

The Motion to Dismiss the Second Amended Consolidated Complaint should be granted with prejudice.[3]

---

[2] Plaintiffs complain about 12b-1 fees paid by AIM Mid-Cap Core Equity Fund while it was "not selling shares to new individual investors" — this is legally flawed. See the recent Opinion of Judge Woodlock in the District of Massachusetts dismissing this precise claim with prejudice: Yameen v. Eaton Vance Distributors, Inc., 394 F.Supp.2d 350, 357 (D.Mass. 2005).

[3] As to the basis for a "with prejudice" dismissal, see Migdal, 248 F.3d at 328:

> Plaintiffs now seek discovery in order to uncover the elements which are currently missing from their Section 36(b) claim. While we certainly do not expect plaintiffs to prove a claim in their complaint, they must state a claim therein. Rule 12(b)(6) requires more than the mere recitation of boilerplate statutory language. While Rule 8 is a liberal standard, plaintiffs cannot simply promise the court that once they have completed discovery, something will turn up. Rather before they are permitted to proceed to discovery, plaintiffs must have some factual basis for believing that a legal violation has actually occurred. In this case, plaintiffs have alleged nothing to suggest that the investment advisers' fees are excessive. Accordingly, the district court was correct in ruling that plaintiffs failed to state a claim and thus satisfy the requirements of Rule 12(b)(6).

Dated: January 18, 2006

POLLACK & KAMINSKY

/s/ Daniel A. Pollack
by:______________________________
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

GIBBS & BRUNS, LLP

/s/ Michael K. Oldham
by:______________________________
Michael K. Oldham
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

MAYER, BROWN, ROWE & MAW LLP

/s/ Charles S. Kelley
by:______________________________
Charles S. Kelley
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Attorneys for Defendants

Daniel A. Pollack

From: <DCECF_LiveDB@txs.uscourts.gov>
To: <DC_Notices@txs.uscourts.gov>
Sent: Wednesday, January 18, 2006 8:29 PM
Subject: Activity in Case 4:04-cv-02555 Hunt, et al v. Invesco Funds Group, et al "Motion to Dismiss"

U.S. District Court

Southern District of Texas

Notice of Electronic Filing

The following transaction was received from Oldham, Michael Kenan entered on 1/18/2006 at 7:21 PM CST and filed on 1/18/2006

Case Name: Hunt, et al v. Invesco Funds Group, et al
Case Number: 4:04-cv-2555
Filer: AIM Advisors Inc
Invesco Funds Group Inc
AIM Distributors Inc
Invesco Institutional NA Inc
Invesco Distributors Inc
Document Number: 128

Docket Text:
MOTION to Dismiss *And Memorandum of Law in Support of Motion to Dismiss Second Amended Consolidated Complaint* by all defendants, filed. Motion Docket Date 2/7/2006. (Attachments: # (1) Appendix Addendum Cover Page# (2) Appendix Addendum# (3) Appendix Addendum Part II# (4) Appendix Addendum Part III# (5) Appendix Addendum Part IV# (6) Appendix Addendum Part V# (7) Appendix Addendum Part VI# (8) Appendix Addendum Part VII# (9) Appendix Addendum Part VIII) (Oldham, Michael)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=1/18/2006] [FileNumber=3106431-0] [01f3cea79e16217f6747174bcedc3d1cd107f9bb4f01920469f05704fe1bba3c09c 374d444cde338950f5c91e0e8b6f434fb87081bc3f256901faa31e6692371]]
Document description: Appendix Addendum Cover Page
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=1/18/2006] [FileNumber=3106431-1] [2c52cc0b15174d4391fde1a3e5c9bc29c2aa99c7e736bf0b6db8257948319c4117f 099b124f7ca35150364d7292735065062c2e37a9f84ec021cd2d2621d1917]]

ADDENDUM TO DEFENDANTS' MOTION TO DISMISS

Average Daily Net Assets of the Funds*

AIM Basic Value Fund

2000: **$377 million** = $182,080,975 + $106,174,366 + $88,502,364

2004: **$6.9 billion** = $4,254,577,848 + $1,956,945,241 + $675,771,120 + $20,938,399 + $11,657,696

AIM Balanced Fund

1998: **$1.733 billion** = $976,072,030 + $694,890,554 + $62,701,487

2004: **$2.066 billion** = $1,155,013,999 + $671,079,230 + $234,948,213 + $4,609,890 + $9,981

AIM Charter Fund

1996: **$2.63 billion** = $2,317,594,098 + $283,104,175 + $27,200,235

2004: **$3.18 billion** = $1,961,051,091 + $1,054,949,073 + $157,268,602 + $2,239,072 + $4,378,524

AIM Constellation Fund

1996: **$9.475 billion** = $9,262,723,318 + $212,576,688

2004: **$7.357 billion** = $6,338,680,161 + $670,218,131 + $184,507,218 + $4,982,137 + $158,650,215

AIM Mid-Cap Core Equity Fund

2000: **$406.5 million** = $217,156,798 + $181,110,447 + $8,005,686

2004: **$3.4 billion** = $2,313,445,525 + $704,485,548 + $317,277,441 + $47,364,232 + $37,490,011

AIM Premier Equity Fund

1995: **$4.011 billion** = $2,364,597,465 + $1,646,600,430

2004: **$7.835 billion** = $4,620,534,125 + $2,850,575,141 + $362,415,401 + $718,850 + $1,244,088

AIM Weingarten Fund

1996: **$4.944 billion** = $4,737,418,087 + $151,463,325 + $56,025,662

2004: **$2.643 billion** = $2,040,844,523 + $511,454,890 + $87,315,520 + $1,071,094 + $1,931,035

*This chart simply totals the average daily net assets of each class of each Fund, as per the information in the attached Annual Reports of the Funds.

AIM BASIC VALUE FUND

ANNUAL REPORT / DECEMBER 31 2000

AIM BASIC VALUE FUND



AIM FUNDS

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2000

Assets:	
Investments, at market value (cost $788,073,335)*	$894,157,454
Receivables for:	
Fund shares sold	43,332,798
Dividends	1,097,685
Due from advisor	17,209
Collateral for securities loaned	22,529,454
Other assets	51,558
Total assets	961,186,158
Liabilities:	
Payables for:	
Investments purchased	$51,582,575
Fund shares reacquired	1,882,198
Collateral upon return of securities loaned	22,529,454
Accrued advisory fees	464,964
Accrued administrative services fees	14,507
Accrued distribution fees	811,467
Accrued transfer agent fees	102,044
Accrued operating expenses	110,635
Total liabilities	77,497,844
Net assets applicable to shares outstanding	$883,688,314
Net Assets:	
Class A	$448,668,493
Class B	$241,156,705
Class C	$193,863,116
Shares outstanding, $0.01 par value per share:	
Class A	15,790,358
Class B	8,756,849
Class C	7,039,400
Class A:	
Net asset value and redemption price per share	$ 28.41
Offering price per share: (Net asset value of $28.41 ÷ 94.50%)	$ 30.06
Class B:	
Net asset value and offering price per share	$ 27.54
Class C:	
Net asset value and offering price per share	$ 27.54

* At December 31, 2000, securities with an aggregate market value of $21,593,949 were on loan to brokers.

STATEMENT OF OPERATIONS

For the year ended December 31, 2000

Investment income:	
Dividends (net of foreign withholding tax of $11,292)	$ 4,309,265
Dividends from affiliated money market funds	2,446,612
Interest	38,562
Security lending	4,709
Total investment income	6,799,148
Expenses:	
Advisory fees	2,733,163
Administrative services fees	95,398
Custodian fees	37,934
Distribution fees — Class A	637,283
Distribution fees — Class B	1,061,744
Distribution fees — Class C	885,024
Transfer agent fees	564,968
Trustees' fees	15,065
Other	220,074
Total expenses	6,250,653
Less: Expenses reimbursed	(5,258)
Expenses paid indirectly	(10,286)
Net expenses	6,235,109
Net investment income	564,039
Realized and unrealized gain (loss) from investment securities, foreign currencies and futures contracts:	
Net realized gain (loss) from:	
Investment securities	1,878,295
Foreign currencies	(4,508)
Futures contracts	(1,909,918)
	(36,131)
Change in net unrealized appreciation (depreciation) of:	
Investment securities	83,879,538
Futures contracts	(127,522)
	83,752,016
Net gain from investment securities, foreign currencies and futures contracts	83,715,885
Net increase in net assets resulting from operations	$84,279,924

See Notes to Financial Statements.

denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Fund does not separately account for the portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

F. Foreign Currency Contracts — A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund may enter into a foreign currency contract to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. The Fund may also enter into a foreign currency contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of that security. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

G. Futures Contracts — The Fund may purchase or sell futures contracts as a hedge against changes in market conditions. Initial margin deposits required upon entering into futures contracts are satisfied by the segregation of specific securities as collateral for the account of the broker (the Fund's agent in acquiring the futures position). During the period the futures contracts are open, changes in the value of the contracts are recognized as unrealized gains or losses by "marking to market" on a daily basis to reflect the market value of the contracts at the end of each day's trading. Variation margin payments are made or received depending upon whether unrealized gains or losses are incurred. When the contracts are closed, the Fund recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Fund's basis in the contract. Risks include the possibility of an illiquid market and that a change in value of the contracts may not correlate with changes in the value of the securities being hedged.

H. Expenses — Distribution expenses directly attributable to a class of shares are charged to that class' operations. All other expenses which are attributable to more than one class are allocated among the classes.

Note 2–Advisory Fees and Other Transactions with Affiliates

A I M Advisors, Inc. ("AIM") is the Fund's investment manager and administrator. The Fund pays AIM investment management and administration fees at an annual rate of 0.725% on the first $500 million of the Fund's average daily net assets, plus 0.70% on the next $500 million of the Fund's average daily net assets, plus 0.675% on the next $500 million of the Fund's average daily net assets, plus 0.65% on the Fund's average daily net assets exceeding $1.5 billion. AIM has contractually agreed to waive fees and reimburse expenses (excluding interest, taxes, dividends on short sales, extraordinary items and increases in expenses due to offset arrangements, if any) to the extent necessary to limit total operating expenses to the annual rate of 1.32%, 1.97% and 1.97% of the average daily net assets of the Fund's Class A, Class B and Class C shares, respectively. For the year ended December 31, 2000, AIM reimbursed expenses of $5,258.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. For the year ended December 31, 2000, AIM was paid $95,398 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay A I M Fund Services, Inc. ("AFS") a fee for providing transfer agency and shareholder services to the Fund. For the year ended December 31, 2000, AFS was paid $329,663 for such services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B and Class C shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares, Class B shares and Class C shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.35% of the Fund's average daily net assets of Class A shares and 1.00% of the average daily net assets of Class B and C shares. Of these amounts, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class A, Class B or Class C shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the appropriate class of shares of the Fund. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. The Plans also impose a cap on the total sales charges, including asset-based sales charges that may be paid by the respective classes. For the year ended December 31, 2000, the Class A, Class B and Class C shares paid AIM Distributors $637,283, $1,061,744 and $885,024, respectively, as compensation under the Plans.

AIM Distributors received commissions of $369,761 from sales of the Class A shares of the Fund during the year ended December 31, 2000. Such commissions are not an expense of the Fund. They are deducted from, and are not included in, the proceeds from sales of Class A shares. During the year ended December 31, 2000, AIM Distributors received $36,098 in contingent deferred sales charges imposed on redemptions of Fund shares.

Certain officers and trustees of the Trust are officers and directors of AIM, AFS and AIM Distributors.

Note 3–Indirect Expenses

For the year ended December 31, 2000, the Fund received reductions in transfer agency fees from AFS (an affiliate of AIM) of $6,820 and reductions in custodian fees of $3,466 under expense offset arrangements which resulted in a reduction of the Fund's total expenses of $10,286.

Note 4–Bank Borrowings

The Fund is a participant in a committed line of credit facility with a syndicate administered by Citibank, N.A. The Fund may borrow up to the lesser of (i) $1,000,000,000 or (ii) the limits set by its prospectus for borrowings. The Fund and other funds advised by AIM which are parties to the line of credit may borrow on a first come, first served basis. During the year ended December 31, 2000, the Fund did not borrow under the line of credit agreement. The funds which are party to the line of credit are charged a commitment fee of 0.09% on the unused balance of the committed line. The commitment fee is allocated among the funds based on their respective average net assets for the period.

Note 8–Financial Highlights

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

	Class A				
	Year ended December 31,				
	2000	1999[a]	1998	1997[a]	1996[a]
Net asset value, beginning of period	$ 23.84	$ 18.13	$17.25	$14.65	$12.76
Income from investment operations:					
Net investment income (loss)	0.06	0.05	0.04	0.09	(0.01)
Net gains on securities (both realized and unrealized)	4.74	5.75	1.16	3.87	1.94
Total from investment operations	4.80	5.80	1.20	3.96	1.93
Less distributions:					
Dividends from net investment income	(0.03)	—	—	(0.03)	—
Distributions from net realized gains	(0.20)	(0.09)	(0.32)	(1.33)	(0.04)
Total distributions	(0.23)	(0.09)	(0.32)	(1.36)	(0.04)
Net asset value, end of period	$ 28.41	$ 23.84	$18.13	$17.25	$14.65
Total return[b]	20.20%	32.04%	7.02%	27.23%	15.12%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$448,668	$70,791	$9,074	$7,688	$2,529
Ratio of expenses to average net assets:					
With fee waivers	1.32%[c]	1.69%	1.74%	2.02%	2.00%
Without fee waivers	1.32%[c]	1.71%	2.11%	3.00%	5.51%
Ratio of net investment income (loss) to average net assets	0.49%[c]	0.23%	0.25%	0.56%	(0.10)%
Portfolio turnover rate	56%	63%	148%	93%	256%

[a] Calculated using average shares outstanding.
[b] Does not include sales charges.
[c] Ratios are based on average daily net assets of $182,080,975.

	Class B				
	Year ended December 31,				
	2000	1999[a]	1998	1997[a]	1996[a]
Net asset value, beginning of period	$ 23.23	$ 17.79	$ 17.04	$ 14.54	$12.75
Income from investment operations:					
Net investment income (loss)	(0.02)	(0.09)	(0.08)	(0.01)	(0.10)
Net gains on securities (both realized and unrealized)	4.53	5.62	1.15	3.83	1.93
Total from investment operations	4.51	5.53	1.07	3.82	1.83
Less distributions:					
Distributions from net realized gains	(0.20)	(0.09)	(0.32)	(1.32)	(0.04)
Net asset value, end of period	$ 27.54	$ 23.23	$ 17.79	$ 17.04	$14.54
Total return[b]	19.47%	31.13%	6.34%	26.44%	14.35%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$241,357	$55,785	$17,406	$16,717	$5,503
Ratio of expenses to average net assets:					
With fee waivers	1.97%[c]	2.34%	2.39%	2.67%	2.65%
Without fee waivers	1.97%[c]	2.36%	2.76%	3.65%	6.16%
Ratio of net investment income (loss) to average net assets	(0.16)%[c]	(0.42)%	(0.40)%	(0.09)%	(0.75)%
Portfolio turnover rate	56%	63%	148%	93%	256%

[a] Calculated using average shares outstanding.
[b] Does not include contingent deferred sales charges.
[c] Ratios are based on average daily net assets of $106,174,366.

Note 8–Financial Highlights (continued)

	Class C	
	Year ended December 31, 2000	May 3, 1999 (Date sales commenced) to December 31, 1999[a]
Net asset value, beginning of period	$ 23.23	$21.07
Income from investment operations:		
Net investment income (loss)	(0.02)	(0.06)
Net gains on securities (both realized and unrealized)	4.53	2.31
Total from investment operations	4.51	2.25
Less distributions from net realized gains	(0.20)	(0.09)
Net asset value, end of period	$ 27.54	$23.23
Total return	19.47%	10.72%
Ratios/supplemental data:		
Net assets, end of period (000s omitted)	$193,863	$7,669
Ratio of expenses to average net assets:		
With fee waivers	1.97%[c]	2.34%[d]
Without fee waivers	1.97%[c]	2.36%[d]
Ratio of net investment loss to average net assets	(0.16)%[c]	(0.42)%[d]
Portfolio turnover rate	56%	63%

(a) Calculated using average shares outstanding.
(b) Does not include contingent deferred sales charges and is not annualized for periods less than one year.
(c) Ratios are annualized and based on average daily net assets of $88,502,364.
(d) Annualized.



AIM Basic Value Fund

Annual Report to Shareholders · December 31, 2004



Your goals. Our solutions.®

AIM INVESTMENTS

Statement of Operations

For the year ended December 31, 2004

Investment income:	
Dividends (net of foreign withholding tax of $1,168,782)	$ 78,567,383
Dividends from affiliated money market funds (including securities lending income of $555,542*)	3,100,780
Total investment income	81,668,163
Expenses:	
Advisory fees	45,729,287
Administrative services fees	697,597
Custodian fees	542,246
Distribution fees:	
Class A	14,891,022
Class B	19,569,452
Class C	6,757,711
Class R	104,692
Transfer agent fees — Class A, B, C and R	16,353,257
Transfer agent fees — Institutional Class	1,090
Trustees' fees and retirement benefits	194,751
Other	2,695,744
Total expenses	107,536,849
Less: Fees waived, expenses reimbursed and expense offset arrangements	(1,255,226)
Net expenses	106,281,623
Net investment income (loss)	(24,613,460)
Realized and unrealized gain (loss) from investment securities and foreign currencies:	
Net realized gain (loss) from:	
Investment securities	116,304,029
Foreign currencies	(347,301)
	115,956,728
Change in net unrealized appreciation (depreciation) of:	
Investment securities	603,140,113
Foreign currencies	(3)
	603,140,110
Net gain from investment securities and foreign currencies	719,096,838
Net increase in net assets resulting from operations	$694,483,378

* Dividends from affiliated money market funds are net of income rebate paid to securities lending counterparties.

See accompanying notes which are an integral part of the financial statements.

Statement of Changes In Net Assets

For the years ended December 31, 2004 and 2003

	2004	2003
Operations:		
Net investment income (loss)	$ (24,613,460)	$ (28,543,503)
Net realized gain (loss) from investment securities and foreign currencies	115,956,728	(185,210,653)
Change in net unrealized appreciation of investment securities and foreign currencies	603,140,110	1,755,021,436
Net increase in net assets resulting from operations	694,483,378	1,541,267,280
Share transactions—net:		
Class A	229,943,250	371,075,475
Class B	(146,534,200)	(23,057,201)
Class C	(49,796,419)	(12,624,445)
Class R	14,533,591	8,800,089
Institutional Class	96,937,383	131,671
Net increase in net assets resulting from share transactions	145,083,605	344,325,589
Net increase in net assets	839,566,983	1,885,592,869
Net assets:		
Beginning of year	6,440,522,135	4,554,929,266
End of year (including undistributed net investment income (loss) of $(237,116) and $(112,387), respectively)	$7,280,089,118	$6,440,522,135

See accompanying notes which are an integral part of the financial statements.

Securities for which market quotations are not readily available or are unreliable are valued at fair value as determined in good faith by or under the supervision of the Trust's officers following procedures approved by the Board of Trustees. Issuer specific events, market trends, bid/ask quotes of brokers and information providers and other market data may be reviewed in the course of making a good faith determination of a security's fair value.

B. Securities Transactions and Investment Income — Securities transactions are accounted for on a trade date basis. Realized gains or losses on sales are computed on the basis of specific identification of the securities sold. Interest income is recorded on the accrual basis from settlement date. Dividend income is recorded on the ex-dividend date.

Brokerage commissions and mark ups are considered transaction costs and are recorded as an increase to the cost basis of securities purchased and/or a reduction of proceeds on a sale of securities. Such transaction costs are included in the determination of realized and unrealized gain (loss) from investment securities reported in the Statement of Operations and the Statement of Changes in Net Assets and the realized and unrealized net gains (losses) on securities per share in the Financial Highlights. Transaction costs are included in the calculation of the Fund's net asset value and, accordingly, they reduce the Fund's total returns. These transaction costs are not considered operating expenses and are not reflected in net investment income reported in the Statement of Operations and Statement of Changes in Net Assets, or the net investment income per share and ratios of expenses and net investment income reported in the Financial Highlights, nor are they limited by any expense limitation arrangements between the Fund and the advisor.

The Fund allocates income and realized and unrealized capital gains and losses to a class based on the relative net assets of each class.

C. Distributions — Distributions from income and net realized capital gain, if any, are generally paid annually and recorded on ex-dividend date. The Fund may elect to use a portion of the proceeds from redemptions as distributions for federal income tax purposes.

D. Federal Income Taxes — The Fund intends to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements.

E. Expenses — Fees provided for under the Rule 12b-1 plan of a particular class of the Fund are charged to the operations of such class. Transfer agency fees and expenses and other shareholder recordkeeping fees and expenses attributable to the Institutional Class are charged to such class. Transfer agency fees and expenses and other shareholder recordkeeping fees and expenses relating to all other classes are allocated among those classes based on relative net assets. All other expenses are allocated among the classes based on relative net assets.

F. Foreign Currency Translations — Foreign currency is valued at the close of the NYSE based on quotations posted by banks and major currency dealers. Portfolio securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at date of valuation. Purchases and sales of portfolio securities (net of foreign taxes withheld on disposition) and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Fund does not separately account for the portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. The combined results of changes in foreign exchange rates and the fluctuation of market prices on investments (net of estimated foreign tax withholding) are included with the net realized and unrealized gain or loss from investments in the Statement of Operations. Reported net realized foreign currency gains or losses arise from, (i) sales of foreign currencies, (ii) currency gains or losses realized between the trade and settlement dates on securities transactions, and (iii) the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

G. Foreign Currency Contracts — A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund may enter into a foreign currency contract to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. The Fund may also enter into a foreign currency contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of that security. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

NOTE 2—Advisory Fees and Other Fees Paid to Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 0.725% on the first $500 million of the Fund's average daily net assets, plus 0.70% on the next $500 million of the Fund's average daily net assets, plus 0.675% on the next $500 million of the Fund's average daily net assets, plus 0.65% on the Fund's average daily net assets in excess of $1.5 billion. Effective January 1, 2005 through December 31, 2009, AIM has contractually agreed to waive advisory fees to the extent necessary so that the advisory fees payable by the Fund (based on the Fund's average daily net assets) do not exceed the annual rate of 0.695% of the first $250 million, plus 0.67% of the next $250 million, plus 0.645% of the next $500 million, plus 0.62% of the next $1.5 billion, plus 0.595% of the next $2.5 billion, plus 0.57% of the next $2.5 billion, plus 0.545% of the next $2.5 billion, plus 0.52% of the Fund's average daily net assets in excess of $10 billion. Further, AIM has voluntarily agreed to waive advisory fees of the Fund in the amount of 25% of the advisory fee AIM receives from the affiliated money market funds on investments by the Fund in such affiliated money market funds (excluding investments made in affiliated money market funds with cash collateral from securities loaned by the Fund). Voluntary fee waivers or reimbursements may be modified or discontinued with approval by the Board of Trustees without further notice to investors. For the year ended December 31, 2004, AIM waived fees of $531,221.

For the year ended December 31, 2004, at the request of the Trustees of the Trust, AMVESCAP PLC ("AMVESCAP") agreed to reimburse $636,198 of expenses incurred by the Fund in connection with matters related to recently settled regulatory actions and investigations concerning market timing activity in the AIM Funds, including legal, audit, shareholder servicing, communication and trustee expenses. These expenses along with the related expense reimbursement, are included in the Statement of Operations.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. For the year ended December 31, 2004, AIM was paid $697,597 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay AIM Investment Services, Inc. ("AISI") a fee for providing transfer agency and shareholder services to the Fund and reimburse AISI for certain expenses incurred by AISI in the course of providing such services. For the Institutional Class, the transfer agent has contractually agreed to reimburse class specific transfer agent fees and expenses to the extent necessary to limit transfer agent fees to 0.10% of the average net assets. AISI did not reimburse fees during the period under this expense limitation. For the year ended December 31, 2004, the Fund paid AISI $16,353,257 for Class A, Class B, Class C and Class R shares and $1,090 for Institutional Class shares. AISI may make payments to intermediaries that provide omnibus account services, sub-accounting services and/or networking services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C, Class R and Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A, Class B, Class C and Class R shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.35% of the Fund's average daily net assets of Class A shares, 1.00% of the average daily net assets of Class B and Class C shares and 0.50% of the average daily net assets of Class R shares. Of these amounts, up to 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares may be paid to furnish continuing personal shareholder services to customers who purchase and own shares of such classes. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. Pursuant to the Plans, for the year ended December 31, 2004, the Class A, Class B, Class C and Class R shares paid $14,891,022, $19,569,452, $6,757,711 and $104,692, respectively.

Front-end sales commissions and contingent deferred sales charges ("CDSC") (collectively the "sales charges") are not recorded as expenses of the Fund. Front-end sales commissions are deducted from proceeds from the sales of Fund shares prior to investment in Class A shares of the Fund. CDSC are deducted from redemption proceeds prior to remittance to the shareholder. During the year ended December 31, 2004, AIM Distributors advised the Fund that it retained $868,069 in front-end sales commissions from the sale of Class A shares and $68,805, $229,699, $58,984 and $0 from Class A, Class B, Class C and Class R shares, respectively, for CDSC imposed upon redemptions by shareholders.

Certain officers and trustees of the Trust are officers and directors of AIM, AISI and/or AIM Distributors.

NOTE 3—Investments in Affiliates

The Fund is permitted, pursuant to an exemptive order from the Securities and Exchange Commission ("SEC"), to invest daily available cash balances and cash collateral from securities lending transactions in affiliated money market funds. The Fund and the money market funds below have the same investment advisor and therefore, are considered to be affiliated. The tables below show the transactions in and earnings from investments in affiliated money market funds for the year ended December 31, 2004.

Investments of Daily Available Cash Balances:

Fund	Market Value 12/31/03	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value 12/31/04	Dividend Income	Realized Gain (Loss)
Liquid Assets Portfolio–Institutional Class	$103,433,320	$ 522,046,572	$ (575,638,950)	$—	$49,840,942	$1,389,388	$—
STIC Prime Portfolio–Institutional Class	103,433,320	522,046,572	(575,638,950)	—	49,840,942	1,355,950	—
Subtotal	$206,866,640	$1,044,093,144	$(1,151,277,900)	$—	$99,681,884	$2,745,338	$—

Investments of Cash Collateral from Securities Lending Transactions:

Fund	Market Value 12/31/03	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value 12/31/04	Dividend Income*	Realized Gain (Loss)
Liquid Assets Portfolio–Institutional Class	$313,614,189	$ 627,570,967	$ (628,888,088)	$—	$312,297,068	$ 179,301	$—
STIC Prime Portfolio–Institutional Class	313,614,190	626,466,442	(627,783,563)	—	312,297,069	176,141	—
Subtotal	$627,228,379	$1,254,037,409	$(1,256,671,651)	$—	$624,594,137	$ 355,442	$—
Total	$834,095,019	$2,298,130,553	$(2,407,949,551)	$—	$724,276,021	$3,100,780	$—

* Dividend income is net of income rebate paid to securities lending counterparties.

NOTE 13—Financial Highlights

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

	Class A				
	Year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 29.24	$ 21.86	$ 28.44	$ 28.41	$ 23.84
Income from investment operations:					
Net investment income (loss)	(0.03)	(0.06)	(0.04)[a]	(0.02)[a]	0.06
Net gains (losses) on securities (both realized and unrealized)	3.21	7.44	(6.54)	0.06	4.74
Total from investment operations	3.18	7.38	(6.58)	0.04	4.80
Less distributions:					
Dividends from net investment income	—	—	0.00	0.00	(0.03)
Distributions from net realized gains	—	—	0.00	(0.01)	(0.20)
Total distributions	—	—	0.00	(0.01)	(0.23)
Net asset value, end of period	$ 32.42	$ 29.24	$ 21.86	$ 28.44	$ 28.41
Total return[b]	10.88%	33.76%	(23.14)%	0.16%	20.20%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$4,480,701	$3,812,300	$2,534,964	$2,066,536	$448,668
Ratio of expenses to average net assets	1.29%[c][d]	1.34%	1.33%	1.30%	1.32%
Ratio of net investment income (loss) to average net assets	(0.11)%[c]	(0.28)%	(0.17)%	(0.05)%	0.49%
Portfolio turnover rate	15%	20%	30%	20%	56%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.
[c] Ratios are based on average daily net assets of $4,254,577,848.
[d] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 1.31% for the year ended December 31, 2004.

	Class B				
	Year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 27.80	$ 20.91	$ 27.38	$ 27.54	$ 23.23
Income from investment operations:					
Net investment income (loss)	(0.23)	(0.21)	(0.20)[a]	(0.19)[a]	(0.02)
Net gains (losses) on securities (both realized and unrealized)	3.05	7.10	(6.27)	0.04	4.53
Total from investment operations	2.82	6.89	(6.47)	(0.15)	4.51
Less distributions from net realized gains	—	—	0.00	(0.01)	(0.20)
Net asset value, end of period	$ 30.62	$ 27.80	$ 20.91	$ 27.38	$ 27.54
Total return[b]	10.14%	32.95%	(23.63)%	(0.53)%	19.47%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$1,985,690	$1,946,590	$1,498,499	$1,538,292	$241,157
Ratio of expenses to average net assets	1.94%[c][d]	1.99%	1.98%	1.95%	1.97%
Ratio of net investment income (loss) to average net assets	(0.76)%[c]	(0.93)%	(0.82)%	(0.70)%	(0.16)%
Portfolio turnover rate	15%	20%	30%	20%	56%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.
[c] Ratios are based on average daily net assets of $1,956,945,241.
[d] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 1.96% for the year ended December 31, 2004.

NOTE 13—Financial Highlights (continued)

	Class C				
	Year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 27.79	$ 20.91	$ 27.38	$ 27.54	$ 23.23
Income from investment operations:					
Net investment income (loss)	(0.23)	(0.21)	(0.20)[a]	(0.19)[a]	(0.02)
Net gains (losses) on securities (both realized and unrealized)	3.05	7.09	(6.27)	0.04	4.53
Total from investment operations	2.82	6.88	(6.47)	(0.15)	4.51
Less distributions from net realized gains	—	—	0.00	(0.01)	(0.20)
Net asset value, end of period	$ 30.61	$ 27.79	$ 20.91	$ 27.38	$ 27.54
Total return[b]	10.15%	32.90%	(23.63)%	(0.53)%	19.47%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$681,234	$667,412	$518,575	$566,627	$193,863
Ratio of expenses to average net assets	1.94%[c][d]	1.99%	1.98%	1.95%	1.97%
Ratio of net investment income (loss) to average net assets	(0.76)%[c]	(0.93)%	(0.82)%	(0.70)%	(0.16)%
Portfolio turnover rate	15%	20%	30%	20%	56%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.
[c] Ratios are based on average daily net assets of $675,771,120.
[d] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 1.96% for the year ended December 31, 2004.

	Class R		
	Year ended December 31,		June 3, 2002 (Date sales commenced) to December 31,
	2004	2003	2002
Net asset value, beginning of period	$ 29.16	$ 21.84	$ 27.54
Income from investment operations:			
Net investment income (loss)	(0.06)	(0.06)	(0.05)[a]
Net gains (losses) on securities (both realized and unrealized)	3.18	7.38	(5.65)
Total from investment operations	3.12	7.32	(5.70)
Net asset value, end of period	$ 32.28	$ 29.16	$ 21.84
Total return[b]	10.70%	33.52%	(20.70)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$29,245	$12,097	$ 1,421
Ratio of expenses to average net assets	1.44%[c][d]	1.49%	1.54%[e]
Ratio of net investment income (loss) to average net assets	(0.26)%[c]	(0.43)%	(0.37)%[e]
Portfolio turnover rate[f]	15%	20%	30%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Not annualized for periods less than one year.
[c] Ratios are based on average daily net assets of $20,938,399.
[d] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 1.46% for the year ended December 31, 2004.
[e] Annualized.
[f] Not annualized for periods less than one year.

NOTE 13—Financial Highlights (continued)

	Institutional Class		
	Year ended December 31,		March 15, 2002 (Date sales commenced) to December 31,
	2004	2003	2002
Net asset value, beginning of period	$ 29.56	$21.95	$ 29.63
Income from investment operations:			
Net investment income	0.02	0.08	0.06[a]
Net gains (losses) on securities (both realized and unrealized)	3.38	7.53	(7.74)
Total from investment operations	3.40	7.61	(7.68)
Net asset value, end of period	$ 32.96	$29.56	$ 21.95
Total return[b]	11.50%	34.67%	(25.92)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$103,219	$2,123	$ 1,471
Ratio of expenses to average net assets	0.71%[c][d]	0.71%	0.81%[e]
Ratio of net investment income to average net assets	0.47%[c]	0.35%	0.35%[e]
Portfolio turnover rate[f]	15%	20%	30%

(a) Calculated using average shares outstanding.
(b) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Not annualized for periods less than one year.
(c) Ratios are based on average daily net assets of $11,657,696.
(d) After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 0.73% for the year ended December 31, 2004.
(e) Annualized.
(f) Not annualized for periods less than one year.

NOTE 14—Legal Proceedings

Terms used in the Legal Proceedings Note are defined terms solely for the purpose of this note.

Settled Enforcement Actions and Investigations Related to Market Timing

On October 8, 2004, INVESCO Funds Group, Inc. ("IFG") (the former investment advisor to certain AIM Funds) and A I M Advisors, Inc. ("AIM") (the Fund's investment advisor) reached final settlements with certain regulators, including without limitation the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG") and the Colorado Attorney General ("COAG"), to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG. These regulators alleged, in substance, that IFG and AIM failed to disclose in the prospectuses for the AIM Funds that they advised and to the independent directors/trustees of such Funds that they had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the regulators alleged that IFG and AIM breached various Federal and state securities, business and consumer protection laws. On the same date, A I M Distributors, Inc. ("ADI") (the distributor of the retail AIM Funds) reached a final settlement with the SEC to resolve an investigation relating to market timing activity and related issues in the AIM Funds. The SEC also alleged that ADI violated various Federal securities laws. The SEC also has settled related market timing enforcement actions brought against certain former officers and employees of IFG.

Under the terms of the settlements, IFG agreed to pay a total of $325 million, of which $110 million is civil penalties. Of this $325 million total payment, half has been paid and the remaining half will be paid on or before December 31, 2005. AIM and ADI agreed to pay a total of $50 million, of which $30 million is civil penalties, all of which has been paid. The entire $325 million IFG settlement payment will be made available for distribution to the shareholders of those AIM Funds that IFG formerly advised that were harmed by market timing activity, and the entire $50 million settlement payment by AIM and ADI will be made available for distribution to the shareholders of those AIM Funds advised by AIM that were harmed by market timing activity, all as to be determined by an independent distribution consultant. The settlement payments will be distributed in accordance with a methodology to be determined by the independent distribution consultant, in consultation with AIM and the independent trustees of the AIM Funds and acceptable to the staff of the SEC. Under the settlements with the NYAG and COAG, AIM has agreed to reduce management fees on certain equity and balanced AIM Funds by $15 million per year for the next five years, based upon effective fee rates and assets under management as of July 1, 2004, and not to increase certain management fees.

Under the terms of the settlements, AIM will make certain governance and compliance reforms, including maintaining an internal controls committee and retaining an independent compliance consultant and a corporate ombudsman. Also, commencing in 2007 and at least once every other year thereafter, AIM will undergo a compliance review by an independent third party. In addition, under the terms of the settlements, AIM has undertaken to cause the AIM Funds to operate in accordance with certain governance policies and practices, including retaining a full-time independent senior officer whose duties will include monitoring compliance and managing the process by which proposed management fees to be charged the AIM Funds are

AIM BALANCED FUND

ANNUAL REPORT / DECEMBER 31, 1998

AIM BALANCED FUND



AIM

INVEST WITH DISCIPLINE©

STATEMENT OF ASSETS AND LIABILITIES

December 31, 1998

Assets:	
Investments, at market value (cost $1,923,193,386)	$2,307,572,144
Receivables for:	
Investments sold	8,100,350
Fund shares sold	6,973,557
Interest and dividends	16,480,727
Variation margin	680,000
Forward currency contracts	319,763
Investment for deferred compensation plan	28,328
Other assets	70,388
Total assets	2,340,225,257
Liabilities:	
Payables for:	
Investments purchased	4,878,740
Fund shares reacquired	4,619,491
Deferred compensation plan	28,328
Options written (Premiums received $797,973)	862,500
Forward currency contracts	60,135
Accrued advisory fees	975,482
Accrued distribution fees	1,730,654
Accrued transfer agent fees	72,708
Accrued operating expenses	439,220
Total liabilities	13,667,258
Net assets applicable to shares outstanding	$2,326,557,999
Net Assets:	
Class A	$1,318,229,911
Class B	$ 894,164,902
Class C	$ 114,163,186
Shares outstanding, $0.01 par value per share:	
Class A	46,698,085
Class B	31,727,364
Class C	4,046,845
Class A:	
Net asset value and redemption price per share	$ 28.23
Offering price per share: (Net asset value of $28.23 ÷ 95.25%)	$ 29.64
Class B:	
Net asset value and offering price per share	$ 28.18
Class C:	
Net asset value and offering price per share	$ 28.21

STATEMENT OF OPERATIONS

For the year ended December 31, 1998

Investment income:	
Interest	$ 53,301,282
Dividends (net of $47,654 foreign withholding tax)	11,932,232
Total investment income	65,233,514
Expenses:	
Advisory fees	9,043,320
Administrative services fees	104,952
Custodian fees	181,516
Distribution fees–Class A	2,440,180
Distribution fees–Class B	6,948,906
Distribution fees–Class C	627,014
Trustees' fees	19,242
Transfer agent fees–Class A	1,240,251
Transfer agent fees–Class B	1,255,480
Transfer agent fees–Class C	95,084
Other	662,571
Total expenses	22,618,516
Less: Expenses paid indirectly	(36,748)
Net expenses	22,581,768
Net investment income	42,651,746
Realized and unrealized gain (loss) from investment securities, foreign currencies, forward currency contracts, futures and option contracts:	
Net realized gain (loss) from:	
Investment securities	(48,583,504)
Foreign currencies	162,571
Forward currency contracts	213,074
Futures contracts	12,419,792
Option contracts purchased	148,320
Option contracts written	678,046
	(34,961,701)
Net unrealized appreciation (depreciation) of:	
Investment securities	188,156,393
Foreign currencies	13,023
Forward currency contracts	259,592
Futures contracts	14,118,475
Option contracts purchased	41,750
Option contracts written	(75,211)
	202,514,022
Net gain from investment securities, foreign currencies, forward currency contracts, futures and option contracts	167,552,321
Net increase in net assets resulting from operations	$210,204,067

See Notes to Financial Statements.

undistributed net investment income to paid-in capital. This change had no effect on the net assets, the results of operations or the net asset value per share of the Fund.

F. Expenses — Distribution and transfer agency expenses directly attributable to a class of shares are charged to that class' operations. All other expenses which are attributable to more than one class are allocated among the classes.

G. Foreign Currency Translations — Portfolio securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at date of valuation. Purchases and sales of portfolio securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Fund does not separately account for that portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

H. Foreign Currency Contracts — A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund may enter into a foreign currency contract to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. The Fund may also enter into a foreign currency contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of that security. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably. Outstanding forward currency contracts at December 31, 1998 were as follows:

Settlement Date		Contract to			Unrealized Appreciation
		Deliver	Receive	Value	(Depreciation)
01/13/99	NZD	6,000,000	$ 3,124,500	$ 3,154,584	$ (30,084)
01/14/99	GBP	7,200,000	12,137,328	11,950,315	187,013
01/15/99	DEM	1,500,000	919,811	900,836	18,975
02/04/99	CAD	12,500,000	8,203,822	8,169,690	34,132
02/04/99	NZD	12,000,000	6,379,440	6,308,521	70,919
02/26/99	DEM	600,000	353,503	361,094	(7,591)
02/26/99	GBP	700,000	1,154,559	1,157,678	(3,119)
02/26/99	NZD	1,200,000	639,540	630,816	8,724
02/26/99	NZD	7,800,000	4,080,960	4,100,301	(19,341)
			$36,993,463	$36,733,835	$259,628

I. Stock Index Futures Contracts — The Fund may purchase or sell stock index futures contracts as a hedge against changes in market conditions. Initial margin deposits required upon entering into futures contracts are satisfied by the segregation of specific securities as collateral for the account of the broker (the Fund's agent in acquiring the futures position). During the period the futures contracts are open, changes in the value of the contracts are recognized as unrealized gains or losses by "marking to market" on a daily basis to reflect the market value of the contracts at the end of each day's trading. Variation margin payments are made or received depending upon whether unrealized gains or losses are incurred. When the contracts are closed, the Fund recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Fund's basis in the contract. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the Fund's portfolio being hedged.

J. Covered Call Options — The Fund may write call options, but only on a covered basis; that is, the Fund will own the underlying security. Options written by the Fund normally will have expiration dates between three and nine months from the date written. The exercise price of a call option may be below, equal to, or above the current market value of the underlying security at the time the option is written. When the Fund writes a covered call option, an amount equal to the premium received by the Fund is recorded as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. The current market value of a written option is the mean between the last bid and asked prices on that day. If a written call option expires on the stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or a loss if the closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written option is exercised, the Fund realizes a gain or a loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received.

A call option gives the purchaser of such option the right to buy, and the writer (the Fund) the obligation to sell, the underlying security at the stated exercise price during the option period. The purchaser of a call option has the right to acquire the security which is the subject of the call option at any time during the option period. During the option period, in return for the premium paid by the purchaser of the option, the Fund has given up the opportunity for capital appreciation above the exercise price should the market price of the underlying security increase, but has retained the risk of loss should the price of the underlying security decline. During the option period, the Fund may be required at any time to deliver the underlying security against payment of the exercise price. This obligation is terminated upon the expiration of the option period or at such earlier time at which the Fund effects a closing purchase transaction by purchasing (at a price which may be higher than that received when the call option was written) a call option identical to the one originally written.

Note 2 — Advisory Fees and Other Transactions with Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the master investment advisory agreement, the Fund pays AIM an advisory fee at an annual rate of 0.75% of the first $150 million of the Fund's average daily net assets, plus 0.50% of the Fund's average daily net assets in excess of $150 million.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to reimburse AIM for certain administrative costs incurred in providing accounting services to the Fund. During the year ended December 31, 1998, AIM was reimbursed $104,952 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay A I M Fund Services, Inc. ("AFS") a fee for providing transfer agency and shareholder services to the Fund. During the year ended December 31, 1998, AFS was paid $1,438,687 for such services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B and Class C shares of the Fund. The Trust has adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares and Class C shares (the "Class A and C Plan"), and the Fund's Class B shares (the "Class B Plan") (collectively, the "Plans"). The Fund, pursuant to the Class A and C Plan, pays AIM Distributors compensation at an annual rate of 0.25% of the average daily net assets of the Class A shares and 1.00% of the average daily net assets of the Class C shares. The Fund pursuant to the Class B Plan pays AIM Distributors compensation at an annual rate of 1.00% of the average daily net assets of the Class B shares. Of these amounts, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class A, Class B or Class C shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the appropriate class of shares of the Fund. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. The Plans also impose a cap on the total sales charges, including asset-based sales charges that may be paid by the respective classes. During the year ended December 31, 1998, the Class A, Class B and Class C shares paid AIM Distributors $1,440,180, $6,948,906 and $627,014, respectively, as compensation under the Plans.

AIM Distributors received commissions of $1,172,743 from sales of the Class A shares of the Fund during the year ended December 31, 1998. Such commissions are not an expense of the Fund. They are deducted from, and are not included in, the proceeds from sales of Class A shares. During the year ended December 31, 1998, AIM Distributors received $106,255 in contingent deferred sales charges imposed on redemptions of Fund shares. Certain officers and trustees of the Trust are officers and directors of AIM, AIM Distributors and AFS.

During the year ended December 31, 1998, the Fund paid legal fees of $6,473 for services rendered by Kramer, Levin, Naftalis & Frankel as counsel to the Board of Trustees. A member of that firm is a trustee of the Trust.

Note 3–Indirect Expenses

During the year ended December 31, 1998, the Fund received reductions in transfer agency fees from AFS (an affiliate of AIM) and reductions in custodian fees of $19,083 and $17,665, respectively under expense offset arrangements. The effect of the above arrangements resulted in a reduction of the Fund's total expenses of $36,748 during the year ended December 31, 1998.

Note 4–Trustees' Fees

Trustees' fees represent remuneration paid or accrued to each trustee who is not an "interested person" of AIM. The Trust may invest trustees' fees, if so elected by a trustee, in mutual fund shares in accordance with a deferred compensation plan.

Note 5–Bank Borrowings

The Fund is a participant in a committed line of credit facility with a syndicate administered by The Chase Manhattan Bank. The Fund may borrow up to the lesser of (i) $1,000,000,000 or (ii) the limits set by its prospectus for borrowings. The Fund and other funds advised by AIM which are parties to the line of credit may borrow on a first come, first served basis. Interest on borrowings under the line of credit is payable on maturity or prepayment date. Prior to an amendment of the line of credit on May 1, 1998, the Fund was limited to borrowing up to the lesser of (i) $500,000,000 or (ii) the limits set by its prospectus for borrowings. During the year ended December 31, 1998, the Fund did not borrow under the line of credit agreement. The funds which are parties to the line of credit are charged a commitment fee of 0.05% on the unused balance of the committed line. The commitment fee is allocated among such funds based on their respective average net assets for the period.

Note 6–Investment Securities

The aggregate amount of investment securities (other than short-term securities) purchased and sold by the Fund during the year ended December 31, 1998 was $1,513,656,427 and $691,078,348, respectively.

The amount of unrealized appreciation (depreciation) of investment securities, on a tax basis, as of December 31, 1998 is as follows:

Aggregate unrealized appreciation of investment securities	$420,949,737
Aggregate unrealized (depreciation) of investment securities	(36,578,566)
Net unrealized appreciation of investment securities	$384,371,171

Cost of investments for tax purposes is $1,923,200,973.

Note 7–Futures Contracts

On December 31, 1998, $13,503,000 principal amount of U.S. Treasury obligations were pledged as collateral to cover margin requirements for open futures contracts.

Open futures contracts at December 31, 1998 were as follows:

Contract	No. of Contracts	Month	Commitment	Unrealized Appreciation (Depreciation)
S&P 500 Index	800	Mar.	Buy	$74,118,475

Note 8–Call Option Contracts Written

Transactions in call options written during the year ended December 31, 1998 are summarized as follows:

	Call Option Contracts	
	Number of Contracts	Premiums Received
Beginning of period	500	$ 101,622
Written	11,913	3,596,915
Closed	(6,821)	(2,140,284)
Exercised	(4,142)	(650,659)
Expired	(950)	(109,621)
End of period	500	$ 797,973

Open call option contracts written at December 31, 1998 were as follows:

Issue	Contract Month	Strike Price	Number of Contracts	Premiums Received	December 31, 1998 Market Value	Unrealized Depreciation
America Online, Inc.	Feb 99	150	500	$797,973	$862,500	$(64,527)

Note 9–Share Information

Changes in shares outstanding during the years ended December 31, 1998 and 1997 were as follows:

	1998		1997	
	Shares	Amount	Shares	Amount
Sold:				
Class A	29,663,763	$ 789,886,049	16,304,170	$ 379,544,296
Class B	15,995,669	427,423,474	8,995,999	214,419,729
Class C*	4,375,455	117,461,186	363,376	9,356,324
Issued as reinvestment of dividends:				
Class A	872,547	23,134,563	1,215,553	29,691,206
Class B	492,389	13,073,889	710,951	17,509,949
Class C*	54,578	1,446,813	8,636	215,490
Reacquired:				
Class A	(10,355,432)	(275,955,976)	(6,305,229)	(148,858,725)
Class B	(3,657,104)	(96,110,878)	(1,668,675)	(39,766,532)
Class C*	(747,879)	(19,825,126)	(7,321)	(191,434)
	36,693,986	$ 980,533,993	19,617,460	$ 461,920,303

* Class C shares commenced sales on August 4, 1997.

Note 10–Financial Highlights

Shown below are the financial highlights for a share of Class A and a share of Class B outstanding during each of the years in the five-year period ended December 31, 1998, and for a share of Class C outstanding during the year ended December 31, 1998 and the period August 4, 1997 (date sales commenced) through December 31, 1997.

	Class A				
	1998	1997	1996	1995	1994
Net asset value, beginning of period	$ 25.78	$ 21.84	$ 19.22	$ 14.62	$ 16.10
Income from investment operations:					
Net investment income	0.71[a]	0.60	0.66	0.49	0.44
Net gains (losses) on securities (both realized and unrealized)	2.45	4.66	2.99	4.57	(1.31)
Total from investment operations	3.16	5.26	3.65	5.06	(0.87)
Less distributions:					
Dividends from net investment income	(0.65)	(0.55)	(0.55)	(0.46)	(0.39)
Distributions from net realized gains	(0.06)	(0.77)	(0.48)	—	(0.22)
Total distributions	(0.71)	(1.32)	(1.03)	(0.46)	(0.61)
Net asset value, end of period	$ 28.23	$ 25.78	$ 21.84	$ 19.22	$ 14.62
Total return[b]	12.46%	24.41%	19.25%	34.97%	(5.44)%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$1,318,230	$683,633	$334,189	$192,241	$137,572
Ratio of expenses to average net assets	0.95%[c]	0.98%	1.13%	1.43%[d]	1.35%[d]
Ratio of net investment income to average net assets	2.81%[c]	2.61%	2.97%	2.81%[e]	3.07%[e]
Portfolio turnover rate	43%	66%	72%	77%	76%

(a) Calculated using average shares outstanding.
(b) Does not deduct sales charges.
(c) Ratios are based on average net assets of $976,072,030.
(d) After fee waivers and/or expense reimbursements. Ratios of expenses to average net assets prior to fee waivers and/or expense reimbursements were 1.46% and 1.68% for 1995 and 1994, respectively.
(e) After fee waivers and/or expense reimbursements. Ratios of net investment income to average net assets prior to fee waivers and/or expense reimbursements were 2.78% and 2.64% for 1995 and 1994, respectively.

Note 10–Financial Highlights *(continued)*

	Class B					Class C	
	1998	1997	1996	1995	1994	1998	1997
Net asset value, beginning of period	$ 25.75	$ 21.83	$ 19.22	$ 14.62	$ 16.11	$ 25.76	$ 21.55
Income from investment operations:							
Net investment income	0.42[a]	0.38	0.48	0.31	0.31	0.42[a]	0.16
Net gains (losses) on securities (both realized and unrealized)	2.51	4.68	2.99	4.61	(1.31)	2.53	1.01
Total from investment operations	2.93	5.06	3.47	4.92	(1.00)	2.95	1.17
Less distributions:							
Dividends from net investment income	(0.44)	(0.37)	(0.38)	(0.32)	(0.27)	(0.44)	(0.19)
Distributions from net realized gains	(0.06)	(0.77)	(0.48)	—	(0.22)	(0.06)	(0.77)
Total distributions	(0.50)	(1.14)	(0.86)	(0.32)	(0.49)	(0.50)	(0.96)
Net asset value, end of period	$ 28.18	$ 25.75	$ 21.83	$ 19.22	$ 14.62	$ 28.21	$ 25.76
Total return[b]	11.53%	23.42%	18.28%	33.93%	(6.23)%	11.60%	4.67%
Ratios/supplemental data:							
Net assets, end of period (000s omitted)	$894,165	$486,506	$237,082	$72,634	$20,245	$114,163	$ 9,394
Ratio of expenses to average net assets	1.76%[c]	1.79%	1.97%	2.21%[d]	1.98%[d]	1.73%[c]	1.78%[f]
Ratio of net investment income to average net assets	2.00%[c]	1.67%	2.15%	2.03%[e]	2.34%[e]	2.03%[c]	1.68%[f]
Portfolio turnover rate	43%	66%	72%	77%	76%	43%	66%

(a) Calculated using average shares outstanding.
(b) Does not deduct contingent deferred sales charges and is not annualized for periods less than one year.
(c) Ratios are based on average net assets of $694,890,554 and $62,701,487 for Class B and Class C, respectively.
(d) After fee waivers and/or expense reimbursements. Ratios of expenses to average net assets prior to fee waivers and/or expense reimbursements were 2.23% and 2.45% for 1995 and 1994, respectively.
(e) After fee waivers and/or expense reimbursements. Ratios of net investment income to average net assets prior to fee waivers and/or expense reimbursements were 2.01% and 1.87% for 1995 and 1994, respectively.
(f) Annualized.



AIM Balanced Fund

Annual Report to Shareholders • December 31, 2004



Your goals. Our solutions.®

AIM INVESTMENTS

Statement of Assets and Liabilities

December 31, 2004

Assets:

Investments, at market value (cost $1,760,597,128)*	$1,938,266,426
Investments in affiliated money market funds (cost $242,170,792)	242,170,792
Total investments (cost $2,002,767,920)	2,180,437,218
Cash	48,740
Foreign currencies, at value (cost $61)	74
Receivables for:	
Investments sold	34,642,388
Variation margin	231,360
Fund shares sold	896,040
Dividends and interest	7,924,723
Investments matured (Note 11)	1,535,737
Principal paydowns	211,796
Investment for trustee deferred compensation and retirement plans	198,595
Other assets	42,274
Total assets	2,226,168,945

Liabilities:

Payables for:	
Investments purchased	98,246,293
Fund shares reacquired	13,131,602
Trustee deferred compensation and retirement plans	306,986
Collateral upon return of securities loaned	242,170,792
Accrued distribution fees	750,548
Accrued transfer agent fees	580,773
Accrued operating expenses	259,437
Total liabilities	355,446,431
Net assets applicable to shares outstanding	$1,870,722,514

Net assets consist of:

Shares of beneficial interest	$2,360,571,857
Undistributed net investment income (loss)	(5,141,012)
Undistributed net realized gain (loss) from investment securities, foreign currencies and futures contracts	(663,161,487)
Unrealized appreciation of investment securities, foreign currencies and futures contracts	178,453,156
	$1,870,722,514

Net Assets:

Class A	$1,049,415,157
Class B	$ 604,378,457
Class C	$ 211,297,376
Class R	$ 5,620,985
Institutional Class	$ 10,539

Shares outstanding, $0.01 par value per share, unlimited number of shares authorized:

Class A	41,473,872
Class B	23,938,724
Class C	8,356,529
Class R	221,893
Institutional Class	416.3
Class A:	
Net asset value per share	$ 25.30
Offering price per share: (Net asset value of $25.30 ÷ 95.25%)	$ 26.56
Class B:	
Net asset value and offering price per share	$ 25.25
Class C:	
Net asset value and offering price per share	$ 25.29
Class R:	
Net asset value and offering price per share	$ 25.33
Institutional Class:	
Net asset value and offering price per share	$ 25.32

* At December 31, 2004, securities with an aggregate market value of $236,707,159 were on loan to brokers.

See accompanying notes which are an integral part of the financial statements.

Statement of Operations

For the year ended December 31, 2004

Investment income:	
Interest	$ 30,801,224
Dividends (net of foreign withholding tax of $285,253)	19,345,706
Dividends from affiliated money market funds (including securities lending income of $323,468*)	323,468
Total investment income	50,470,398
Expenses:	
Advisory fees	10,703,307
Administrative services fees	458,536
Custodian fees	302,990
Distribution fees:	
Class A	2,887,535
Class B	6,710,792
Class C	2,349,482
Class R	23,049
Transfer agent fees — Class A, B, C and R	4,790,611
Transfer agent fees — Institutional Class	23
Trustees' fees and retirement benefits	68,735
Other	742,795
Total expenses	29,037,855
Less: Fees waived, expenses reimbursed and expense offset arrangement	(258,923)
Net expenses	28,778,932
Net investment income	21,691,466
Realized and unrealized gain from investment securities, foreign currencies and futures contracts:	
Net realized gain from:	
Investment securities	90,280,637
Foreign currencies	7,933
Futures contracts	1,430,062
	91,718,632
Change in net unrealized appreciation of:	
Investment securities	25,925,592
Foreign currencies	44,599
Futures contracts	783,890
	26,754,081
Net gain from investment securities, foreign currencies and futures contracts	118,472,713
Net increase in net assets resulting from operations	$140,164,179

* Dividends from affiliated money market funds are net of income rebate paid to securities lending counterparties.

See accompanying notes which are an integral part of the financial statements.

of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. The combined results of changes in foreign exchange rates and the fluctuation of market prices on investments (net of estimated foreign tax withholding) are included with the net realized and unrealized gain or loss from investments in the Statement of Operations. Reported net realized foreign currency gains or losses arise from, (i) sales of foreign currencies, (ii) currency gains or losses realized between the trade and settlement dates on securities transactions, and (iii) the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

I. **Foreign Currency Contracts** — A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund may enter into a foreign currency contract to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. The Fund may also enter into a foreign currency contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of that security. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

J. **Covered Call Options** — The Fund may write call options, on a covered basis; that is, the Fund will own the underlying security. When the Fund writes a covered call option, an amount equal to the premium received by the Fund is recorded as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. The current market value of a written option is the mean between the last bid and asked prices on that day. If a written call option expires on the stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or a loss if the closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written option is exercised, the Fund realizes a gain or a loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. A risk in writing a call option is that the Fund gives up the opportunity for profit if the market price of the security increases and the option is exercised.

K. **Futures Contracts** — The Fund may purchase or sell futures contracts as a hedge against changes in market conditions. Initial margin deposits required upon entering into futures contracts are satisfied by the segregation of specific securities as collateral for the account of the broker (the Fund's agent in acquiring the futures position). During the period the futures contracts are open, changes in the value of the contracts are recognized as unrealized gains or losses by "marking to market" on a daily basis to reflect the market value of the contracts at the end of each day's trading. Variation margin payments are made or received depending upon whether unrealized gains or losses are incurred. When the contracts are closed, the Fund recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Fund's basis in the contract. If the Fund were unable to liquidate a futures contract and/or enter into an offsetting closing transaction, the Fund would continue to be subject to market risk with respect to the value of the contracts and continue to be required to maintain the margin deposits on the futures contracts.

NOTE 2—Advisory Fees and Other Fees Paid to Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 0.75% of the first $150 million of the Fund's average daily net assets, plus 0.50% of the Fund's average daily net assets in excess of $150 million. AIM has voluntarily agreed to waive advisory fees of the Fund in the amount of 25% of the advisory fee AIM receives from the affiliated money market funds on investments by the Fund in such affiliated money market funds (excluding investments made in affiliated money market funds with cash collateral from securities loaned by the Fund). Voluntary fee waivers or reimbursements may be modified or discontinued at any time upon consultation with the Board of Trustees without further notice to investors. For the year ended December 31, 2004, AIM waived fees of $3,064.

For the year ended December 31, 2004, at the request of the Trustees of the Trust, AMVESCAP PLC ("AMVESCAP") agreed to reimburse $228,813 of expenses incurred by the Fund related to market timing matters in the AIM Funds, including legal, audit, shareholder servicing, communication and trustee expenses. These expenses along with the related expense reimbursement, are included in the Statement of Operations.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. For the year ended December 31, 2004, AIM was paid $458,536 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay AIM Investment Services, Inc. ("AISI") a fee for providing transfer agency and shareholder services to the Fund and reimburse AISI for certain expenses incurred by AISI in the course of providing such services. For the Institutional Class, the transfer agent has contractually agreed to reimburse class specific transfer agent fees and expenses to the extent necessary to limit transfer agent fees to 0.10% of the average net assets. For the year ended December 31, 2004, the Fund paid AISI $4,790,611 for Class A, Class B, Class C and Class R shares and $10 for Institutional Class shares after AISI reimbursed fees for the Institutional Class shares of $13. AISI may make payments to intermediaries that provide omnibus account services, sub-accounting services and/or networking services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C, Class R and Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A, Class B, Class C and Class R shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.25% of the Fund's average daily net assets of Class A shares, 1.00% of the average daily net assets of Class B and

Class C shares and 0.50% of the average daily net assets of Class R shares. Of these amounts, up to 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares may be paid to furnish continuing personal shareholder services to customers who purchase and own shares of such classes. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. Pursuant to the Plans, for the year ended December 31, 2004, the Class A, Class B, Class C and Class R shares paid $2,887,535, $6,710,792, $2,349,482 and $23,049, respectively.

Front-end sales commissions and contingent deferred sales charges ("CDSC") (collectively the "sales charges") are not recorded as expenses of the Fund. Front-end sales commissions are deducted from proceeds from the sales of Fund shares prior to investment in Class A shares of the Fund. CDSC are deducted from redemption proceeds prior to remittance to the shareholder. During year ended December 31, 2004, AIM Distributors advised the Fund that it retained $164,698 in front-end sales commissions from the sale of Class A shares and $39,022, $70,788, $1[illegible] and $0 from Class A, Class B, Class C and Class R shares, respectively, for CDSC imposed upon redemptions by shareholders.

Certain officers and trustees of the Trust are officers and directors of AIM, AISI and/or AIM Distributors.

NOTE 3—Investments in Affiliates

The Fund is permitted, pursuant to an exemptive order from the Securities and Exchange Commission ("SEC"), to invest cash collateral from securities lending transactions in affiliated money market funds. The Fund and the money market funds below have the same investment advisor and therefore, are considered to be affiliated. The tables below show the transactions in and earnings from investments in affiliated money market funds for the year ended December 31, 2004.

Investments of Cash Collateral from Securities Lending Transactions:

Fund	Market Value 12/31/03	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value 12/31/04	Dividend Income*	Realized Gain (Loss)
Liquid Assets Portfolio–Institutional Class	$ 60,195,599	$494,830,149	$(433,940,352)	$—	$121,085,396	$162,566	$—
STIC Prime Portfolio–Institutional Class	60,195,599	493,356,038	(432,466,241)	—	121,085,396	160,902	—
Total	$120,391,198	$988,186,187	$(866,406,593)	$—	$242,170,792	$323,468	$—

* Dividend income is net of income rebate paid to securities lending counterparties.

NOTE 4—Security Transactions with Affiliated Funds

The Fund is permitted to purchase or sell securities from or to certain other AIM Funds under specified conditions outlined in procedures adopted by the Board of Trustees of the Trust. The procedures have been designed to ensure that any purchase or sale of securities by the Fund from or to another fund or portfolio that is or could be considered an affiliate by virtue of having a common investment advisor (or affiliated investment advisors), common Trustees and/or common officers complies with Rule 17a-7 of the 1940 Act. Further, as defined under the procedures each transaction is effected at the current market price. Pursuant to these procedures, during the year ended December 31, 2004, the Fund engaged in purchases and sales of securities of $13,409,798 and $11,680,665, respectively.

NOTE 5—Expense Offset Arrangements

The expense offset arrangement is comprised of transfer agency credits which result from balances in Demand Deposit Accounts (DDA) used by the transfer agent for clearing shareholder transactions. For the year ended December 31, 2004, the Fund received credits in transfer agency fees of $27,033 under an expense offset arrangement which resulted in a reduction of the Fund's total expenses of $2[illegible].

NOTE 6—Trustees' Fees

Trustees' fees represent remuneration paid to each Trustee of the Trust who is not an "interested person" of AIM. Trustees have the option to defer compensation payable by the Trust. Those Trustees who defer compensation have the option to select various AIM Funds in which their deferral accounts shall be deemed to be invested.

Current Trustees are eligible to participate in a retirement plan that provides for benefits to be paid upon retirement to Trustees over a period of time based on the number of years of service. The Fund may have certain former Trustees that also participate in a retirement plan and receive benefits under such plan.

Obligations under the deferred compensation and retirement plans represent unsecured claims against the general assets of the Fund.

During the year ended December 31, 2004, the Fund paid legal fees of $7,707 for services rendered by Kramer, Levin, Naftalis & Frankel LLP as counsel to the Independent Trustees. A member of that firm is a Trustee of the Trust.

NOTE 14—Financial Highlights

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

	Class A				
	Year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 23.93	$ 20.81	$ 25.94	$ 30.10	$ 32.69
Income from investment operations:					
Net investment income	0.32	0.35	0.49[a]	0.71[a][b]	0.92[a]
Net gains (losses) on securities (both realized and unrealized)	1.49	3.20	(5.09)	(4.14)	(2.23)
Total from investment operations	1.81	3.55	(4.60)	(3.43)	(1.31)
Less distributions:					
Dividends from net investment income	(0.44)	(0.43)	(0.53)	(0.73)	(0.79)
Distributions from net realized gains	—	—	—	—	(0.49)
Total distributions	(0.44)	(0.43)	(0.53)	(0.73)	(1.28)
Net asset value, end of period	$ 25.30	$ 23.93	$ 20.81	$ 25.94	$ 30.10
Total return[c]	7.65%	17.23%	(17.85)%	(11.36)%	(4.18)%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$1,049,415	$1,297,378	$1,434,164	$2,284,776	$2,507,641
Ratio of expenses to average net assets	1.07%[d][e]	1.10%	1.06%	1.01%	0.96%
Ratio of net investment income to average net assets	1.38%[d]	1.60%	2.11%	2.60%[b]	2.80%
Portfolio turnover rate	39%	114%	78%	73%	55%

[a] Calculated using average shares outstanding.

[b] As required, effective January 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities. Had the Fund not amortized premiums on debt securities, the net investment income per share would have been $0.73 and the ratio of net investment income to average net assets would have been 2.67%. In accordance with the AICPA Audit and Accounting Guide for Investment Companies, Per share and ratios for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[c] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.

[d] Ratios are based on average daily net assets of $1,155,013,999.

[e] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements is 1.08%.

NOTE 14—Financial Highlights (continued)

	Class B				
	Year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 23.87	$ 20.77	$ 25.88	$ 30.01	$ 32.61
Income from investment operations:					
Net investment income	0.14	0.19[(a)]	[illegible]	0.50[(a)(b)]	0.66[(a)]
Net gains (losses) on securities (both realized and unrealized)	1.50	[illegible]	(5.06)	(4.11)	(2.23)
Total from investment operations	1.64	3.36	(4.75)	(3.61)	(1.57)
Less distributions:					
Dividends from net investment income	(0.26)	(0.26)	(0.36)	(0.52)	(0.54)
Distributions from net realized gains	—	—	—	—	(0.49)
Total distributions	(0.26)	(0.26)	(0.36)	(0.52)	(1.03)
Net asset value, end of period	$ 25.25	$ 23.87	$ 20.77	$ 25.88	$ 30.01
Total return[(c)]	6.91%	16.29%	(18.46)%	(12.01)%	(4.93)%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$604,378	$739,424	$766,330	$1,176,679	$1,358,823
Ratio of expenses to average net assets	1.82%[(d)(e)]	1.85%	1.81%	1.76%	1.73%
Ratio of net investment income to average net assets	0.63%[(d)]	0.85%	1.36%	1.86%[(b)]	2.03%
Portfolio turnover rate	39%	114%	78%	73%	55%

(a) Calculated using average shares outstanding.

(b) As required, effective January 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities. Had the Fund not amortized premiums on debt securities, the net investment income per share would have been $0.52 and the ratio of net investment income to average net assets would have been 1.93%. In accordance with the AICPA Audit and Accounting Guide for Investment Companies, per share and ratios for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

(c) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.

(d) Ratios are based on average daily net assets of $671,079,230.

(e) After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements is 1.83%.

NOTE 14—Financial Highlights (continued)

	Class C				
	Year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 23.91	$ 20.80	$ 25.92	$ 30.05	$ 32.65
Income from investment operations:					
Net investment income	0.14	0.19[a]	[illegible]	0.50[a][b]	0.66[a]
Net gains (losses) on securities (both realized and unrealized)	1.50	[illegible]	(5.07)	(4.11)	(2.23)
Total from investment operations	[illegible]	[illegible]	(4.76)	(3.61)	(1.57)
Less distributions:					
Dividends from net investment income	(0.26)	(0.26)	(0.36)	(0.52)	(0.54)
Distributions from net realized gains	—	—	—	—	(0.49)
Total distributions	(0.26)	(0.26)	(0.36)	(0.52)	(1.03)
Net asset value, end of period	$ 25.29	$ 23.91	$ 20.80	$ 25.92	$ 30.05
Total return[c]	6.90%	16.32%	(18.46)%	(11.99)%	(4.93)%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$211,297	$264,513	$302,346	$483,644	$365,510
Ratio of expenses to average net assets	1.82%[d][e]	1.85%	1.81%	1.76%	1.73%
Ratio of net investment income to average net assets	0.63%[d]	0.85%	1.36%	1.85%[b]	2.03%
Portfolio turnover rate	39%	114%	78%	73%	55%

[a] Calculated using average shares outstanding.

[b] As required, effective January 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities. Had the Fund not amortized premiums on debt securities, the net investment income per share would have been $0.52 and the ratio of net investment income to average net assets would have been 1.92%. In accordance with the AICPA Audit and Accounting Guide for Investment Companies, per share and ratios for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[c] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.

[d] Ratios are based on average daily net assets of $234,948,213.

[e] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements is 1.83%.

NOTE 14—Financial Highlights (continued)

	Class R		
	Year ended December 31,		June 3, 2002 (Date sales commenced) to December 31, 2002
	2004	2003	
Net asset value, beginning of period	$23.95	[illegible]	$ 23.73
Income from investment operations:			
Net investment income	[illegible]	0.30[a]	0.22[a]
Net gains (losses) on securities (both realized and unrealized)	1.47	3.19	(2.78)
Total from investment operations	1.76	3.49	(2.56)
Less distributions from net investment income	(0.38)	(0.37)	(0.34)
Net asset value, end of period	$25.33	$23.95	$ 20.83
Total return[b]	7.43%	16.92%	(10.82)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$5,621	$3,812	$ 293
Ratio of expenses to average net assets	1.32%[c][d]	1.35%	1.33%[e]
Ratio of net investment income to average net assets	1.13%[c]	1.35%	1.83%[e]
Portfolio turnover rate[f]	39%	114%	78%

(a) Calculated using average shares outstanding.
(b) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Not annualized for periods less than one year.
(c) Ratios are based on average daily net assets of $4,609,890.
(d) After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements is 1.33%.
(e) Annualized.
(f) Not annualized for periods less than one year.

NOTE 14—Financial Highlights (continued)

	Institutional Class		
	Year ended December 31,		March 15, 2002 (Date sales commenced) to December 31, 2002
	2004	2003	
Net asset value, beginning of period	[illegible]	[illegible]	$ 25.81
Income from investment operations:			
Net investment income	0.43	0.44[a]	0.44[a]
Net gains (losses) on securities (both realized and unrealized)	1.49	3.20	(4.83)
Total from investment operations	1.92	3.64	(4.39)
Less dividends from net investment income	(0.54)	(0.52)	(0.60)
Net asset value, end of period	$25.32	$23.94	$ 20.82
Total return[b]	8.10%	17.71%	(17.16)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$ 11	$ 10	$ 8
Ratio of expenses to average net assets:			
With fee waivers and/or expense reimbursements	0.68%[c]	0.68%	0.67%[d]
Without fee waivers and/or expense reimbursements	0.83%[c]	1.13%	0.80%[d]
Ratio of net investment income to average net assets	1.77%[c]	2.02%	2.50%[d]
Portfolio turnover rate[e]	39%	114%	78%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Not annualized for periods less than one year.
[c] Ratios are based on average daily net assets of $9,981.
[d] Annualized.
[e] Not annualized for periods less than one year.

NOTE 15—Legal Proceedings

Terms used in the Legal Proceedings Note are defined terms solely for the purpose of this note.

Settled Enforcement Actions and Investigations Related to Market Timing

On October 8, 2004, INVESCO Funds Group, Inc. ("IFG") (the former investment advisor to certain AIM Funds) and A I M Advisors, Inc. ("AIM") (the Fund's investment advisor) reached final settlements with certain regulators, including without limitation the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG") and the Colorado Attorney General ("COAG"), to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG. These regulators alleged, in substance, that IFG and AIM failed to disclose in the prospectuses for the AIM Funds that they advised and to the independent directors/trustees of such Funds that they had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the regulators alleged that IFG and AIM breached various Federal and state securities, business and consumer protection laws. On the same date, A I M Distributors, Inc. ("ADI") (the distributor of the retail AIM Funds) reached a final settlement with the SEC to resolve an investigation relating to market timing activity and related issues in the AIM Funds. The SEC also alleged that ADI violated various Federal securities laws. The SEC also has settled related market timing enforcement actions brought against certain former officers and employees of IFG.

Under the terms of the settlements, IFG agreed to pay a total of $325 million, of which $110 million is civil penalties. Of this $325 million total payment, half has been paid and the remaining half will be paid on or before December 31, 2005. AIM and ADI agreed to pay a total of $50 million, of which $30 million is civil penalties, all of which has been paid. The entire $325 million IFG settlement payment will be made available for distribution to the shareholders of those AIM Funds that IFG formerly advised that were harmed by market timing activity, and the entire $50 million settlement payment by AIM and ADI will be made available for distribution to the shareholders of those AIM Funds advised by AIM that were harmed by market timing activity, all as to be determined by an independent distribution consultant. The settlement payments will be distributed in accordance with a methodology to be determined by the independent distribution consultant, in consultation with AIM and the independent trustees of the AIM Funds and acceptable to the staff of the SEC. Under the settlements with the NYAG and COAG, AIM has agreed to reduce management fees on certain equity and balanced AIM Funds by $15 million per year for the next five years, based upon effective fee rates and assets under management as of July 1, 2004, and not to increase certain management fees.

AIM CHARTER FUND



AIM CHARTER FUND

AIM

ANNUAL REPORT

OCTOBER 31, 1996

STATEMENT OF ASSETS AND LIABILITIES

October 31, 1996

Assets:	
Investments, at market value (cost $2,723,507,418)	$3,179,656,606
Cash	4,227,663
Receivable for:	
Investments sold	46,357,131
Capital stock sold	10,899,789
Dividends and interest	9,846,941
Variation margin	425,000
Investment for deferred compensation plan	30,282
Other assets	60,778
Total assets	3,251,504,190
Liabilities:	
Payables for:	
Investments purchased	51,431,948
Capital stock reacquired	3,913,155
Deferred compensation	30,282
Accrued advisory fees	1,684,854
Accrued administrative services fees	12,855
Accrued distribution fees	1,104,528
Accrued transfer agent fees	571,997
Accrued operating expenses	283,156
Total liabilities	59,032,775
Net assets applicable to shares outstanding	$3,192,471,415
Net Assets:	
Class A	$2,647,207,658
Class B	$ 515,672,339
Institutional Class	$ 29,591,418
Capital stock, $.001 par value per share:	
Class A:	
Authorized	750,000,000
Outstanding	236,469,378
Class B:	
Authorized	750,000,000
Outstanding	46,136,132
Institutional Class:	
Authorized	200,000,000
Outstanding	2,633,153
Class A:	
Net asset value and redemption price per share	$ 11.19
Offering price per share: (Net asset value of $11.19÷94.50%)	$ 11.84
Class B:	
Net asset value and offering price per share	$ 11.18
Institutional Class:	
Net asset value, offering and redemption price per share	$ 11.24

STATEMENT OF OPERATIONS

For the year ended October 31, 1996

Investment Income:	
Dividends (net of $226,295 foreign withholding tax)	$ 51,362,438
Interest	25,650,354
Total investment income	77,012,792
Expenses:	
Advisory fees	16,686,866
Administrative services fees	114,489
Custodian fees	228,479
Directors' fees	23,489
Distribution fees–Class A	6,952,782
Distribution fees–Class B	2,831,042
Transfer agent fees–Class A	3,479,192
Transfer agent fees–Class B	755,257
Transfer agent fees–Institutional Class	2,105
Other	735,932
Total expenses	31,809,633
Less fees waived by advisor	(156,975)
Expenses paid indirectly	(40,776)
Net expenses	31,611,882
Net investment income	45,400,910
Realized and unrealized gain (loss) on investment securities, foreign currencies and futures contracts:	
Net realized gain (loss) on sales of:	
Investment securities	187,783,804
Foreign currencies	108,458
Futures contracts	(153,728)
	187,738,534
Unrealized appreciation (depreciation) of:	
Investment securities	171,825,605
Foreign currencies	1,822
Futures contracts	(51,980)
	171,775,447
Net gain on investment securities, foreign currencies and futures contracts	359,513,981
Net increase in net assets resulting from operations	$404,914,891

See Notes to Financial Statements.

Purchases and sales of portfolio securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

G. Foreign Currency Contracts–A forward currency contract is an obligation to purchase or sell a specific currency for an agreed upon price at a future date. The Fund may enter into a forward currency contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of that security. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts.

H. Stock Index Futures Contracts–The Fund may purchase or sell stock index futures contracts as a hedge against changes in market conditions. Initial margin deposits required upon entering into futures contracts are satisfied by the segregation of specific securities as collateral for the account of the broker (the Fund's agent in acquiring the futures position). During the period the futures contracts are open, changes in the value of the contracts are recognized as unrealized gains or losses by "marking to market" on a daily basis to reflect the market value of the contracts at the end of each day's trading. Variation margin payments are made or received depending upon whether unrealized gains or losses are incurred. When the contracts are closed, the Fund recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Fund's basis in the contract. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the securities being hedged.

Note 2–Advisory Fees and Other Transactions with Affiliates

The Company has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the master investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 1.0% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million to and including $150 million, plus 0.625% of the Fund's average daily net assets in excess of $150 million. AIM has agreed to voluntarily waive a portion of its advisory fees paid by the Fund to AIM to the extent necessary to reduce the fees paid by the Fund at net asset levels higher than those currently incorporated in the present advisory fee schedule. Under the voluntary waiver, AIM will receive a fee calculated at the annual rate of 1.0% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million to and including $150 million, plus 0.625% of the Fund's average daily net assets in excess of $150 million to and including $2 billion, plus 0.60% of the Fund's average daily net assets in excess of $2 billion. The approval of Board of Directors would be necessary before AIM can discontinue this waiver. During the year ended October 31, 1996, AIM waived fees of $156,975. Under the terms of a master sub-advisory agreement between AIM and A I M Capital Management, Inc. ("AIM Capital"), AIM pays AIM Capital 50% of the amount paid by the Fund to AIM.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to reimburse AIM for certain administrative costs incurred in providing accounting services to the Fund. During the year ended October 31, 1996, AIM was reimbursed $114,489 for such services.

The Fund, pursuant to a transfer agency and services agreement, has agreed to pay A I M Fund Services, Inc. ("AFS") for certain costs incurred in providing transfer agency services to the Class A and Class B shares. During the year ended October 31, 1996, AFS was paid [illegible] for such services. During the year ended October 31, 1996, the Fund paid A I M Institutional Fund Services, Inc. ("AIFS") $2,105 for shareholder and transfer agency services with respect to the Institutional Class.

The Fund received reductions in transfer agency fees of $37,315 from dividends received on balances in cash management bank accounts. In addition, the Fund incurred expenses of $3,461 for pricing services which are paid through directed brokerage commissions. The effect of the above arrangements resulted in a reduction in the Fund's total expenses of $40,776 during the year ended October 31, 1996.

The Company has entered into a master distribution agreement with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A and Class B shares and a master distribution agreement with Fund Management Company ("FMC") to serve as the distributor for the Institutional Class. The Company has adopted Plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares (the "Class A Plan") and with respect to the Fund's Class B shares (the "Class B Plan") (collectively, the "Plans"). The Fund, pursuant to the Class A Plan, pays AIM Distributors compensation at the annual rate of 0.30% of the average daily net assets attributable to the Class A shares. The Class A Plan is designed to compensate AIM Distributors for certain promotional and other sales related costs and provides periodic payments to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own Class A shares of the Fund. The Fund, pursuant to the Class B Plan, pays AIM Distributors compensation at an annual rate of 1.00% of the average daily net assets attributable to the Class B shares. Of this amount, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class B shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own Class B shares of the Fund. Any amounts not paid as a service fee under such Plans would constitute an asset-based sales charge. The Plans also impose a cap on the total sales charges, including asset-based sales charges, that may be paid by the respective classes. AIM Distributors may, from time to time, assign, transfer or pledge to one or more designees, its rights to all or a designed portion of (a) compensation received by AIM Distributors from the Fund pursuant to the Class B Plan (but not AIM Distributors' duties and obligations pursuant to the Class B Plan), and (b) any contingent deferred sales charges received by AIM

Note 8–Financial Highlights

Shown below are the financial highlights for a Class A share outstanding during each of the years in the ten-year period ended October 31, 1996 and for a Class B share outstanding during the year ended October 31, 1996 and the period June 26, 1995 (date sales commenced) through October 31, 1995.

Class A:

	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987
Net asset value, beginning of period	$ 10.63	$ 8.90	$ 9.46	$ 8.36	$ 8.42	$ 6.55	$ 6.97	$ 5.40	$ 6.61	$ 8.18
Income from investment operations:										
Net investment income	0.19	[illegible]	0.21	0.17	0.18	0.18	[illegible]	0.21	0.15	0.09
Net gains (losses) on securities (both realized and unrealized)	[illegible]	2.11	(0.45)	1.22	[illegible]	[illegible]	0.08	1.55	0.16	0.35
Total from investment operations	1.62	2.26	(0.24)	1.39	[illegible]	2.33	0.26	1.76	0.31	0.44
Less distributions:										
Dividends from net investment income	(0.16)	(0.20)	(0.16)	[illegible]	(0.17)	(0.15)	(0.26)	(0.19)	(0.12)	(0.14)
Distributions from capital gains	(0.90)	(0.33)	[illegible]	—	(0.23)	(0.31)	(0.42)	—	(1.40)	(1.87)
Total distributions	(1.06)	(0.53)	[illegible]	(0.29)	(0.40)	(0.46)	(0.68)	(0.19)	(1.52)	(2.01)
Net asset value, end of period	$ 11.19	$ 10.63	$ 8.90	$ 9.46	$ 8.36	$ 8.42	$ 6.55	$ 6.97	$ 5.40	$ 6.61
Total return[a]	16.70%	27.03%	(2.55)%	16.92%	4.17%	37.65%	3.86%	33.68%	5.90%	6.72%
Ratios/supplemental data:										
Net assets, end of period (000s omitted)	$2,647,208	$1,974,417	$1,579,074	$1,690,482	$1,256,151	$443,546	$102,499	$70,997	$65,799	$82,756
Ratio of expenses to average net assets	1.12%[b][c]	1.17%	1.17%	1.17%	1.17%	1.29%	1.35%	1.35%	1.46%	1.15%
Ratio of net investment income to average net assets	1.81%[b]	1.55%	2.32%	1.89%	2.14%	2.14%	2.51%	3.73%	2.83%	1.57%
Portfolio turnover rate	164%	161%	126%	144%	95%	144%	215%	131%	247%	225%
Average broker commission rate[d]	$ 0.0638	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

[a] Does not deduct sales charges.
[b] Ratios are based on average net assets of $2,317,594,098.
[c] Ratio includes indirectly paid expenses. Excluding indirectly paid expenses, the ratios of expenses to average net assets would have remained the same.
[d] Disclosure requirement beginning with the Fund's fiscal year ending October 31, 1996.

Class B:

	1996	1995
Net asset value, beginning of period	$ 10.62	$ 9.81
Income from investment operations:		
Net investment income	0.10	0.03
Net gains (losses) on securities (both realized and unrealized)	1.45	0.80
Total from investment operations	1.55	0.83
Less distributions:		
Dividends from net investment income	(0.09)	(0.02)
Distributions from capital gains	(0.90)	—
Total distributions	(0.99)	(0.02)
Net asset value, end of period	$ 11.18	$ 10.62
Total return[a]	15.90%	8.48%
Ratios/supplemental data:		
Net assets, end of period (000s omitted)	$515,672	$67,592
Ratio of expenses to average net assets	1.94%[b][c]	1.98%[d]
Ratio of net investment income to average net assets	0.99%[b]	0.74%[d]
Portfolio turnover rate	164%	161%
Average broker commission rate[e]	$ 0.0638	N/A

[a] Total returns do not deduct contingent deferred sales charge and are not annualized for periods less than one year.
[b] Ratios are based on average net assets of $283,104,175.
[c] Ratio includes indirectly paid expenses. Excluding indirectly paid expenses, the ratios of expenses to average net assets would have remained the same.
[d] Annualized.
[e] Disclosure requirement beginning with the Fund's fiscal year ending October 31, 1996.

Note 9–Subsequent Event

On November 4, 1996, A I M Management Group Inc. ("AIM Management") and INVESCO PLC announced the execution of an Agreement and Plan of Merger pursuant to which AIM Management will be merged with and into a direct wholly-owned subsidiary of INVESCO PLC. AIM Management is the parent company of the fund's advisor. The merger is conditional on, among other things, approval by the shareholders of INVESCO PLC and AIM Management and the shareholders of the AIM Funds and the mutual funds managed by INVESCO PLC, and is expected to take place during the first quarter of 1997.



AIM Equity Funds, Inc.
Institutional Classes

AIM Charter Fund
AIM Constellation Fund
AIM Weingarten Fund

Annual Report
October 31, 1996

Fund Management Company

Note 8–Financial Highlights

Shown below are the financial highlights for a share of the Institutional Class capital stock outstanding during each of the years in the five-year period ended October 31, 1996 and the period July 30, 1991 (date operations commenced) through October 31, 1991.

	1996	1995	1994	1993	1992	1991
Net asset value, beginning of period	$ 10.66	$ 8.93	$ 9.48	$ 8.38	$ 8.42	$7.92
Income from investment operations:						
Net investment income	0.24	0.23	0.25	0.19	0.20	0.05
Net gains (losses) on securities (both realized and unrealized)	1.44	2.07	(0.44)	1.23	0.16	0.45
Total from investment operations	1.68	2.30	(0.19)	1.42	0.36	0.50
Less distributions:						
Dividends from net investment income	(0.20)	(0.24)	(0.20)	(0.32)	(0.17)	—
Distributions from capital gains	(0.90)	(0.33)	(0.16)	—	(0.23)	—
Total distributions	(1.10)	(0.57)	(0.36)	(0.32)	(0.40)	—
Net asset value, end of period	$ 11.24	$ 10.66	$ 8.93	$ 9.48	$ 8.38	$8.42
Total return[a]	17.29%	27.45%	(2.02)%	17.39%	4.53%	6.31%
Net assets, end of period (000s omitted)	$29,591	$25,538	$21,840	$24,196	$7,800	$ 775
Ratio of expenses to average net assets	0.69%[b][c]	0.74%	0.73%	0.79%	0.87%	1.00%[d]
Ratio of net investment income to average net assets	2.24%[b]	1.98%	2.76%	2.26%	2.44%	2.43%[d]
Portfolio turnover rate	164%	161%	126%	144%	95%	144%
Average broker commission rate[e]	$0.0638	N/A	N/A	N/A	N/A	N/A

[a] For periods less than one year, total return is not annualized.
[b] Ratios are based on average daily net assets of $27,200,235. The ratios of expenses and net investment income to average net assets prior to the reduction of advisory fees were 0.70% and 2.23% for 1996.
[c] Ratios include indirectly paid expenses. Excluding indirectly paid expenses, the ratio of expenses to average net assets would have remained the same.
[d] Annualized.
[e] Disclosure requirement beginning with the Fund's fiscal year ending October 31, 1996.

Note 9–Subsequent Event

On November 4, 1996, A I M Management Group Inc. ("AIM Management") and INVESCO PLC announced the execution of an Agreement and Plan of Merger pursuant to which AIM Management will be merged with and into a direct wholly-owned subsidiary of INVESCO PLC. AIM Management is the parent company of the fund's advisor. The merger is conditional on, among other things, approval by the shareholders of INVESCO PLC and AIM Management and the shareholders of the AIM Funds and the Mutual funds managed by INVESCO PLC, and is expected to take place during the first quarter of 1997.



AIM Charter Fund

Annual Report to Shareholders · October 31, 2004



Your goals. Our solutions.®

AIM INVESTMENTS

Statement of Assets and Liabilities

October 31, 2004

Assets:

Investments, at market value (cost $2,396,059,963)*	$2,710,469,509
Investments in affiliated money market funds (cost $193,454,265)	193,454,265
Total investments (cost $2,589,514,228)	2,903,923,774
Receivables for:	
Investments sold	91,749
Fund shares sold	677,874
Dividends	3,441,529
Investments matured (Note 10)	2,616,170
Investment for trustee deferred compensation and retirement plans	225,690
Other assets	61,803
Total assets	2,911,038,589

Liabilities:

Payables for:	
Fund shares reacquired	7,281,636
Trustee deferred compensation and retirement plans	444,079
Collateral upon return of securities loaned	27,336,279
Accrued distribution fees	1,338,545
Accrued trustees' fees	4,421
Accrued transfer agent fees	1,070,958
Accrued operating expenses	316,245
Total liabilities	37,792,163
Net assets applicable to shares outstanding	$2,873,246,426

Net assets consist of:

Shares of beneficial interest	$3,220,676,279
Undistributed net investment income	5,696,221
Undistributed net realized gain (loss) from investment securities and foreign currencies	(667,535,620)
Unrealized appreciation of investment securities	314,409,546
	$2,873,246,426

Net Assets:

Class A		$1,843,623,034
Class B	$	885,499,723
Class C	$	138,305,296
Class R	$	2,533,768
Institutional Class	$	3,284,605

Shares outstanding, $0.001 par value per share, unlimited number of shares authorized:

Class A		151,588,810
Class B		76,298,853
Class C		11,883,687
Class R		209,486
Institutional Class		262,233
Class A:		
Net asset value per share	$	12.16
Offering price per share: (Net asset value of $12.16 ÷ 94.50%)	$	12.87
Class B:		
Net asset value and offering price per share	$	11.61
Class C:		
Net asset value and offering price per share	$	11.64
Class R:		
Net asset value and offering price per share	$	12.10
Institutional Class:		
Net asset value and offering price per share	$	12.53

* At October 31, 2004, securities with an aggregate market value of $26,097,344 were on loan to brokers.

See accompanying notes which are an integral part of the financial statements.

Statement of Operations

For the year ended October 31, 2004

Investment income:	
Dividends (net of foreign withholding tax of $1[illegible]2,690)	$ 55,078,131
Dividends from affiliated money market funds (including security lending income of $25,015)*	2,075,348
Interest	956
Total investment income	57,154,435
Expenses:	
Advisory fees	20,136,790
Administrative services fees	585,397
Custodian fees	243,906
Distribution fees:	
Class A	5,883,153
Class B	10,549,491
Class C	1,572,686
Class R	11,195
Transfer agent fees — Class A, B, C and R	8,357,015
Transfer agent fees — Institutional Class	1,847
Trustees' fees and retirement benefits	73,380
Other	1,564,364
Total expenses	48,979,224
Less: Fees waived, expenses reimbursed and expense offset arrangements	(360,129)
Net expenses	48,619,095
Net investment income	8,535,340
Realized and unrealized gain (loss) from investment securities and foreign currencies:	
Net realized gain from:	
Investment securities	284,896,878
Foreign currencies	47,518
	284,944,396
Change in net unrealized appreciation (depreciation) of investment securities	(662,843)
Net gain from investment securities and foreign currencies	284,281,553
Net increase in net assets resulting from operations	$292,816,893

* Dividends from affiliated money market funds are net of income rebate paid to security lending counterparties.

See accompanying notes which are an integral part of the financial statements.

brokers and information providers and other market data may be reviewed in the course of making a good faith determination of a security's fair value.

B. Securities Transactions and Investment Income — Securities transactions are accounted for on a trade date basis. Realized gains or losses on sales are computed on the basis of specific identification of the securities sold. Interest income is recorded on the accrual basis from settlement date. Dividend income is recorded on the ex-dividend date. Bond premiums and discounts are amortized and/or accreted for financial reporting purposes.

Brokerage commissions and mark ups are considered transaction costs and are recorded as an increase to the cost basis of securities purchased and/or a reduction of proceeds on a sale of securities. Such transaction costs are included in the determination of realized and unrealized gain (loss) from investment securities reported in the Statement of Operations and the Statement of Changes in Net Assets and the realized and unrealized net gains (losses) on securities per share in the Financial Highlights. Transaction costs are included in the calculation of the Fund's net asset value and, accordingly, they reduce the Fund's total returns. These transaction costs are not considered operating expenses and are not reflected in net investment income reported in the Statement of Operations and Statement of Changes in Net Assets, or the net investment income per share and ratios of expenses and net investment income reported in the Financial Highlights, nor are they limited by any expense limitation arrangements between the Fund and the advisor.

The Fund allocates income and realized and unrealized capital gains and losses to a class based on the relative net assets of each class.

C. Distributions — Distributions from income and net realized capital gain, if any, are generally paid annually and recorded on ex-dividend date. The Fund may elect to use a portion of the proceeds from redemptions as distributions for federal income tax purposes.

D. Federal Income Taxes — The Fund intends to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements.

E. Expenses — Fees provided for under the Rule 12b-1 plan of a particular class of the Fund are charged to the operations of such class. Transfer agency fees and expenses and other shareholder recordkeeping fees and expenses attributable to the Institutional Class are charged to such class. Transfer agency fees and expenses and other shareholder recordkeeping fees and expenses relating to all other classes are allocated among those classes based on relative net assets. All other expenses are allocated among the classes based on relative net assets.

F. Foreign Currency Translations — Portfolio securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at date of valuation. Purchases and sales of portfolio securities (net of foreign taxes withheld on disposition) and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Fund does not separately account for the portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. The combined results of changes in foreign exchange rates and the fluctuation of market prices on investments (net of estimated foreign tax withholding) are included with the net realized and unrealized gain or loss from investments in the Statement of Operations. Reported net realized foreign currency gains or losses arise from, (i) sales of foreign currencies, (ii) currency gains or losses realized between the trade and settlement dates on securities transactions, and (iii) the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

G. Foreign Currency Contracts — A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund may enter into a foreign currency contract to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. The Fund may also enter into a foreign currency contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of that security. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

NOTE 2—Advisory Fees and Other Fees Paid to Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 1.00% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million up to and including $150 million, plus 0.625% of the Fund's average daily net assets in excess of $150 million. AIM has voluntarily agreed to waive advisory fees of the Fund in the amount of 25% of the advisory fee AIM receives from the affiliated money market funds on investments by the Fund in such affiliated money market funds (excluding investments made in affiliated money market funds with cash collateral from securities loaned by the fund). Voluntary fee waivers or reimbursements may be modified or discontinued at any time upon consultation with the Board of Trustees without further notice to investors. For the year ended October 31, 2004, AIM waived fees of $44,820. Under the terms of a master sub-advisory agreement between AIM and A I M Capital Management, Inc. ("AIM Capital"), AIM pays AIM Capital 50% of the amount paid by the Fund to AIM.

For the year ended October 31, 2004, at the request of the Trustees of the Trust, AMVESCAP PLC ("AMVESCAP") agreed to assume $267,010 of expenses incurred by the Fund in connection with matters related to recently settled regulatory actions and investigations concerning market timing activity in the AIM Funds, including legal, audit, shareholder servicing, communication and trustee expenses. These expenses along with the related expense reimbursement, are included in the Statement of Operations.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. For the year ended October 31, 2004, AIM was paid $585,397 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay AIM Investment Services, Inc. ("AISI") a fee for providing transfer agency and shareholder services to the Fund and reimburse AISI for certain expenses incurred by AISI in the course of providing such services. For the Institutional Class, the transfer agent has contractually agreed to reimburse class specific transfer agent fees and expenses to the extent necessary to limit transfer agent fees to 0.10% of the average net assets. For the year ended October 31, 2004, the Fund paid AISI $8,357,015 for Class A, Class B, Class C and Class R shares and $1,847 for Institutional Class shares. AISI may make payments to intermediaries that provide omnibus account services, sub-accounting services and/or networking services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C, Class R and Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A, Class B, Class C and Class R shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.30% of the Fund's average daily net assets of Class A shares, 1.00% of the average daily net assets of Class B and Class C shares and 0.50% of the average daily net assets of Class R shares. Of these amounts, up to 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares may be paid to selected dealers and financial institutions who furnish continuing personal shareholder services to customers who purchase and own shares of such classes. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. Pursuant to the Plans, for the year ended October 31, 2004, the Class A, Class B, Class C and Class R shares paid $5,883,153, $10,549,491, $1,572,686 and $11,195, respectively.

Front-end sales commissions and contingent deferred sales charges ("CDSC") (collectively the "sales charges") are not recorded as expenses of the Fund. Front-end sales commissions are deducted from proceeds from the sales of Fund shares prior to investment in Class A shares of the Fund. CDSC are deducted from redemption proceeds prior to remittance to the shareholder. During the year ended October 31, 2004, AIM Distributors advised the Fund that it retained $234,197 in front-end sales commissions from the sale of Class A shares and $3,448, $59,959, $6,679 and $0 from Class A, Class B, Class C and Class R shares, respectively, for CDSC imposed upon redemptions by shareholders.

Certain officers and trustees of the Trust are officers and directors of AIM, AIM Capital, AISI and/or AIM Distributors.

NOTE 3—Investments in Affiliates

The Fund is permitted, pursuant to an exemptive order from the Securities and Exchange Commission ("SEC"), to invest daily available cash balances and cash collateral from securities lending transactions in affiliated money market funds. The Fund and the money market funds below have the same investment advisor and therefore, are considered to be affiliated. The tables below show the transactions in and earnings from investments in affiliated money market funds for the year ended October 31, 2004.

Investments of Daily Available Cash Balances:

Fund	Market Value 10/31/03	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value 10/31/04	Dividend Income	Realized Gain (Loss)
Liquid Assets Portfolio–Institutional Class	$ 98,974,452	$487,207,080	$ (503,122,539)	$—	$ 83,058,993	$1,032,599	$—
STIC Prime Portfolio–Institutional Class	98,974,452	487,207,080	(503,122,539)	—	83,058,993	1,017,734	—
Subtotal	$197,948,904	$974,414,160	$(1,006,245,078)	$—	$166,117,986	$2,050,333	$—

Investments of Cash Collateral from Securities Lending Transactions:

Fund	Market Value 10/31/03	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value 10/31/04	Dividend Income*	Realized Gain (Loss)
Liquid Assets Portfolio–Institutional Class	$ 22,552,000	$ 341,863,851	$ (364,415,851)	$—	$ —	$ 21,732	$—
STIC Prime Portfolio–Institutional Class	—	46,453,174	(19,116,895)	—	27,336,279	3,283	—
Subtotal	$ 22,552,000	$ 388,317,025	$ (383,532,746)	$—	$ 27,336,279	$ 25,015	$—
Total	$220,500,904	$1,362,731,185	$(1,389,777,824)	$—	$193,454,265	$2,075,348	$—

* Dividend income is net of income rebate paid to security lending counterparties.

NOTE 13—Financial Highlights

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

	Class A				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 11.12	$ 9.57	$ 10.46	$ 18.07	$ 17.16
Income from investment operations:					
Net investment income (loss)	0.06[a]	0.04[a]	0.01[b]	(0.03)	(0.04)[a]
Net gains (losses) on securities (both realized and unrealized)	1.00	1.51	(0.90)	(6.70)	2.30
Total from investment operations	1.06	1.55	(0.89)	(6.73)	2.26
Less distributions:					
Dividends from net investment income	(0.02)	—	—	—	—
Distributions from net realized gains	—	—	—	(0.88)	(1.35)
Total distributions	(0.02)	—	—	(0.88)	(1.35)
Net asset value, end of period	$ 12.16	$ 11.12	$ 9.57	$ 10.46	$ 18.07
Total return[c]	9.58%	16.20%	(8.51)%	(38.75)%	13.60%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$1,843,623	$2,008,702	$2,096,866	$3,159,304	$5,801,869
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	1.26%[d]	1.30%	1.22%	1.16%	1.06%
Without fee waivers and/or expense reimbursements	1.27%[d]	1.30%	1.22%	1.17%	1.08%
Ratio of net investment income (loss) to average net assets	0.54%[d]	0.39%	0.09%[b]	(0.24)%	(0.20)%
Portfolio turnover rate	36%	28%	103%	78%	80%

[a] Calculated using average shares outstanding.

[b] As required, effective November 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities. Had the Fund not amortized premiums on debt securities, the net investment income per share and the ratio of net investment income to average net assets would have remained the same. In accordance with the AICPA Audit and Accounting Guide for Investment Companies, per share and ratios for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[c] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and the returns for shareholder transactions. Does not include sales charges.

[d] Ratios are based on average daily net assets of $1,961,051,091.

NOTE 13—Financial Highlights (continued)

	Class B				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 10.67	$ 9.24	$ 10.18	$ 17.72	$ 16.97
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	(0.03)[a]	(0.08)[b]	(0.13)	(0.17)[a]
Net gains (losses) on securities (both realized and unrealized)	0.96	1.46	(0.86)	(6.53)	2.27
Total from investment operations	0.94	1.43	(0.94)	(6.66)	2.10
Less distributions from net realized gains	—	—	—	(0.88)	(1.35)
Net asset value, end of period	$ 11.61	$ 10.67	$ 9.24	$ 10.18	$ 17.72
Total return[c]	8.81%	15.48%	(9.23)%	(39.14)%	12.76%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$885,500	$1,149,943	$1,204,617	$1,719,470	$3,088,611
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	1.96%[d]	2.00%	1.92%	1.86%	1.80%
Without fee waivers and/or expense reimbursements	1.97%[d]	2.00%	1.92%	1.87%	1.82%
Ratio of net investment income (loss) to average net assets	(0.16%)[d]	(0.31)%	(0.61%)[b]	(0.94)%	(0.94)%
Portfolio turnover rate	36%	28%	103%	78%	80%

[a] Calculated using average shares outstanding.

[b] As required, effective November 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities. Had the Fund not amortized premiums on debt securities, the net investment income per share and the ratio of net investment income to average net assets would have remained the same. In accordance with the AICPA Audit and Accounting Guide for Investment Companies, per share and ratios for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[c] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and the returns for shareholder transactions. Does not include sales charges.

[d] Ratios are based on average daily net assets of $1,054,949,073.

NOTE 13—Financial Highlights (continued)

	Class C				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 10.70	$ 9.27	$ 10.21	$ 17.77	$ 17.01
Income from investment operations:					
Net investment income (loss)	(0.02)[a]	(0.03)[a]	(0.08)[b]	(0.13)	(0.17)[a]
Net gains (losses) on securities (both realized and unrealized)	0.96	1.46	(0.86)	(6.55)	2.28
Total from investment operations	0.94	1.43	(0.94)	(6.68)	2.11
Less distributions from net realized gains	—	—	—	(0.88)	(1.35)
Net asset value, end of period	$ 11.64	$ 10.70	$ 9.27	$ 10.21	$ 17.77
Total return[c]	8.79%	15.43%	(9.21)%	(39.14)%	12.78%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$138,305	$163,859	$170,444	$248,533	$412,872
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	1.96%[d]	2.00%	1.92%	1.86%	1.80%
Without fee waivers and/or expense reimbursements	1.97%[d]	2.00%	1.92%	1.87%	1.82%
Ratio of net investment income (loss) to average net assets	(0.16)%[d]	(0.31)%	(0.61)%[b]	(0.94)%	(0.94)%
Portfolio turnover rate	36%	28%	103%	78%	80%

[a] Calculated using average shares outstanding.

[b] As required, effective November 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities. Had the Fund not amortized premiums on debt securities, the net investment income per share and the ratio of net investment income to average net assets would have remained the same. In accordance with the AICPA Audit and Accounting Guide for Investment Companies, per share and ratios for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[c] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and the returns for shareholder transactions. Does not include sales charges.

[d] Ratios are based on average daily net assets of $157,268,602.

NOTE 13—Financial Highlights (continued)

	Class R		
	Year ended October 31,		June 3, 2002 (Date sales commenced) to October 31,
	2004	2003	2002
Net asset value, beginning of period	$11.08	$ 9.56	$ 10.94
Income from investment operations:			
Net investment income	0.04[a]	0.02[a]	0.00
Net gains (losses) on securities (both realized and unrealized)	1.00	1.50	(1.38)
Total from investment operations	1.04	1.52	(1.38)
Less dividends from net investment income	(0.02)	—	—
Net asset value, end of period	$12.10	$11.08	$ 9.56
Total return[b]	9.35%	15.90%	(12.61)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$2,534	$1,714	$ 16
Ratio of expenses to average net assets	1.46%[c][d]	1.50%	1.42%[e]
Ratio of net investment income (loss) to average net assets	0.34%[c]	0.19%	(0.11)%[e]
Portfolio turnover rate[f]	36%	28%	103%

[a] Calculated using average shares outstanding

[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and the returns for shareholder transactions. Not annualized for periods less than one year.

[c] Ratios are based on average daily net assets of $2,239,072.

[d] After fee waivers and/or expense reimbursements. Prior to fee waivers and/or expense reimbursements ratio of expenses to average net assets was 1.47%

[e] Annualized.

[f] Not annualized for periods less than one year.

NOTE 13—Financial Highlights (continued)

	Institutional				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$11.45	$ 9.80	$10.67	$ 18.33	$17.33
Income from investment operations:					
Net investment income	0.13[a]	0.09[a]	0.06[b]	0.04	0.52
Net gains (losses) on securities (both realized and unrealized)	1.03	1.56	(0.93)	(6.82)	1.83
Total from investment operations	1.16	1.65	(0.87)	(6.78)	2.35
Less distributions:					
Dividends from net investment income	(0.08)	—	—	—	—
Distributions from net realized gains	—	—	—	(0.88)	(1.35)
Total distributions	(0.08)	—	—	(0.88)	(1.35)
Net asset value, end of period	$12.53	$11.45	$ 9.80	$ 10.67	$18.33
Total return[c]	10.21%	16.84%	(8.15)%	(38.46)%	14.02%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$3,285	$2,061	$1,457	$ 1,648	$3,234
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	0.74%[d]	0.79%	0.79%	0.68%	0.66%
Without fee waivers and/or expense reimbursements	0.75%[d]	0.79%	0.83%	0.69%	0.68%
Ratio of net investment income to average net assets	1.06%[d]	0.90%	0.52%[b]	0.25%	0.20%
Portfolio turnover rate	36%	28%	103%	78%	80%

[a] Calculated using average shares outstanding.

[b] As required, effective November 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities. Had the Fund not amortized premiums on debt securities, the net investment income per share and the ratio of net investment income to average net assets would have remained the same. In accordance with the AICPA Audit and Accounting Guide for Investment Companies, per share and ratios for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[c] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and the returns for shareholder transactions.

[d] Ratios are based on average daily net assets of $4,378,524.

NOTE 14—Legal Proceedings

Terms used in the Legal Proceedings Note are defined terms solely for the purpose of this note.

The mutual fund industry as a whole is currently subject to regulatory inquiries and litigation related to a wide range of issues. These issues include, among others, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost securityholders.

As described more fully below, INVESCO Funds Group, Inc. ("IFG"), the former investment advisor to certain AIM Funds, A I M Advisors, Inc. ("AIM"), the Fund's investment advisor, and A I M Distributors, Inc. ("ADI"), the distributor of the retail AIM Funds and a wholly owned subsidiary of AIM, reached final settlements with the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG"), the Colorado Attorney General ("COAG"), the Colorado Division of Securities ("CODS") and the Secretary of State of the State of Georgia to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG.

In addition, as described more fully below, IFG and AIM are the subject of a number of ongoing regulatory inquiries and civil lawsuits related to one or more of the issues currently being scrutinized by various Federal and state regulators, including but not limited to those issues described above. Additional regulatory actions and/or civil lawsuits related to the above or other issues may be filed against the AIM Funds, IFG, AIM and/or related entities and individuals in the future. Additional regulatory inquiries related to the above or other issues also may be received by the AIM Funds, IFG, AIM and/or related entities and individuals in the future.

As a result of the matters discussed below, investors in the AIM Funds might react by redeeming their investments. This might require the Funds to sell investments to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the Funds.

Settled Enforcement Actions and Investigations Related to Market Timing

On October 8, 2004, AMVESCAP PLC ("AMVESCAP"), the parent company of IFG and AIM, announced that final settlements had been reached with the SEC, the NYAG, the COAG and the Secretary of State of Georgia to resolve civil enforcement actions and investigations related to market timing activity and

AIM CONSTELLATION FUND



AIM CONSTELLATION FUND

AIM

ANNUAL REPORT

OCTOBER 31, 1996

STATEMENT OF ASSETS AND LIABILITIES

October 31, 1996

Assets:	
Investments, at market value (cost $8,806,097,768)	$11,537,453,121
Foreign currencies, at market value (cost $26,216)	26,258
Receivables for:	
Investments sold	15,784,521
Capital stock sold	46,649,903
Dividends and interest	2,142,548
Variation margin	6,284,875
Investment for deferred compensation plan	63,878
Other assets	58,196
Total assets	11,608,463,300
Liabilities:	
Payables for:	
Investments purchased	30,867,907
Capital stock reacquired	16,227,770
Deferred compensation	63,878
Accrued advisory fees	6,018,167
Accrued administrative services fees	19,531
Accrued directors' fees	4,297
Accrued distribution fees	2,890,747
Accrued transfer agent fees	2,020,918
Accrued operating expenses	1,809,123
Total liabilities	59,922,338
Net assets applicable to shares outstanding	$11,548,540,962
Net assets:	
Class A	$11,255,506,428
Institutional Class	$ 293,034,534
Capital stock, $.001 par value per share:	
Class A:	
Authorized	750,000,000
Outstanding	441,753,223
Institutional Class:	
Authorized	200,000,000
Outstanding	11,265,330
Class A:	
Net asset value and redemption price per share	$ 25.48
Offering price per share: (Net asset value of $25.48 ÷ 94.50%)	$ 26.96
Institutional Class:	
Net asset value, offering and redemption price per share	$ 26.01

STATEMENT OF OPERATIONS

For the year ended October 31, 1996

Investment Income:	
Dividends (net of $366,503 foreign withholding tax)	$ 21,861,327
Interest	60,273,163
Total investment income	82,134,490
Expenses:	
Advisory fees	59,483,795
Administrative service fees	212,800
Custodian fees	611,167
Directors' fees	54,355
Distribution fees—Class A	27,788,170
Transfer agent fees—Class A	17,524,711
Transfer agent fees—Institutional Class	16,972
Other	3,499,379
Total expenses	109,191,349
Less: Fees waived by advisor	(1,869,383)
Expenses paid indirectly	(144,866)
Net expenses	107,177,100
Net investment income (loss)	(25,042,610)
Realized and unrealized gain (loss) on investment securities, foreign currencies and futures contracts:	
Net realized gain (loss) on sales of:	
Investment securities	347,014,327
Foreign currencies	(475,360)
Futures contracts	47,580,962
	394,119,929
Unrealized appreciation of:	
Investment securities	651,403,520
Foreign currencies	146,156
Futures contracts	21,195,970
	672,745,646
Net gain on investment securities, foreign currencies and futures contracts	1,066,865,575
Net increase in net assets resulting from operations	$1,041,822,965

See Notes to Financial Statements.

maturity are valued at amortized cost which approximates market value. Generally, trading in foreign securities is substantially completed each day at various times prior to the close of the New York Stock Exchange. The values of such securities used in computing the net asset value of the Fund's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of the New York Stock Exchange. Occasionally, events affecting the values of such securities and such exchange rates may occur between the times at which they are determined and the close of the New York Stock Exchange which would not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair market value as determined in good faith by or under the supervision of the Board of Directors.

B. Securities Transactions, Investment Income and Distributions—Securities transactions are accounted for on a trade date basis. Realized gains or losses on sales are computed on the specific identification of the securities sold. Interest income is recorded as earned from settlement date and is recorded on the accrual basis. Dividend income and distributions to shareholders are recorded on the ex-dividend date. On October 31, 1996, $475,360 was reclassified from undistributed net realized gains to undistributed net investment income (loss) as a result of differing book/tax treatments on foreign currency transactions. In addition, $25,447,442 was reclassified from undistributed net investment income (loss) to paid-in capital as a result of a net operating tax loss. Net assets of the Fund were unaffected by the reclassifications discussed above.

C. Federal Income Taxes—The Fund intends to comply with the requirements of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements.

D. Expenses—Operating expenses directly attributable to a class of shares are charged to that class' operations. Expenses which are applicable to both classes, e.g. advisory fees, are allocated between them.

E. Foreign Currency Translation—Portfolio securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at date of valuation. Purchases and sales of portfolio securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

F. Foreign Currency Contracts—A forward currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund may enter into a forward currency contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of that security. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts.

G. Stock Index Futures Contracts—The Fund may purchase or sell stock index futures contracts as a hedge against changes in market conditions. Initial margin deposits required upon entering into futures contracts are satisfied by the segregation of specific securities as collateral for the account of the broker (the Fund's agent in acquiring the futures position). During the period the futures contracts are open, changes in the value of the contracts are recognized as unrealized gains or losses by "marking to market" on a daily basis to reflect the market value of the contracts at the end of each day's trading. Variation margin payments are made or received depending upon whether unrealized gains or losses are incurred. When the contracts are closed, the Fund recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Fund's basis in the contract. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the securities being hedged.

Note 2–Advisory Fees and Other Transactions with Affiliates

The Company has entered into a master investment agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the master investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 1.0% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million to and including $150 million, plus 0.625% of the Fund's average daily net assets in excess of $150 million. AIM has agreed to voluntary waive a portion of its advisory fees paid by the Fund to AIM to the extent necessary to reduce the fees paid by the Fund at net asset levels higher than those currently incorporated in the present advisory fee schedule. Under the voluntary waiver, AIM will receive a fee calculated at the annual rate of 1.0% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million to and including $150 million, plus 0.625% of the Fund's average daily net assets in excess of $150 million to and including $2 billion, plus 0.60% of the Fund's average daily net assets in excess of $2 billion. During the year ended October 31, 1996, AIM waived fees of $1,869,383. The waiver is entirely voluntary but approval is required by the Board of Directors for any decision by AIM to discontinue the waiver. Under the terms of a master sub-advisory agreement between AIM and A I M Capital Management, Inc. ("AIM Capital"), AIM pays AIM Capital 50% of the amount paid by the Fund to AIM.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to reimburse AIM for certain administrative costs incurred in providing accounting services to the Fund. During the year ended October 31, 1996, AIM was reimbursed $212,800 for such services.

The Fund, pursuant to a transfer agency and services agreement, has agreed to pay A I M Fund Services, Inc. ("AFS") a fee for providing transfer agency services to the Class A shares. During the year ended October 31, 1996, AFS was paid $8,671,663 for such services. During the year ended October 31, 1996, the Fund paid A I M Institutional Fund Services, Inc. ("AIFS") with respect to the Institutional Class $16,972 for shareholder and transfer agency services.

The Fund received reductions in transfer agency fees of $132,361 from dividends received on balances in cash management bank accounts. In addition, the Fund incurred expenses of $12,505 from pricing services which are paid through directed brokerage commissions. The effect of the above arrangements resulted in a reduction of Fund's total expenses of $144,866 during the year ended October 31, 1996.

The Company has entered into a master distribution agreement with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A shares and a master distribution agreement with Fund Management Company ("FMC") to serve as the distributor for the Institutional Class. The Company has adopted a Plan pursuant to Rule 12b-1 under the 1940 Act (the "Plan"), with respect to the Class A shares, whereby the Fund pays AIM Distributors an annual rate of 0.30% of the Class A shares average daily net assets as compensation for services related to the sales and distribution of the Class A shares. The Plan provides that payments to dealers and financial institutions that provide continuing personal shareholder services to their customers who purchase and own shares of the Class A shares, in amounts of up to 0.25% of the average net assets of the Class A shares attributable to the customers of such dealers or financial institutions, may be characterized as a service fee. The Plan also provides that payments in excess of service fees are characterized as an asset-based sales charge under the Plan. The Plan also imposes a cap on the total amount of sales charges, including asset-based sales charges, that may be paid by the Company with respect to the Fund's Class A shares. During the year ended October 31, 1996, the Class A shares paid AIM Distributors $27,788,170 as compensation under the Plan.

AIM Distributors received commissions of $19,558,836 from Class A capital stock transactions during the year ended October 31, 1996. Such commissions are not an expense of the Fund. They are deducted from, and are not included in, the proceeds from sales of capital stock. Certain officers and directors of the Company are officers and directors of AIM, AIM Capital, AIM Distributors, AFS, AIFS and FMC.

During the year ended October 31, 1996 the Fund paid legal fees of $21,521 for services rendered by Kramer, Levin, Naftalis & Frankel as counsel to the Company's directors. A member of that firm is a director of the Company.

Note 3–Director's Fees

Director's fees represent remuneration paid or accrued to each director who is not an "interested person" of AIM. The Company may invest directors' fees, if so elected by a director, in mutual fund shares in accordance with a deferred compensation plan.

Note 4–Bank Borrowings

The Fund is a participant in a committed line of credit facility with a syndicate administered by The Chase Manhattan Bank. The Fund may borrow up to the lesser of (i) $325,000,000 or (ii) the limits set by its prospectus for borrowings. The Fund and other funds advised by AIM which are parties to the line of credit may borrow on a first come, first served basis. Interest on borrowings under the line of credit is payable on maturity or prepayment date. Prior to an amendment of the line of credit on July 19, 1996, the Fund was limited to borrowing $85,000,000. During the year ended October 31, 1996, the Fund did not borrow under the line of credit agreement. The funds which are party to the line of credit are charged a commitment fee of 0.08% on the unused balance of the committed line. The commitment fee is allocated among the funds based on their respective average net assets for the period.

Note 5–Investment Securities

The aggregate amount of investment securities (other than short-term securities) purchased and sold by the Fund during the year ended October 31, 1996 was $7,936,731,509 and $5,239,321,023, respectively.

The amount of unrealized appreciation (depreciation) of investment securities as of October 31, 1996, on a tax basis, is as follows:

Aggregate unrealized appreciation of investment securities	$3,001,882,643
Aggregate unrealized (depreciation) of investment securities	(273,922,974)
Net unrealized appreciation of investment securities	$2,727,959,669

Cost of investments for tax purposes is $8,809,493,452.

Note 6–Futures Contracts

On October 31, 1996, $25,487,000 par value U.S. Treasury obligations were pledged as collateral to cover margin requirements for futures contracts.

Futures contracts outstanding at October 31, 1996:

(Contracts—$500 times index/delivery month/commitment)

	UNREALIZED APPRECIATION
S&P 500 Index/1,835 contracts/Dec. 96/Buy	$20,302,845

Note 7–Capital Stock

Changes in the capital stock outstanding for the years ended October 31, 1996 and 1995 were as follows:

	1996		1995	
	Shares	Amount	Shares	Amount
Sold:				
Class A	282,903,859	$ 6,791,107,589	214,014,863	$ 4,411,919,689
Institutional Class	7,711,696	189,568,037	5,056,915	105,368,665
Issued as reinvestment of dividends:				
Class A	10,007,849	218,670,843	6,006,043	99,940,399
Institutional Class	200,095	4,444,113	[illegible]0,580	1,019,563
Reacquired:				
Class A	(146,642,433)	(3,539,497,36[illegible])	([illegible]8,002,913)	(2,633,684,048)
Institutional Class	(2,422,264)	(58,8[illegible])	(1,476,157)	(30,574,416)
	151,758,802	$ 3,6[illegible]82	95,639,531	$ 1,953,989,850

Note 8–Subsequent Events

On November 4, 1996, AIM Management Group Inc. ("AIM Management") and INVESCO PLC announced the execution of an agreement and plan of merger pursuant to which AIM Management will be merged with and into a direct wholly-owned subsidiary of INVESCO PLC. AIM Management is the parent company of the Fund's advisor. The merger is conditional on, among other things, approval by the shareholders of INVESCO PLC and AIM Management and the shareholders of the AIM funds and the mutual funds managed by INVESCO PLC, and is expected to take place during the first quarter of 1997.

Note 9—Financial Highlights

Shown below are the financial highlights for a share of Class A capital stock outstanding during each of the years in the eight-year period ended October 31, 1996, the ten months ended October 31, 1988, and the year ended December 31, 1987.[a]

	October 31,									December 31,
	1996	1995	1994	1993	1992	1991	1990	1989	1988[b]	1987
Net asset value, beginning of period	$ 23.69	$ 18.31	$ 17.04	$ 13.25	$ 11.72	$ 6.59	$ 9.40	$ 7.34	$ 6.35	$ 10.58
Income from investment operations:										
Net investment income (loss)	(0.06)	(0.05)	(0.02)	(0.04)	(0.04)	(0.03)	(0.03)	0.01	(0.03)	(0.05)
Net gains (losses) on securities (both realized and unrealized)	2.60	5.95	1.29	3.83	1.76	5.16	(1.23)	2.46	[illegible]	0.36
Total from investment operations	2.54	5.90	1.27	3.79	1.72	5.13	(1.26)	[illegible]	0.99	0.31
Less distributions:										
Dividends from net investment income	—	—	—	—	—	—	[illegible]	—	—	—
Distributions from capital gains	(0.75)	(0.52)	—	—	(0.19)	—	[illegible]	(0.41)	—	(4.54)
Total distributions	(0.75)	(0.52)	—	—	(0.19)	—	(1.55)	(0.41)	—	(4.54)
Net asset value, end of period	$ 25.48	$ 23.69	$ 18.31	$ 17.04	$ 13.25	$ 11.72	$ 6.59	$ 9.40	$ 7.34	$ 6.35
Total return[c]	11.26%	33.43%	7.45%	28.60%	14.82%	77.85%	(16.17)%	35.50%	15.59%	2.85%
Ratios/supplemental data:										
Net assets, end of period (000s omitted)	$11,255,506	$7,000,350	$3,726,029	$2,756,497	$966,472	$342,835	$83,304	$74,731	$78,272	$71,418
Ratio of expenses to average net assets[f]	1.14%[e][d]	1.16%	1.20%	1.22%	1.21%	1.35%	1.37%	1.36%	1.30%[h]	1.11%
Ratio of net investment income (loss) to average net assets[g]	(0.27)%[e]	(0.32)%	(0.15)%	(0.31)%	(0.42)%	(0.41)%	(0.44)%	0.07%	(0.57)%[h]	(0.41)%
Portfolio turnover rate	58%	45%	79%	70%	62%	109%	192%	149%	131%	135%
Average broker commission rate[i]	$ 0.0596	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Borrowings for the period:										
Amount of debt outstanding at end of period (000s omitted)	—	—	—	—	—	—	—	$ 9,610	$ 5,266	$ 109
Average amount of debt outstanding during the period (000s omitted)[j]	—	—	—	—	—	—	$ 2,344	$ 2,609	$ 2,148	$ 2,366
Average amount of shares outstanding during the period (000s omitted)[j]	[illegible]	244,731	182,897	124,101	55,902	21,205	11,397	10,050	10,845	9,668
Average amount of debt per share during the period	—	—	—	—	—	—	$ 0.21	$ 0.26	$ 0.20	$ 0.24

[a] Per share information has been [illegible] to reflect a 2 for 1 stock split, effected in the form of a dividend, on June 19, 1987.
[b] The Fund changed investment [illegible] on September 30, 1988.
[c] Does not deduct sales charge [illegible] for periods less than one year, total returns are not annualized.
[d] Ratios of expenses prior [illegible] of advisory fees are 1.16%, 1.18% and 1.21% for the years 1996-1994, respectively.
[e] Ratios are based on [illegible] net assets of $9,262,735,318.
[f] Ratio includes indirectly paid expenses. Excluding indirectly paid expenses, the ratio of expenses to average net assets would have remained the sa[illegible]
[g] Ratios of net investment income (loss) prior to waiver of advisory fees are (0.29)%, (0.54)% and (0.16)% for the years 1996-1994, respectiv[illegible]
[h] Annualized.
[i] Disclosure requirement beginning with the Fund's fiscal year ending October 31, 1996.
[j] Averages computed on a daily basis.



AIM EQUITY FUNDS, INC.

INSTITUTIONAL CLASSES

AIM CHARTER FUND
AIM CONSTELLATION FUND
AIM WEINGARTEN FUND

ANNUAL REPORT
OCTOBER 31, 1996

FUND MANAGEMENT COMPANY

Note 8–Financial Highlights

Shown below are the financial highlights for a share of the Institutional Class capital stock outstanding during each of the years in the five-year period ended October 31, 1996 and the period April 8, 1992 (date operations commenced) through October 31, 1992.

	1996	1995	1994	1993	1992
Net asset value, beginning of period	$ 24.05	$ 18.49	$ 17.13	$ 13.27	$ 12.29
Income from investment operations:					
Net investment income (loss)	0.04	0.02	0.03	—	(0.01)
Net gains on securities (both realized and unrealized)	2.67	6.06	1.33	3.86	0.99
Total from investment operations	2.71	6.08	1.36	3.86	0.98
Less distributions:					
Distributions from capital gains	(0.75)	(0.52)	—	—	—
Net asset value, end of period	$ 26.01	$ 24.05	$ 18.49	$ 17.13	$ 13.27
Total return[a]	11.81%	34.09%	7.94%	29.09%	7.97%
Net assets, end of period (000s omitted)	$293,035	$138,918	$39,847	$12,338	$ 3,087
Ratio of expenses to average net assets[b]	0.66%[d][e]	0.66%	0.69%	0.87%	0.91%[g]
Ratio of net investment income (loss) to average net assets[c]	0.21%[d]	0.18%	0.36%	0.04%	(0.12)%[g]
Portfolio turnover rate	58%	45%	79%	70%	62%
Average broker commission rate[f]	$ 0.0596	N/A	N/A	N/A	N/A

(a) For periods less than one year, total return is not annualized.
(b) Ratios of expenses prior to waiver of advisory fees and/or expense reimbursement were 0.67%, 0.68%, 0.70%, and 1.26% for the years 1996-1994 and 1992, respectively.
(c) Ratios of net investment income prior to waiver of advisory fees and/or expense reimbursement were 0.20%, 0.16%, 0.35% and (0.47)% for the years 1996-1994 and 1992, respectively.
(d) After waiver of advisory fees. Ratios are based on average net assets of $212,576,688.
(e) Ratios include indirectly paid expenses. Excluding indirectly paid expenses, the ratio of expenses to average net assets would have remained the same.
(f) Disclosure requirement beginning with the Fund's fiscal year ending October 31, 1996.
(g) Annualized.

Note 9–Subsequent Event

On November 4, 1996 A I M Management Group Inc. ("AIM Management") and INVESCO PLC announced the execution of an Agreement and Plan of Merger pursuant to which AIM Management will be merged with and into a direct wholly-owned subsidiary of INVESCO PLC. AIM Management is the parent company of the fund's advisor. The merger is conditional on, among other things, approval by the shareholders of INVESCO PLC and AIM Management and the shareholders of the AIM Funds and the mutual funds managed by INVESCO PLC, and is expected to take place during the first quarter of 1997.

AIM Constellation Fund

Annual Report to Shareholders · October 31, 2004



Statement of Assets and Liabilities

October 31, 2004

Assets:

Investments, at market value (cost $5,083,616,766)*	$ 6,532,827,540
Investments in affiliated money market funds (cost $1,016,156,103)	1,016,156,103
Total investments (cost $6,099,772,869)	7,548,983,643
Foreign currencies, at value (cost $1,505)	1,543
Receivables for:	
Investments sold	36,103,535
Fund shares sold	5,247,741
Dividends	3,608,701
Investment for trustee deferred compensation and retirement plans	478,198
Other assets	73,560
Total assets	7,594,496,921

Liabilities:

Payables for:	
Investments purchased	24,512,996
Fund shares reacquired	22,456,741
Trustee deferred compensation and retirement plans	1,036,780
Collateral upon return of securities loaned	974,074,489
Accrued distribution fees	1,956,560
Accrued trustees' fees	6,750
Accrued transfer agent fees	2,947,479
Accrued operating expenses	855,540
Total liabilities	1,027,847,335
Net assets applicable to shares outstanding	**$ 6,566,649,586**

Net assets consist of:

Shares of beneficial interest	$ 7,288,266,146
Undistributed net investment income (loss)	(907,378)
Undistributed net realized gain (loss) from investment securities, foreign currencies and option contracts	(2,169,919,994)
Unrealized appreciation of investment securities and foreign currencies	1,449,210,812
	$ 6,566,649,586

Net Assets:

Class A	$ 5,616,072,058
Class B	$ 617,004,804
Class C	$ 162,706,560
Class R	$ 6,202,267
Institutional Class	$ 164,663,897

Shares outstanding, $0.001 par value per share, unlimited number of shares authorized:

Class A	264,001,060
Class B	30,930,529
Class C	8,158,834
Class R	291,974
Institutional Class	7,157,074
Class A:	
Net asset value per share	$ 21.27
Offering price per share: (Net asset value of $21.27 ÷ 94.50%)	$ 22.51
Class B:	
Net asset value and offering price per share	$ 19.95
Class C:	
Net asset value and offering price per share	$ 19.94
Class R:	
Net asset value and offering price per share	$ 21.24
Institutional Class:	
Net asset value and offering price per share	$ 23.01

* At October 31, 2004, securities with an aggregate market value of $954,954,771 were on loan to brokers.

See accompanying notes which are an integral part of the financial statements.

Statement of Operations

For the year ended October 31, 2004

Investment income:	
Dividends (net of foreign withholding tax of $414,846)	$ 48,034,675
Dividends from affiliated money market funds (including security lending income of $138,487)*	1,652,388
Total investment income	49,687,063
Expenses:	
Advisory fees	46,243,987
Administrative services fees	710,711
Custodian fees	525,253
Distribution fees:	
Class A	19,016,041
Class B	6,702,181
Class C	1,845,072
Class R	24,911
Transfer agent fees — Class A, B, C and R	21,734,849
Transfer agent fees — Institutional Class	81,066
Trustees' fees and retirement benefits	151,416
Other	2,985,841
Total expenses	100,021,328
Less: *Fees waived, expenses reimbursed and expense offset arrangements*	(1,322,281)
Net expenses	98,699,047
Net investment income (loss)	(49,011,984)
Realized and unrealized gain (loss) from investment securities, foreign currencies and option contracts:	
Net realized gain (loss) from:	
Investment securities	750,565,101
Foreign currencies	(1,170,065)
Option contracts written	804,191
	750,199,227
Change in net unrealized appreciation (depreciation) of:	
Investment securities	(467,700,274)
Foreign currencies	38
	(467,700,236)
Net gain from investment securities, foreign currencies and option contracts	282,498,991
Net increase in net assets resulting from operations	$ 233,487,007

* Dividends from affiliated money market funds are net of income rebate paid to security lending counterparties.

See accompanying notes which are an integral part of the financial statements.

Statement of Operations. Reported net realized foreign currency gains or losses arise from, (i) sales of foreign currencies, (ii) currency gains or losses realized between the trade and settlement dates on securities transactions, and (iii) the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

G. Foreign Currency Contracts — A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund may enter into a foreign currency contract to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. The Fund may also enter into a foreign currency contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of that security. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

H. Covered Call Options — The Fund may write call options, on a covered basis; that is, the Fund will own the underlying security. When the Fund writes a covered call option, an amount equal to the premium received by the Fund is recorded as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. The current market value of a written option is the mean between the last bid and asked prices on that day. If a written call option expires on the stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or a loss if the closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written option is exercised, the Fund realizes a gain or a loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. A risk in writing a call option is that the Fund gives up the opportunity for profit if the market price of the security increases and the option is exercised.

I. Put Options — The Fund may purchase put options. By purchasing a put option, the Fund obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the Fund pays an option premium. The option's underlying instrument may be a security or a futures contract. Put options may be used by the Fund to hedge securities it owns by locking in a minimum price at which the Fund can sell. If security prices fall, the put option could be exercised to offset all or a portion of the Fund's resulting losses. At the same time, because the maximum the Fund has at risk is the cost of the option, purchasing put options does not eliminate the potential for the Fund to profit from an increase in the value of the securities hedged. A risk in buying an option is that the Fund pays a premium whether or not the option is exercised. In addition, there can be no assurance that a liquid secondary market will exist for any option purchased or sold.

NOTE 2—Advisory Fees and Other Fees Paid to Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 1.00% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million up to and including $150 million, plus 0.625% of the Fund's average daily net assets in excess of $150 million. AIM has voluntarily agreed to waive advisory fees payable by the Fund to AIM at the annual rate of 0.025% for each $5 billion increment in net assets over $5 billion, up to a maximum waiver of 0.175% on net assets in excess of $35 billion. Further, AIM has voluntarily agreed to waive advisory fees of the Fund in the amount of 25% of the advisory fee AIM receives from the affiliated money market funds on investments by the Fund in such affiliated money market funds (excluding investments made in affiliated money market funds with cash collateral from securities loaned by the fund). Voluntary fee waivers or reimbursements may be modified or discontinued at any time upon consultation with the Board of Trustees without further notice to investors. For the year ended October 31, 2004, AIM waived fees of $623,391. Under the terms of a master sub-advisory agreement between AIM and A I M Capital Management, Inc. ("AIM Capital"), AIM pays AIM Capital 50% of the amount paid by the Fund to AIM.

For the year ended October 31, 2004, at the request of the Trustees of the Trust, AMVESCAP PLC ("AMVESCAP") agreed to assume $587,335 of expenses incurred by the Fund in connection with matters related to recently settled regulatory actions and investigations concerning market timing activity in the AIM Funds, including legal, audit, shareholder servicing, communication and trustee expenses. These expenses along with the related expense reimbursement, are included in the Statement of Operations.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. For the year ended October 31, 2004, AIM was paid $710,711 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay AIM Investment Services, Inc. ("AISI") a fee for providing transfer agency and shareholder services to the Fund and reimburse AISI for certain expenses incurred by AISI in the course of providing such services. For the Institutional Class, the transfer agent has contractually agreed to reimburse class specific transfer agent fees and expenses to the extent necessary to limit transfer agent fees to 0.10% of the average net assets. For the year ended October 31, 2004, the Fund paid AISI $21,734,849 for Class A, Class B, Class C and Class R shares and $81,066 for Institutional Class shares. AISI may make payments to intermediaries that provide omnibus account services, sub-accounting services and/or networking services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C, Class R and Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A, Class B, Class C and Class R shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.30% of the Fund's average daily net assets of Class A shares, 1.00% of the average daily net assets of Class B and Class C shares and 0.50% of the average daily net assets of Class R shares. Of these amounts, up to 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares may be paid to selected dealers and financial institutions who furnish continuing personal shareholder services to

NOTE 14—Financial Highlights

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

	Class A				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 20.61	$ 17.20	$ 19.72	$ 43.50	$ 34.65
Income from investment operations:					
Net investment income (loss)	(0.13)[a]	(0.12)[a]	(0.15)[a]	(0.12)	(0.26)
Net gains (losses) on securities (both realized and unrealized)	0.79	3.53	(2.37)	(16.24)	12.39
Total from investment operations	0.66	3.41	(2.52)	(16.36)	12.13
Less Distributions from net realized gains	—	—	—	(7.42)	(3.28)
Net asset value, end of period	$ 21.27	$ 20.61	$ 17.20	$ 19.72	$ 43.50
Total return[b]	3.20%	19.83%	(12.78)%	(43.10)%	36.56%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$5,616,072	$6,825,023	$6,780,055	$9,703,277	$19,268,977
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	1.27%[c]	1.29%	1.26%	1.14%	1.08%
Without fee waivers and/or expense reimbursements	1.29%[c]	1.30%	1.27%	1.17%	1.11%
Ratio of net investment income (loss) to average net assets	(0.59)[c]	(0.67)%	(0.74)%	(0.46)%	(0.61)%
Portfolio turnover rate	50%	47%	57%	75%	88%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from net asset value and returns for shareholder transactions. Does not include sales charges.
[c] Ratios are based on average daily net assets of $6,338,680,161.

	Class B				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 19.46	$ 16.36	$ 18.89	$ 42.28	$ 34.00
Income from investment operations:					
Net investment income (loss)	(0.26)[a]	(0.23)[a]	(0.27)[a]	(0.28)	(0.58)[a]
Net gains (losses) on securities (both realized and unrealized)	0.75	3.33	(2.26)	(15.69)	12.14
Total from investment operations	0.49	3.10	(2.53)	(15.97)	11.56
Less Distributions from net realized gains	—	—	—	(7.42)	(3.28)
Net asset value, end of period	$ 19.95	$ 19.46	$ 16.36	$ 18.89	$ 42.28
Total return[b]	2.52%	18.95%	(13.39)%	(43.49)%	35.51%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$617,005	$688,587	$625,294	$818,343	$1,315,524
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	1.97%[c]	1.99%	1.96%	1.86%	1.85%
Without fee waivers and/or expense reimbursements	1.99%[c]	2.00%	1.97%	1.89%	1.88%
Ratio of net investment income (loss) to average net assets	(1.29)[c]	(1.37)%	(1.44)%	(1.17)%	(1.38)%
Portfolio turnover rate	50%	47%	57%	75%	88%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from net asset value and returns for shareholder transactions. Does not include sales charges.
[c] Ratios are based on average daily net assets of $670,218,131.

NOTE 14—Financial Highlights (continued)

	Class C				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 19.46	$ 16.36	$ 18.88	$ 42.27	$ 33.99
Income from investment operations:					
Net investment income (loss)	(0.26)[a]	(0.23)[a]	(0.27)[a]	(0.29)	(0.59)[a]
Net gains (losses) on securities (both realized and unrealized)	0.74	3.33	(2.25)	(15.68)	12.15
Total from investment operations	0.48	3.10	(2.52)	(15.97)	11.56
Less Distributions from net realized gains	—	—	—	(7.42)	(3.28)
Net asset value, end of period	$ 19.94	$ 19.46	$ 16.36	$ 18.88	$ 42.27
Total return[b]	2.47%	18.95%	(13.35)%	(43.51)%	35.52%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$162,707	$193,585	$184,393	$258,786	$434,544
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	1.97%[c]	1.99%	1.96%	1.86%	1.85%
Without fee waivers and/or expense reimbursements	1.99%[c]	2.00%	1.97%	1.89%	1.88%
Ratio of net investment income (loss) to average net assets	(1.29)[c]	(1.37)%	(1.44)%	(1.17)%	(1.38)%
Portfolio turnover rate	50%	47%	57%	75%	88%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from net asset value and returns for shareholder transactions. Does not include sales charges.
[c] Ratios are based on average daily net assets of $184,507,218.

	Class R		
	Year ended October 31,		June 3, 2002 (Date sales commenced) to October 31,
	2004	2003	2002
Net asset value, beginning of period	$20.63	$17.26	$19.82
Income from investment operations:			
Net investment income (loss)	(0.17)[a]	(0.16)[a]	(0.07)[a]
Net gains (losses) on securities (both realized and unrealized)	0.78	3.53	(2.49)
Total from investment operations	0.61	3.37	(2.56)
Net asset value, end of period	$21.24	$20.63	$17.26
Total return[b]	2.96%	19.52%	(12.92)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$6,202	$2,857	$ 226
Ratio of expenses to average net assets:			
With fee waivers and/or expense reimbursements	1.47%[c]	1.49%	1.53%[d]
Without fee waivers and/or expense reimbursements	1.49%[c]	1.50%	1.54%[d]
Ratio of net investment income (loss) to average net assets	(0.79)[c]	(0.87)%	(1.01)[d]
Portfolio turnover rate[e]	50%	47%	57%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Not annualized for periods less than one year.
[c] Ratios are based on average daily net assets of $4,982,137.
[d] Annualized.
[e] Not annualized for periods less than one year.

NOTE 14—Financial Highlights (continued)

	Institutional Class				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 22.17	$ 18.40	$ 21.00	$ 45.55	$ 36.01
Income from investment operations:					
Net investment income (loss)	(0.01)[a]	(0.03)[a]	(0.06)	0.01	(0.09)
Net gains (losses) on securities (both realized and unrealized)	0.85	3.80	(2.54)	(17.14)	12.91
Total from investment operations	0.84	3.77	(2.60)	(17.13)	12.82
Less Distributions from net realized gains	—	—	—	(7.42)	(3.28)
Net asset value, end of period	$ 23.01	$ 22.17	$ 18.40	$ 21.00	$ 45.55
Total return[b]	3.79%	20.49%	(12.38)%	(42.80)%	37.14%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$164,664	$154,150	$122,746	$150,609	$288,097
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	0.72%[c]	0.75%	0.80%	0.65%	0.65%
Without fee waivers and/or expense reimbursements	0.74%[c]	0.76%	0.81%	0.68%	0.68%
Ratio of net investment income (loss) to average net assets	(0.04)[c]	(0.13)%	(0.28)%	0.03%	(0.18)%
Portfolio turnover rate	50%	47%	57%	75%	88%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America as such, the net asset value for financial reporting purposes and the returns based upon those net asset values and returns for shareholder transactions.
[c] Ratios are based on average daily net assets of $158,650,215.

NOTE 15—Legal Proceedings

Terms used in the Legal Proceedings Note are defined terms solely for the purpose of this note.

The mutual fund industry as a whole is currently subject to regulatory inquiries and litigation related to a wide range of issues. These issues include, among others, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost securityholders.

As described more fully below, INVESCO Funds Group, Inc. ("IFG"), the former investment advisor to certain AIM Funds, A I M Advisors, Inc. ("AIM"), the Fund's investment advisor, and A I M Distributors, Inc. ("ADI"), the distributor of the retail AIM Funds and a wholly owned subsidiary of AIM, reached final settlements with the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG"), the Colorado Attorney General ("COAG"), the Colorado Division of Securities ("CODS") and the Secretary of State of the State of Georgia to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG.

In addition, as described more fully below, IFG and AIM are the subject of a number of ongoing regulatory inquiries and civil lawsuits related to one or more of the issues currently being scrutinized by various Federal and state regulators, including but not limited to those issues described above. Additional regulatory actions and/or civil lawsuits related to the above or other issues may be filed against the AIM Funds, IFG, AIM and/or related entities and individuals in the future. Additional regulatory inquiries related to the above or other issues also may be received by the AIM Funds, IFG, AIM and/or related entities and individuals in the future.

As a result of the matters discussed below, investors in the AIM Funds might react by redeeming their investments. This might require the Funds to sell investments to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the Funds.

Settled Enforcement Actions and Investigations Related to Market Timing

On October 8, 2004, AMVESCAP PLC ("AMVESCAP"), the parent company of IFG and AIM, announced that final settlements had been reached with the SEC, the NYAG, the COAG and the Secretary of State of Georgia to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG. A final settlement also has been reached with the Colorado Division of Securities ("CODS") with respect to this matter. In their enforcement actions and investigations, these regulators alleged, in substance, that IFG and AIM failed to disclose in the prospectuses for the AIM Funds that they advised and to the independent directors/trustees of such Funds that IFG and AIM had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the regulators alleged that IFG, AIM and ADI breached various Federal and state securities, business and consumer protection laws. Under the terms of the

AIM MID-CAP CORE EQUITY FUND

ANNUAL REPORT / DECEMBER 31 2000

AIM MID CAP EQUITY FUND



AIM FUNDS

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2000

Assets:	
Investments, at market value (cost $416,081,782)*	$513,900,786
Receivables for:	
Fund shares sold	4,657,941
Dividends	635,634
Collateral for securities loaned	32,383,730
Other assets	12,809
Total assets	551,590,900
Liabilities:	
Payables for:	
Investments purchased	27,577,079
Fund shares reacquired	751,546
Collateral upon return of securities loaned	32,383,730
Accrued advisory fees	278,206
Accrued administrative services fees	9,570
Accrued distribution fees	467,976
Accrued transfer agent fees	116,926
Accrued operating expenses	128,467
Total liabilities	61,713,500
Net assets applicable to shares outstanding	$489,877,400
Net Assets:	
Class A	$259,802,848
Class B	$210,608,479
Class C	$ 19,466,073
Shares outstanding, $0.01 par value per share:	
Class A	10,808,678
Class B	9,418,980
Class C	871,630
Class A:	
Net asset value and redemption price per share	$ 24.04
Offering price per share: (Net asset value of $24.04 ÷ 94.50%)	$ 25.44
Class B:	
Net asset value and offering price per share	$ 22.36
Class C:	
Net asset value and offering price per share	$ 22.33

* At December 31, 2000, securities with an aggregate market value of $31,876,359 were on loan to brokers.

STATEMENT OF OPERATIONS

For the year ended December 31, 2000

Investment income:	
Dividends (net of foreign withholding tax of $7,994)	$ 1,797,328
Dividends from affiliated money market funds	5,048,109
Interest	173,285
Security lending	48,034
Total investment income	7,066,756
Expenses:	
Advisory fees	2,947,272
Administrative services fees	101,673
Custodian fees	35,290
Distribution fees — Class A	760,049
Distribution fees — Class B	1,811,104
Distribution fees — Class C	80,057
Transfer agent fees	821,652
Trustees' fees	17,351
Other	203,992
Total expenses	6,778,440
Less: Expenses paid indirectly	(8,298)
Net expenses	6,770,142
Net investment income	296,614
Realized and unrealized gain from investment securities:	
Net realized gain from investment securities	45,254,552
Change in net unrealized appreciation of investment securities	18,237,197
Net gain from investment securities	63,491,749
Net increase in net assets resulting from operations	$63,788,363

See Notes to Financial Statements.

is principally traded, or lacking any sales on a particular day, the security is valued at the closing bid price on that day. Each security reported on the NASDAQ National Market System is valued at the last sales price as of the close of the customary trading session on the valuation date or absent a last sales price, at the closing bid price. Debt obligations (including convertible bonds) are valued on the basis of prices provided by an independent pricing service. Prices provided by the pricing service may be determined without exclusive reliance on quoted prices, and may reflect appropriate factors such as yield, type of issue, coupon rate and maturity date. Securities for which market prices are not provided by any of the above methods are valued based upon quotes furnished by independent sources and are valued at the last bid price in the case of equity securities and in the case of debt obligations, the mean between the last bid and asked prices. Securities for which market quotations are not readily available or are questionable are valued at fair value as determined in good faith by or under the supervision of the Trust's officers in a manner specifically authorized by the Board of Trustees. Short-term obligations having 60 days or less to maturity are valued at amortized cost which approximates market value. For purposes of determining net asset value per share, futures and option contracts generally will be valued 15 minutes after the close of the customary trading session of the New York Stock Exchange ("NYSE").

Generally, trading in foreign securities is substantially completed each day at various times prior to the close of the NYSE. The values of such securities used in computing the net asset value of the Fund's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of the NYSE. Occasionally, events affecting the values of such securities and such exchange rates may occur between the times at which they are determined and the close of the customary trading session of the NYSE which would not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair value as determined in good faith by or under the supervision of the Board of Trustees.

B. Securities Transactions and Investment Income — Securities transactions are accounted for on a trade date basis. Realized gains or losses on sales are computed on the basis of specific identification of the securities sold. Interest income is recorded on the accrual basis from settlement date. Dividend income is recorded on the ex-dividend date.

On December 31, 2000, undistributed net realized gains decreased by $2,100,000 and paid in capital increased by $2,100,000 as a result of differences due to utilization of a portion of proceeds from redemptions as distributions for federal income tax purposes. Net assets of the Fund were unaffected by the reclassifications discussed above.

C. Distributions — Distributions from income and net realized capital gains, if any, are generally paid annually and recorded on ex-dividend date. The Fund may elect to use a portion of the proceeds from redemptions as distributions for federal income tax purposes.

D. Federal Income Taxes — The Fund intends to comply with the requirements of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements.

E. Expenses — Distribution expenses directly attributable to a class of shares are charged to that class' operations. All other expenses which are attributable to more than one class are allocated among the classes.

Note 2 - Advisory Fees and Other Transactions with Affiliates

A I M Advisors, Inc. ("AIM") is the Fund's investment manager and administrator. The Fund pays AIM investment management and administration fees at an annual rate of 0.725% on the first $500 million of the Fund's average daily net assets, plus 0.70% on the next $500 million of the Fund's average daily net assets, plus 0.675% on the next $500 million of the Fund's average daily net assets, plus 0.65% on the Fund's average daily net assets exceeding $1.5 billion. AIM has contractually agreed to limit the Fund's expenses (exclusive of brokerage commissions, taxes, interest, extraordinary items and increases in expenses due to offset arrangements, if any) to the maximum annual rate of 1.75%, 2.40% and 2.40% of the average daily net assets of the Fund's Class A, Class B and Class C shares, respectively.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. During the year ended December 31, 2000, AIM was paid $101,673 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay A I M Fund Services, Inc. ("AFS") a fee for providing transfer agency and shareholder services to the Fund. During the year ended December 31, 2000, AFS was paid $507,683 for such services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B and Class C shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares, Class B shares and Class C shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.35% of the Fund's average daily net assets of Class A shares and 1.00% of the average daily net assets of Class B and C shares. Of these amounts, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class A, Class B or Class C shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own the appropriate class of shares of the Fund. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. The Plans also impose a cap on the total sales charges, including asset-based sales charges that may be paid by the respective classes. For the year ended December 31, 2000, the Class A, Class B and Class C shares paid AIM Distributors $760,049, $1,811,104 and $80,057, respectively, as compensation under the Plans.

Note 8–Financial Highlights

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

Class A — Year ended December 31,	2000[a]	1999[a]	1998[a]	1997	1996
Net asset value, beginning of period	$ 23.48	$ 18.97	$ 21.01	$ 20.77	$ 19.07
Income from investment operations:					
Net investment income (loss)	0.10	(0.01)	(0.24)	(0.20)	0.03
Net gains (losses) on securities (both realized and unrealized)	4.10	6.88	(0.81)	3.00	2.96
Total from investment operations	4.20	6.87	(1.05)	2.80	2.99
Less distributions:					
Distributions from net realized gains	(3.64)	(2.36)	(0.99)	(2.56)	(1.29)
Net asset value, end of period	$ 24.04	$ 23.48	$ 18.97	$ 21.01	$ 20.77
Total return[b]	18.76%	37.13%	(4.71)%	14.05%	15.65%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$259,803	$178,550	$180,258	$255,674	$343,427
Ratio of expenses to average net assets[c]	1.37%[d]	1.46%	1.56%	1.37%	1.36%
Ratio of net investment income (loss) to average net assets	0.38%[d]	(0.07)%	(1.09)%	(0.90)%	0.12%
Portfolio turnover rate	72%	90%	168%	190%	253%

[a] Calculated using average shares outstanding.
[b] Does not include sales charges.
[c] Ratio includes waiver and expense reductions. Ratio of expenses to average net assets excluding waivers and expense reductions were 1.57%, 1.48% and 1.41% for 1998, 1997 and 1996, respectively.
[d] Ratios are based on average daily net assets of $217,156,798.

Class B — Year ended December 31,	2000[a]	1999[a]	1998[a]	1997	1996
Net asset value, beginning of period	$ 22.21	$ 18.16	$ 20.31	$ 20.28	$ 18.77
Income from investment operations:					
Net investment income (loss)	(0.07)	(0.14)	(0.38)	(0.34)	(0.11)
Net gains (losses) on securities (both realized and unrealized)	3.86	6.55	(0.78)	2.93	2.91
Total from investment operations	3.79	6.41	(1.16)	2.59	2.80
Less distributions:					
Distributions from net realized gains	(3.64)	(2.36)	(0.99)	(2.56)	(1.29)
Net asset value, end of period	$ 22.36	$ 22.21	$ 18.16	$ 20.31	$ 20.28
Total return[b]	17.98%	36.25%	(5.41)%	13.35%	14.82%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$210,608	$151,392	$165,447	$255,468	$334,590
Ratio of expenses to average net assets[c]	2.02%[d]	2.14%	2.21%	2.02%	2.01%
Ratio of net investment income (loss) to average net assets	(0.27)%[d]	(0.72)%	(1.74)%	(1.55)%	(0.53)%
Portfolio turnover rate	72%	90%	168%	190%	253%

[a] Calculated using average shares outstanding.
[b] Does not include contingent deferred sales charges.
[c] Ratio includes waiver and expense reductions. Ratio of expenses to average net assets excluding waivers and expense reductions were 2.22%, 2.13% and 2.06% for 1998, 1997 and 1996, respectively.
[d] Ratios are based on average daily net assets of $181,110,447.

Note 8–Financial Highlights (continued)

	Class C	
	Year ended December 31, 2000[a]	May 3, 1999 (Date sales commenced) to December 31, 1999[a]
Net asset value, beginning of period	$ 22.19	$19.02
Income from investment operations:		
Net investment income (loss)	(0.07)	(0.10)
Net gains on securities (both realized and unrealized)	3.85	5.63
Total from investment operations	3.78	5.53
Less distributions:		
Distributions from net realized gains	(3.64)	(2.36)
Net asset value, end of period	$ 22.33	$22.19
Total return[b]	17.95%	29.98%
Ratios/supplemental data:		
Net assets, end of period (000s omitted)	$19,466	$1,564
Ratio of expenses to average net assets	2.02%[c]	2.11%[d]
Ratio of net investment income (loss) to average net assets	(0.27)%[c]	(0.72)%[d]
Portfolio turnover rate	72%	90%

[a] Calculated using average shares outstanding.
[b] Does not include contingent deferred sales charges and is not annualized for periods less than one year.
[c] Ratios are based on average daily net assets of $8,005,686.
[d] Annualized.



AIM Mid Cap Core Equity Fund

Annual Report to Shareholders • December 31, 2004



Your goals. Our solutions.®

AIM INVESTMENTS

Statement of Operations

For the year ended December 31, 2004

Investment income:	
Dividends (net of foreign withholding tax of $405,552)	$ 36,817,579
Dividends from affiliated money market funds (including securities lending income of $838,913*)	6,866,087
Total investment income	43,683,666
Expenses:	
Advisory fees	22,980,408
Administrative services fees	592,602
Custodian fees	247,985
Distribution fees:	
Class A	8,097,059
Class B	7,044,856
Class C	3,172,774
Class R	236,821
Transfer agent fees — Class A, B, C & R	10,391,471
Transfer agent fees — Institutional Class	25,980
Trustees' fees and retirement benefits	102,374
Other	1,493,011
Total expenses	54,385,341
Less: Fees waived, expenses reimbursed and expense offset arrangements	(2,454,287)
Net expenses	51,931,054
Net investment income (loss)	(8,247,388)
Realized and unrealized gain from investment securities and foreign currencies:	
Net realized gain from:	
Investment securities	366,533,789
Foreign currencies	211,471
	366,745,260
Change in net unrealized appreciation of:	
Investment securities	79,254,965
Foreign currencies	2,574
	79,257,539
Net gain from investment securities and foreign currencies	446,002,799
Net increase in net assets resulting from operations	$437,755,411

* Dividends from affiliated money market funds are net of income rebate paid to securities lending counterparties.

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets

For the years ended December 31, 2004 and 2003

	2004	2003
Operations:		
Net investment income (loss)	$ (8,247,388)	$ (12,705,701)
Net realized gain from investment securities and foreign currencies	366,745,260	32,726,586
Change in net unrealized appreciation of investment securities and foreign currencies	79,257,539	552,964,014
Net increase in net assets resulting from operations	437,755,411	572,984,899
Distributions to shareholders from net realized gains:		
Class A	(165,796,542)	—
Class B	(50,732,936)	—
Class C	(23,417,554)	—
Class R	(3,882,376)	—
Institutional Class	(3,241,989)	—
Decrease in net assets resulting from distributions	(247,071,397)	—
Share transactions—net:		
Class A	390,359,539	579,154,494
Class B	(34,584,177)	64,080,894
Class C	6,470,062	87,744,331
Class R	31,669,516	20,697,205
Institutional Class	23,251,227	17,715,683
Net increase in net assets resulting from share transactions	417,166,167	769,392,607
Net increase in net assets	607,850,181	1,342,377,506
Net assets:		
Beginning of year	3,084,306,540	1,741,929,034
End of year (including undistributed net investment income (loss) of $(103,846) and $(40,566), respectively)	$3,692,156,721	$3,084,306,540

See accompanying notes which are an integral part of the financial statements.

Securities for which market quotations are not readily available or are unreliable are valued at fair value as determined in good faith by or under the supervision of the Trust's officers following procedures approved by the Board of Trustees. Issuer specific events, market trends, bid/ask quotes of brokers and information providers and other market data may be reviewed in the course of making a good faith determination of a security's fair value.

B. Securities Transactions and Investment Income — Securities transactions are accounted for on a trade date basis. Realized gains or losses on sales are computed on the basis of specific identification of the securities sold. Interest income is recorded on the accrual basis from settlement date. Dividend income is recorded on the ex-dividend date.

Brokerage commissions and mark ups are considered transaction costs and are recorded as an increase to the cost basis of securities purchased and/or a reduction of proceeds on a sale of securities. Such transaction costs are included in the determination of realized and unrealized gain (loss) from investment securities reported in the Statement of Operations and the Statement of Changes in Net Assets and the realized and unrealized net gains (losses) on securities per share in the Financial Highlights. Transaction costs are included in the calculation of the Fund's net asset value and, accordingly, they reduce the Fund's total returns. These transaction costs are not considered operating expenses and are not reflected in net investment income reported in the Statement of Operations and Statement of Changes in Net Assets, or the net investment income per share and ratios of expenses and net investment income reported in the Financial Highlights, nor are they limited by any expense limitation arrangements between the Fund and the advisor.

The Fund allocates income and realized and unrealized capital gains and losses to a class based on the relative net assets of each class.

C. Distributions — Distributions from income and net realized capital gain, if any, are generally paid annually and recorded on ex-dividend date. The Fund may elect to use a portion of the proceeds from redemptions as distributions for federal income tax purposes.

D. Federal Income Taxes — The Fund intends to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements.

E. Expenses — Fees provided for under the Rule 12b-1 plan of a particular class of the Fund are charged to the operations of such class. Transfer agency fees and expenses and other shareholder recordkeeping fees and expenses attributable to the Institutional Class are charged to such class. Transfer agency fees and expenses and other shareholder recordkeeping fees and expenses relating to all other classes are allocated among those classes based on relative net assets. All other expenses are allocated among the classes based on relative net assets.

F. Foreign Currency Translations — Foreign currency is valued at the close of the NYSE based on quotations posted by banks and major currency dealers. Portfolio securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at date of valuation. Purchases and sales of portfolio securities (net of foreign taxes withheld on disposition) and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Fund does not separately account for the portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. The combined results of changes in foreign exchange rates and the fluctuation of market prices on investments (net of estimated foreign tax withholding) are included with the net realized and unrealized gain or loss from investments in the Statement of Operations. Reported net realized foreign currency gains or losses arise from, (i) sales of foreign currencies, (ii) currency gains or losses realized between the trade and settlement dates on securities transactions, and (iii) the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

G. Foreign Currency Contracts — A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund may enter into a foreign currency contract to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies. The Fund may also enter into a foreign currency contract for the purchase or sale of a security denominated in a foreign currency in order to "lock in" the U.S. dollar price of that security. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

NOTE 2—Advisory Fees and Other Fees Paid to Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 0.725% on the first $500 million of the Fund's average daily net assets, plus 0.70% on the next $500 million of the Fund's average daily net assets, plus 0.675% on the next $500 million of the Fund's average daily net assets, plus 0.65% on the Fund's average daily net assets in excess of $1.5 billion. AIM has voluntarily agreed to waive advisory fees of the Fund in the amount of 25% of the advisory fee AIM receives from the affiliated money market funds on investments by the Fund in such affiliated money market funds (excluding investments made in affiliated money market funds with cash collateral from securities loaned by the Fund). Voluntary fee waivers or reimbursements may be modified or discontinued at any time upon consultation with the Board of Trustees without further notice to investors. For the year ended December 31, 2004, AIM waived fees of $108,680.

For the year ended December 31, 2004, at the request of the Trustees of the Trust, AMVESCAP PLC ("AMVESCAP") agreed to reimburse $317,567 expenses incurred by the Fund in connection with matters related to recently settled regulatory actions and investigations concerning market timing activity in the AIM Funds, including legal, audit, shareholder servicing, communication and trustee expenses. These expenses along with the related expense reimbursement, are included in the Statement of Operations.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. Pursuant to such agreement for the year ended December 31, 2004, AIM was paid $592,602.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay AIM Investment Services, Inc. ("AISI") a fee for providing transfer agency and shareholder services to the Fund and reimburse AISI for certain expenses incurred by AISI in the course of providing such services. For the Institutional Class, the transfer agent has contractually agreed to reimburse class specific transfer agent fees and expenses to the extent necessary to limit transfer agent fees to 0.10% of the average daily net assets. AISI did not reimburse fees during the period under this expense limitation. For the year ended December 31, 2004, the Fund paid AISI $10,391,471 for Class A, Class B, Class C and Class R shares and $25,980 for Institutional Class shares. AISI may make payments to intermediaries that provide omnibus account services, sub-accounting services and/or networking services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C, Class R and Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A, Class B, Class C and Class R shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.35% of the Fund's average daily net assets of Class A shares, 1.00% of the average daily net assets of Class B and Class C shares and 0.50% of the average daily net assets of Class R shares. Of these amounts, up to 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares may be paid to furnish continuing personal shareholder services to customers who purchase and own shares of such classes. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. During the periods the Fund is offered on a limited basis, AIM Distributors has agreed to waive Class A distribution plan fees equal to 0.10% of the average daily net assets of Class A shares. Pursuant to the Plans, for the year ended December 31, 2004, the Class A, Class B, Class C and Class R shares paid $6,113,548, $7,044,856, $3,172,774 and $236,821, respectively, after AIM Distributors waived Plan fees of $1,983,511 for Class A shares.

Front-end sales commissions and contingent deferred sales charges ("CDSC") (collectively the "sales charges") are not recorded as expenses of the Fund. Front-end sales commissions are deducted from proceeds from the sales of Fund shares prior to investment in Class A shares of the Fund. CDSC are deducted from redemption proceeds prior to remittance to the shareholder. During the year ended December 31, 2004, AIM Distributors advised the Fund that it retained $342,343 in front-end sales commissions from the sale of Class A shares and $5,653, $78,355, $51,150 and $0 from Class A, Class B, Class C and Class R shares, respectively, for CDSC imposed upon redemptions by shareholders.

Certain officers and trustees of the Trust are officers and directors of AIM, AISI and/or AIM Distributors.

NOTE 3—Investments in Affiliates

The Fund is permitted, pursuant to an exemptive order from the Securities and Exchange Commission ("SEC"), to invest daily available cash balances and cash collateral from securities lending transactions in affiliated money market funds. The Fund and the money market funds below have the same investment advisor and therefore, are considered to be affiliated. The tables below show the transactions in and earnings from investments in affiliated money market funds for the year ended December 31, 2004.

Investments of Daily Available Cash Balances:

Fund	Market Value 12/31/03	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value 12/31/04	Dividend Income	Realized Gain (Loss)
Liquid Assets Portfolio–Institutional Class	$280,649,536	$ 506,744,719	$ (614,162,668)	$—	$173,231,587	$3,042,011	$—
STIC Prime Portfolio–Institutional Class	280,649,537	506,744,719	(614,162,668)	—	173,231,588	2,985,163	—
Subtotal	$561,299,073	$1,013,489,438	$(1,228,325,336)	$—	$346,463,175	$6,027,174	$—

Investments of Cash Collateral from Securities Lending Transactions:

Fund	Market Value 12/31/03	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value 12/31/04	Dividend Income*	Realized Gain (Loss)
Liquid Assets Portfolio–Institutional Class	$111,811,023	$ 341,477,447	$ (453,288,470)	$—	$ —	$ 424,951	$—
STIC Prime Portfolio–Institutional Class	111,811,024	341,477,446	(453,288,470)	—	—	413,962	—
Subtotal	$223,622,047	$ 682,954,893	$ (906,576,940)	$—	$ —	$ 838,913	$—
Total	$784,921,120	$1,696,444,331	$(2,134,902,276)	$—	$346,463,175	$6,866,087	$—

* Dividend income is net of income rebate paid to securities lending counterparties.

NOTE 13—Financial Highlights

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

	Class A				
	Year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 26.92	$ 21.17	$ 23.85	$ 24.04	$ 23.48
Income from investment operations:					
Net investment income (loss)	(0.01)[a]	(0.08)[a]	(0.09)[a]	(0.05)[a]	0.10[a]
Net gains (losses) on securities (both realized and unrealized)	3.71	5.83	(2.56)	0.18	4.10
Total from investment operations	3.70	5.75	(2.65)	0.13	4.20
Less distributions:					
Dividends from net investment income	—	—	—	(0.02)	—
Distributions from net realized gains	(1.98)	—	(0.03)	(0.30)	(3.64)
Total distributions	(1.98)	—	(0.03)	(0.32)	(3.64)
Net asset value, end of period	$ 28.64	$ 26.92	$ 21.17	$ 23.85	$ 24.04
Total return[b]	13.82%	27.10%	(11.13)%	0.56%	18.76%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$2,552,041	$2,025,407	$1,072,673	$490,118	$259,803
Ratio of expenses to average net assets	1.30%[c][d]	1.41%	1.43%	1.39%	1.37%
Ratio of net investment income (loss) to average net assets	(0.02)%[c]	(0.33)%	(0.40)%	(0.22)%	0.38%
Portfolio turnover rate	56%	38%	38%	68%	72%

[a] Calculated using average shares outstanding.

[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.

[c] Ratios are based on average daily net assets of $2,313,445,525.

[d] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 1.40%.

	Class B				
	Year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 24.54	$ 19.43	$ 22.03	$ 22.36	$ 22.21
Income from investment operations:					
Net investment income (loss)	(0.19)[a]	(0.21)[a]	(0.22)[a]	(0.19)[a]	(0.07)[a]
Net gains (losses) on securities (both realized and unrealized)	3.36	5.32	(2.35)	0.16	3.86
Total from investment operations	3.17	5.11	(2.57)	(0.03)	3.79
Less distributions from net realized gains	(1.98)	—	(0.03)	(0.30)	(3.64)
Net asset value, end of period	$ 25.73	$ 24.54	$ 19.43	$ 22.03	$ 22.36
Total return[b]	13.00%	26.30%	(11.69)%	(0.10)%	17.98%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$702,361	$702,267	$500,166	$333,783	$210,608
Ratio of expenses to average net assets	2.04%[c][d]	2.06%	2.08%	2.05%	2.02%
Ratio of net investment income (loss) to average net assets	(0.76)%[c]	(0.98)%	(1.05)%	(0.87)%	(0.27)%
Portfolio turnover rate	56%	38%	38%	68%	72%

[a] Calculated using average shares outstanding.

[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.

[c] Ratios are based on average daily net assets of $704,485,548.

[d] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 2.05%.

NOTE 13—Financial Highlights (continued)

	Class C				
	Year ended December 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 24.51	$ 19.41	$ 22.00	$ 22.33	$ 22.19
Income from investment operations:					
Net investment income (loss)	(0.19)[a]	(0.21)[a]	(0.22)[a]	(0.19)[a]	(0.07)[a]
Net gains (losses) on securities (both realized and unrealized)	3.36	5.31	(2.34)	0.16	3.85
Total from investment operations	3.17	5.10	(2.56)	(0.03)	3.78
Less distributions from net realized gains	(1.98)	—	(0.03)	(0.30)	(3.64)
Net asset value, end of period	$ 25.70	$ 24.51	$ 19.41	$ 22.00	$ 22.33
Total return[b]	13.01%	26.28%	(11.66)%	(0.10)%	17.95%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$324,873	$303,296	$161,487	$68,085	$19,466
Ratio of expenses to average net assets	2.04%[c][d]	2.06%	2.08%	2.05%	2.02%
Ratio of net investment income (loss) to average net assets	(0.76)%[c]	(0.98)%	(1.05)%	(0.87)%	(0.27)%
Portfolio turnover rate	56%	38%	38%	68%	72%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.
[c] Ratios are based on average daily net assets of $317,277,441.
[d] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 2.05%.

	Class R		
	Year ended December 31,		June 3, 2002 (Date sales commenced) to December 31,
	2004	2003	2002
Net asset value, beginning of period	$ 26.89	$ 21.18	$24.54
Income from investment operations:			
Net investment income (loss)	(0.07)[a]	(0.12)[a]	(0.07)[a]
Net gains (losses) on securities (both realized and unrealized)	3.70	5.83	(3.26)
Total from investment operations	3.63	5.71	(3.33)
Less distributions from net realized gains	(1.98)	—	(0.03)
Net asset value, end of period	$ 28.54	$ 26.89	$21.18
Total return[b]	13.57%	26.96%	(13.59)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$61,303	$27,281	$2,786
Ratio of expenses to average net assets	1.54%[c][d]	1.56%	1.58%[e]
Ratio of net investment income (loss) to average net assets	(0.26)%[c]	(0.48)%	(0.55)%[e]
Portfolio turnover rate[f]	56%	38%	38%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions and is not annualized for periods less than one year.
[c] Ratios are based on average daily net assets of $47,364,232.
[d] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 1.55%.
[e] Annualized.
[f] Not annualized for periods less than one year.

NOTE 13—Financial Highlights (continued)

	Institutional Class		
	Year ended December 31,		March 15, 2002 (Date sales commenced) to December 31,
	2004	2003	2002
Net asset value, beginning of period	$ 27.23	$ 21.27	$25.03
Income from investment operations:			
Net investment income	0.14[a]	0.08[a]	0.04[a]
Net gains (losses) on securities (both realized and unrealized)	3.76	5.88	(3.77)
Total from investment operations	3.90	5.96	(3.73)
Less distributions from net realized gains	(1.98)	—	(0.03)
Net asset value, end of period	$ 29.15	$ 27.23	$21.27
Total return[b]	14.40%	28.02%	(14.92)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$51,579	$26,056	$4,817
Ratio of expenses to average net assets	0.80%[c][d]	0.76%	0.82%[e]
Ratio of net investment income to average net assets	0.48%[c]	0.32%	0.21%[e]
Portfolio turnover rate[f]	56%	38%	38%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions and is not annualized for periods less than one year.
[c] Ratios are based on average daily net assets of $37,490,011.
[d] After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 0.81%.
[e] Annualized.
[f] Not annualized for periods less than one year.

NOTE 14—Legal Proceedings

Terms used in the Legal Proceedings Note are defined terms solely for the purpose of this note.

Settled Enforcement Actions and Investigations Related to Market Timing

On October 8, 2004, INVESCO Funds Group, Inc. ("IFG") (the former investment advisor to certain AIM Funds) and A I M Advisors, Inc. ("AIM") (the Fund's investment advisor) reached final settlements with certain regulators, including without limitation the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG") and the Colorado Attorney General ("COAG"), to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG. These regulators alleged, in substance, that IFG and AIM failed to disclose in the prospectuses for the AIM Funds that they advised and to the independent directors/trustees of such Funds that they had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the regulators alleged that IFG and AIM breached various Federal and state securities, business and consumer protection laws. On the same date, A I M Distributors, Inc. ("ADI") (the distributor of the retail AIM Funds) reached a final settlement with the SEC to resolve an investigation relating to market timing activity and related issues in the AIM Funds. The SEC also alleged that ADI violated various Federal securities laws. The SEC also has settled related market timing enforcement actions brought against certain former officers and employees of IFG.

Under the terms of the settlements, IFG agreed to pay a total of $325 million, of which $110 million is civil penalties. Of this $325 million total payment, half has been paid and the remaining half will be paid on or before December 31, 2005. AIM and ADI agreed to pay a total of $50 million, of which $30 million is civil penalties, all of which has been paid. The entire $325 million IFG settlement payment will be made available for distribution to the shareholders of those AIM Funds that IFG formerly advised that were harmed by market timing activity, and the entire $50 million settlement payment by AIM and ADI will be made available for distribution to the shareholders of those AIM Funds advised by AIM that were harmed by market timing activity, all as to be determined by an independent distribution consultant. The settlement payments will be distributed in accordance with a methodology to be determined by the independent distribution consultant, in consultation with AIM and the independent trustees of the AIM Funds and acceptable to the staff of the SEC. Under the settlements with the NYAG and COAG, AIM has agreed to reduce management fees on certain equity and balanced AIM Funds by $15 million per year for the next five years, based upon effective fee rates and assets under management as of July 1, 2004, and not to increase certain management fees.

Under the terms of the settlements, AIM will make certain governance and compliance reforms, including maintaining an internal controls committee and retaining an independent compliance consultant and a corporate ombudsman. Also, commencing in 2007 and at least once every other year

AIM PREMIER EQUITY FUND
(formerly AIM Value Fund)



AIM Premier Equity Fund

Annual Report to Shareholders · December 31, 2004



Your goals. Our solutions.®

AIM INVESTMENTS

Statement of Assets and Liabilities

December 31, 2004

Assets:

Investments, at market value (cost $5,683,380,702)*	$ 6,629,977,914
Investments in affiliated money market funds (cost $265,415,002)	265,415,002
Total investments (cost $5,948,795,704)	6,895,392,916
Foreign currencies, at market value (cost $314)	327
Receivables for:	
Investments sold	30,095,164
Fund shares sold	876,506
Dividends	11,615,984
Investment for trustee deferred compensation and retirement plans	570,984
Other assets	66,109
Total assets	6,938,617,990

Liabilities:

Payables for:	
Investments purchased	10,619,597
Fund shares reacquired	37,448,126
Trustee deferred compensation and retirement plans	1,267,901
Collateral upon return of securities loaned	27,306,920
Accrued distribution fees	2,923,342
Accrued transfer agent fees	2,446,786
Accrued operating expenses	453,458
Total liabilities	82,466,130
Net assets applicable to shares outstanding	$ 6,856,151,860

Net assets consist of:

Shares of beneficial interest	$10,092,375,074
Undistributed net investment income	(788,589)
Undistributed net realized gain (loss) from investment securities, foreign currencies and futures contracts	(4,182,032,090)
Unrealized appreciation of investment securities and foreign currencies	946,597,465
	$ 6,856,151,860

Net Assets:

Class A	$	4,225,191,623
Class B	$	2,315,118,550
Class C	$	312,034,903
Class R	$	831,863
Institutional Class	$	2,974,921

Shares outstanding, $0.01 par value per share, unlimited number of shares authorized:

Class A		427,648,250
Class B		252,665,016
Class C		34,026,511
Class R		84,630
Institutional Class		298,926
Class A:		
Net asset value per share	$	9.88
Offering price per share (Net asset value of $9.88 ÷ 94.50%)	$	10.46
Class B:		
Net asset value and offering price per share	$	9.16
Class C:		
Net asset value and offering price per share	$	9.17
Class R:		
Net asset value and offering price per share	$	9.83
Institutional Class:		
Net asset value and offering price per share	$	9.95

* At December 31, 2004, securities with an aggregate market value of $26,012,960 were on loan to brokers.

See accompanying notes which are an integral part of the financial statements.

Statement of Operations

For the year ended December 31, 2004

Investment income:	
Dividends (net of foreign withholding tax of $994,634)	$ 125,438,615
Dividends from affiliated money market funds (including securities lending income of $403,714*)	3,358,823
Interest	98,725
Total investment income	128,896,163
Expenses:	
Advisory fees	49,234,296
Administrative services fees	725,065
Custodian fees	600,725
Distribution fees:	
Class A	11,551,335
Class B	28,505,751
Class C	3,624,154
Class R	3,593
Transfer agent fees—Class A,B,C,R & Institutional	26,056,032
Trustees' fees and retirement benefits	225,306
Other	3,640,523
Total expenses	124,166,780
Less: Fees waived, expenses reimbursed and expense offset arrangements	(1,766,556)
Net expenses	122,400,224
Net investment income	6,495,939
Realized and unrealized gain (loss) from investment securities, foreign currencies and futures contracts:	
Net realized gain (loss) from:	
Investment securities	528,077,046
Foreign currencies	(259,491)
Futures contracts	15,858,268
	543,675,823
Change in net unrealized appreciation (depreciation) of:	
Investment securities	(222,461,581)
Foreign currencies	(17,361)
Futures contracts	(11,022,800)
	(233,501,742)
Net gain from investment securities, foreign currencies and futures contracts	310,174,081
Net increase in net assets resulting from operations	$ 316,670,020

* Dividends from affiliated money market funds are net of income rebate paid to securities lending counterparties.

See accompanying notes which are an integral part of the financial statements.

are closed, the Fund recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Fund's basis in the contract. If the Fund were unable to liquidate a futures contract and/or enter into an offsetting closing transaction, the Fund would continue to be subject to market risk with respect to the value of the contracts and continue to be required to maintain the margin deposits on the futures contracts.

NOTE 2—Advisory Fees and Other Fees Paid to Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 0.80% of the first $150 million of the Fund's average daily net assets, plus 0.625% of the Fund's average daily net assets in excess of $150 million. Effective January 1, 2005 through December 31, 2009, AIM has contractually agreed to waive advisory fees to the extent necessary so that the advisory fees payable by the Fund (based on the Fund's average daily net assets) do not exceed the annual rate of 0.75% of the first $150 million, plus 0.615% of the next $4.85 billion, plus 0.57% of the next $2.5 billion, plus 0.545% of the next $2.5 billion, plus 0.52% of the Fund's average daily net assets in excess of $10 billion. Further, AIM has voluntarily agreed to waive advisory fees of the Fund in the amount of 25% of the advisory fee AIM receives from the affiliated money market funds on investments by the Fund in such affiliated money market funds (excluding investments made in affiliated money market funds with cash collateral from securities loaned by the Fund). Voluntary fee waivers or reimbursements may be modified or discontinued at any time upon consultation with the Board of Trustees without further notice to investors. For the year ended December 31, 2004, AIM waived fees of $770,935.

For the year ended December 31, 2004, at the request of the Trustees of the Trust, AMVESCAP PLC ("AMVESCAP") agreed to reimburse $885,101 of expenses incurred by the Fund in connection with matters related to recently settled regulatory actions and investigations concerning market timing activity in the AIM Funds, including legal, audit, shareholder servicing, communication and trustee expenses. These expenses along with the related expense reimbursement, are included in the Statement of Operations.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. For the year ended December 31, 2004, AIM was paid $725,065 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay AIM Investment Services, Inc. ("AISI") a fee for providing transfer agency and shareholder services to the Fund and reimburse AISI for certain expenses incurred by AISI in the course of providing such services. For the Institutional Class, the transfer agent has contractually agreed to reimburse class specific transfer agent fees and expenses to the extent necessary to limit transfer agent fees to 0.10% of the average net assets. AISI did not reimburse fees during the period under this expense limitation. For the year ended December 31, 2004, the Fund paid AISI $26,056,032 for Class A, Class B, Class C, Class R and Institutional Class shares. AISI may make payments to intermediaries that provide omnibus account services, sub-accounting services and/or networking services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C, Class R and Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A, Class B, Class C and Class R shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.25% of the Fund's average daily net assets of Class A shares, 1.00% of the average daily net assets of Class B and Class C shares and 0.50% of the average daily net assets of Class R shares. Of these amounts, up to 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares may be paid to furnish continuing personal shareholder services to customers who purchase and own shares of such classes. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. Pursuant to the Plans, for the year ended December 31, 2004, the Class A, Class B, Class C and Class R shares paid $11,551,335, $28,505,751, $3,624,154 and $3,593, respectively.

Front-end sales commissions and contingent deferred sales charges ("CDSC") (collectively the "sales charges") are not recorded as expenses of the Fund. Front-end sales commissions are deducted from proceeds from the sales of Fund shares prior to investment in Class A shares of the Fund. CDSC are deducted from redemption proceeds prior to remittance to the shareholder. During year ended December 31, 2004, AIM Distributors advised the Fund that it retained $388,971 in front-end sales commissions from the sale of Class A shares and $6,192, $241,988, $19,556 and $0 from Class A, Class B, Class C and Class R shares, respectively, for CDSC imposed upon redemptions by shareholders.

Certain officers and trustees of the Trust are officers and directors of AIM, AISI and/or AIM Distributors.

NOTE 13—Financial Highlights

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

	Class A				
	Year ended December 31,				
	2004	2003	2002	2001	2000[a]
Net asset value, beginning of period	$ 9.38	$ 7.51	$ 10.87	$ 12.51	$ 16.28
Income from investment operations:					
Net investment income (loss)	0.04[b][c]	0.01[b]	(0.01)[b]	(0.00)	(0.04)[b]
Net gains (losses) on securities (both realized and unrealized)	0.47	1.86	(3.35)	(1.63)	(2.42)
Total from investment operations	0.51	1.87	(3.36)	(1.63)	(2.46)
Less distributions:					
Dividends from net investment income	(0.01)	—	—	—	—
Distributions from net realized gains	—	—	—	(0.01)	(1.31)
Total distributions	(0.01)	—	—	(0.01)	(1.31)
Net asset value, end of period	$ 9.88	$ 9.38	$ 7.51	$ 10.87	$ 12.51
Total return[d]	5.48%	24.90%	(30.91)%	(12.99)%	(14.95)%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$4,225,192	$5,116,444	$4,642,361	$8,502,699	$11,223,504
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	1.26%[e]	1.26%	1.17%	1.08%	1.00%
Without fee waivers and/or expense reimbursements	1.28%[e]	1.27%	1.19%	1.12%	1.04%
Ratio of net investment income (loss) to average net assets	0.39%[c][e]	0.07%	(0.08)%	(0.03)%	(0.11)%
Portfolio turnover rate	86%	37%	36%	38%	67%

[a] Per share information and shares have been restated to reflect a 3 for 1 stock split, effected in the form of a 200% stock dividend on November 10, 2000.

[b] Calculated using average shares outstanding.

[c] Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets include a special cash dividend received of $3.00 per share owned of Microsoft Corp. on December 2, 2004. Net investment income (loss) per share and the ratio of net investment (loss) to average net assets excluding the special dividend are $0.03 and 0.24% respectively.

[d] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based on those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.

[e] Ratios are based on average daily net assets of 4,620,534,125.

NOTE 13—Financial Highlights (continued)

	Class B				
	Year ended December 31,				
	2004	2003	2002	2001	2000[a]
Net asset value, beginning of period	$ 8.75	$ 7.07	$ 10.30	$ 11.94	$ 15.73
Income from investment operations:					
Net investment income (loss)	(0.03)[b][c]	(0.05)[b]	(0.07)[b]	(0.09)	(0.31)[b]
Net gains (losses) on securities (both realized and unrealized)	0.44	1.73	(3.16)	(1.54)	(2.17)
Total from investment operations	0.41	1.68	(3.23)	(1.63)	(2.48)
Less distributions from net realized gains	—	—	—	(0.01)	(1.31)
Net asset value, end of period	$ 9.16	$ 8.75	$ 7.07	$ 10.30	$ 11.94
Total return[d]	4.69%	23.76%	(31.36)%	(13.61)%	(15.65)%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$2,315,119	$3,616,395	$4,274,489	$9,186,980	$12,491,366
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	2.01%[e]	2.01%	1.92%	1.84%	1.77%
Without fee waivers and/or expense reimbursements	2.03%[e]	2.02%	1.94%	1.88%	1.81%
Ratio of net investment income (loss) to average net assets	(0.36)%[c][e]	(0.68)%	(0.84)%	(0.79)%	(0.89)%
Portfolio turnover rate	86%	37%	36%	38%	67%

[a] Per share information and shares have been restated to reflect a 3 for 1 stock split, effected in the form of a 200% stock dividend on November 10, 2000.
[b] Calculated using average shares outstanding.
[c] Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets include a special cash dividend received of $3.00 per share owned of Microsoft Corp. on December 2, 2004. Net investment income (loss) per share and the ratio of net investment (loss) to average net assets excluding the special dividend are $(0.04) and (0.51)% respectively.
[d] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based on those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.
[e] Ratios are based on average daily net assets of $2,850,575,141.

	Class C				
	Year ended December 31,				
	2004	2003	2002	2001	2000[a]
Net asset value, beginning of period	$ 8.76	$ 7.07	$ 10.31	$ 11.95	$ 15.74
Income from investment operations:					
Net investment income (loss)	(0.03)[b][c]	(0.05)[b]	(0.07)[b]	(0.09)	(0.31)[b]
Net gains (losses) on securities (both realized and unrealized)	0.44	1.74	(3.17)	(1.54)	(2.17)
Total from investment operations	0.41	1.69	(3.24)	(1.63)	(2.48)
Less distributions from net realized gains	—	—	—	(0.01)	(1.31)
Net asset value, end of period	$ 9.17	$ 8.76	$ 7.07	$ 10.31	$ 11.95
Total return[d]	4.68%	23.90%	(31.43)%	(13.60)%	(15.62)%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$312,035	$433,332	$444,901	$943,211	$1,262,192
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	2.01%[e]	2.01%	1.92%	1.84%	1.77%
Without fee waivers and/or expense reimbursements	2.03%[e]	2.02%	1.94%	1.88%	1.81%
Ratio of net investment income (loss) to average net assets	(0.36)%[c][e]	(0.68)%	(0.84)%	(0.79)%	(0.88)%
Portfolio turnover rate	86%	37%	36%	38%	67%

[a] Per share information and shares have been restated to reflect a 3 for 1 stock split, effected in the form of a 200% stock dividend on November 10, 2000.
[b] Calculated using average shares outstanding.
[c] Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets include a special cash dividend received of $3.00 per share owned of Microsoft Corp. on December 2, 2004. Net investment income (loss) per share and the ratio of net investment (loss) to average net assets excluding the special dividend are $(0.04) and (0.51)% respectively.
[d] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based on those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.
[e] Ratios are based on average daily net assets of $362,415,401.

NOTE 13—Financial Highlights (continued)

	Class R		
	Year ended December 31,		June 3, 2002 (Date sales commenced) to December 31,
	2004	2003	2002
Net asset value, beginning of period	$9.34	$ 7.50	$ 9.16
Income from investment operations:			
Net investment income (loss)	0.01[(a)(b)]	(0.01)[(a)]	(0.02)[(a)]
Net gains (losses) on securities (both realized and unrealized)	0.48	1.85	(1.64)
Total from investment operations	0.49	1.84	(1.66)
Net asset value, end of period	$9.83	$ 9.34	$ 7.50
Total return[(c)]	5.25%	24.53%	(18.12)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$832	$ 651	$ 207
Ratio of expenses to average net assets:			
With fee waivers and/or expense reimbursements	1.51%[(d)]	1.51%	1.48%[(e)]
Without fee waivers and/or expense reimbursements	1.53%[(d)]	1.52%	1.50%[(e)]
Ratio of net investment income (loss) to average net assets	0.14%[(b)(d)]	(0.18)%	(0.40)%[(e)]
Portfolio turnover rate[(f)]	86%	37%	36%

(a) Calculated using average shares outstanding.

(b) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets include a special cash dividend received of $3.00 per share owned of Microsoft Corp. on December 2, 2004. Net investment income (loss) per share and the ratio of net investment (loss) to average net assets excluding the special dividend are $(0.00) and (0.01)% respectively.

(c) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based on those net asset values may differ from the net asset value and returns for shareholder transactions. Not annualized for periods less than one year.

(d) Ratios are based on average daily net assets of $718,550.

(e) Annualized.

(f) Not annualized for periods less than one year.

NOTE 13—Financial Highlights (continued)

	Institutional Class		
	Year ended December 31,		March 15, 2002 (Date sales commenced) to December 31,
	2004	2003	2002
Net asset value, beginning of period	$ 9.47	$ 7.55	$10.66
Income from investment operations:			
Net investment income	0.10[a][b]	0.05[a]	0.03[a]
Net gains (losses) on securities (both realized and unrealized)	0.47	1.87	(3.14)
Total from investment operations	0.57	1.92	(3.11)
Less distributions from net realized gains	(0.09)	—	—
Net asset value, end of period	$ 9.95	$ 9.47	$ 7.55
Total return[c]	6.06%	25.43%	(29.17)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$2,975	$2,127	$2,255
Ratio of expenses to average net assets:			
With fee waivers and/or expense reimbursements	0.58%[d]	0.71%	0.66%[e]
Without fee waivers and/or expense reimbursements	0.60%[d]	0.72%	0.68%[e]
Ratio of net investment income to average net assets	1.07%[b][d]	0.62%	0.42%[e]
Portfolio turnover rate[f]	86%	37%	36%

[a] Calculated using average shares outstanding

[b] Net investment income per share and the ratio of net investment income to average net assets include a special cash dividend received of $3.00 per share owned of Microsoft Corp. on December 2, 2004. Net investment income per share and the ratio of net investment to average net assets excluding the special dividend are $0.09 and 0.92% respectively.

[c] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based on those net asset values may differ from the net asset value and returns for shareholder transactions. Not annualized for periods less than one year.

[d] Ratios are based on average daily net assets of $1,244,088.

[e] Annualized.

[f] Not annualized for periods less than one year.

NOTE 14—Legal Proceedings

Terms used in the Legal Proceedings Note are defined terms solely for the purpose of this note.

Settled Enforcement Actions and Investigations Related to Market Timing

On October 8, 2004, INVESCO Funds Group, Inc. ("IFG") (the former investment advisor to certain AIM Funds) and A I M Advisors, Inc. ("AIM") (the Fund's investment advisor) reached final settlements with certain regulators, including without limitation the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG") and the Colorado Attorney General ("COAG"), to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG. These regulators alleged, in substance, that IFG and AIM failed to disclose in the prospectuses for the AIM Funds that they advised and to the independent directors/trustees of such Funds that they had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the regulators alleged that IFG and AIM breached various Federal and state securities, business and consumer protection laws. On the same date, A I M Distributors, Inc. ("ADI") (the distributor of the retail AIM Funds) reached a final settlement with the SEC to resolve an investigation relating to market timing activity and related issues in the AIM Funds. The SEC also alleged that ADI violated various Federal securities laws. The SEC also has settled related market timing enforcement actions brought against certain former officers and employees of IFG.

Under the terms of the settlements, IFG agreed to pay a total of $325 million, of which $110 million is civil penalties. Of this $325 million total payment, half has been paid and the remaining half will be paid on or before December 31, 2005. AIM and ADI agreed to pay a total of $50 million, of which $30 million is civil penalties, all of which has been paid. The entire $325 million IFG settlement payment will be made available for distribution to the shareholders of those AIM Funds that IFG formerly advised that were harmed by market timing activity, and the entire $50 million settlement payment by AIM and ADI will be made available for distribution to the shareholders of those AIM Funds advised by AIM that were harmed by market timing activity, all as to be determined by an independent distribution consultant. The settlement payments will be distributed in accordance with a methodology to be determined by the independent distribution consultant, in consultation with AIM and the independent trustees of the AIM Funds and acceptable to the staff of the SEC. Under the settlements with the NYAG and COAG, AIM has agreed to reduce management fees on certain equity and balanced AIM

AIM



AIM Value Fund

Annual Report
December 31, 1995

STATEMENT OF OPERATIONS

For the year ended December 31, 1995

Investment income:	
Dividends (net of $504,254 foreign withholding tax)	$ 41,169,729
Interest	33,567,137
Total investment income	74,736,866
Expenses:	
Advisory fees	25,332,486
Custodian fees	412,698
Distribution fees — Class A	5,911,494
Distribution fees — Class B	16,466,004
Administrative service fees	137,307
Trustees' fees	30,524
Transfer agent fees — Class A	4,038,205
Transfer agent fees — Class B	4,161,427
Other	2,456,489
Total expenses	58,946,634
Less fees waived by advisor	(502,799)
Net expenses	58,443,835
Net investment income	16,293,031
Realized and unrealized gain (loss) from investment securities, foreign currencies, futures and options transactions:	
Net realized gain (loss) from:	
Investment securities	349,881,906
Foreign currencies	162,118
Futures contracts	61,002,538
Options contracts	1,111,099
	412,157,661
Unrealized appreciation (depreciation) of:	
Investment securities	554,511,731
Foreign currencies	84,524
Futures contracts	7,417,297
Options contracts	(143,308)
	561,870,244
Net gain from investment securities, foreign currencies, futures and options transactions	974,027,905
Net increase in net assets resulting from operations	$990,320,936

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS

For the years ended December 31, 1995 and 1994

	1995	1994
Operations:		
Net investment income	$ 16,293,03[illegible]	$ 9,941,431
Net realized gain (loss) from investment securities, foreign currencies, futures and options transactions	[illegible]57,661	(14,172,848)
Unrealized appreciation of investment securities, foreign currencies, futures and options contracts	561,870,244	36,857,970
Net increase in net assets resulting from operations	990,320,936	32,626,553
Distributions to shareholders from net investment income:		
Class A	(10,460,381)	(9,726,386)
Class B	—	—
Distributions to shareholders from net realized gains on investment securities:		
Class A	(183,638,497)	(12,282,372)
Class B	(154,081,759)	(6,028,782)
Share transactions—net:		
Class A	1,629,870,392	585,993,203
Class B	1,958,628,734	619,742,029
Net increase in net assets	4,230,639,425	1,210,324,245
Net assets:		
Beginning of period	2,038,843,821	828,519,576
End of period	$6,269,483,246	$2,038,843,821
Net assets consist of:		
Shares of beneficial interest	$5,534,813,265	$1,946,314,139
Undistributed net investment income	6,075,815	243,165
Undistributed net realized gain (loss) from investment securities, foreign currencies, futures and options transactions	53,872,233	(20,565,172)
Unrealized appreciation of investment securities, foreign currencies, and futures and options contracts	674,[illegible]	112,851,689
	[illegible]46	$2,038,843,821

See Notes to Financial Statements.

Note 2 – Advisory Fees and Other Transactions with Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the master investment advisory agreement, the Fund pays an advisory fee to AIM at an annual rate of 0.80% of the first $150 million of the Fund's average daily net assets, plus 0.625% of the Fund's average daily net assets in excess of $150 million. AIM is currently voluntarily waiving a portion of its advisory fees payable by the Fund to AIM to the extent necessary to reduce the fees paid by the Fund at net asset levels higher than those currently incorporated in the present advisory fee schedule. AIM will receive a fee calculated at 0.80% of the first $150 million of the Fund's average daily net assets, plus 0.625% of the Fund's average daily net assets in excess of $150 million to and including $2 billion, plus 0.60% of the Fund's average daily net assets in excess of $2 billion. The waiver of fees is entirely voluntary and the Board of Trustees would be advised of any decision by AIM to discontinue the waiver. During the year ended December 31, 1995, AIM voluntarily waived advisory fees in the amount of $502,799. The master investment advisory agreement requires AIM to reduce its fees or, if necessary, make payments to the Fund to the extent required to satisfy any expense limitations imposed by the securities laws or regulations thereunder of any state in which the Fund's shares are qualified for sale.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to reimburse AIM for certain administrative costs incurred in providing accounting services to the Fund. During the year ended December 31, 1995, AIM was reimbursed $137,307 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay A I M Fund Services, Inc. ("AFS") a fee for providing transfer agency services to the Fund. During the year ended December 31, 1995, AFS was paid $4,741,201 for such services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A shares and Class B shares of the Fund. The Trust has adopted Plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares (the "Class A Plan") and with respect to the Fund's Class B shares (the "Class B Plan") (collectively, the "Plans"). The Fund, pursuant to the Class A Plan, pays AIM Distributors compensation at an annual rate of 0.25% of the average daily net assets attributable to the Class A shares. The Class A Plan is designed to compensate AIM Distributors for certain promotional and other sales related costs and provides periodic payments to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own Class A shares of the Fund. The Fund, pursuant to the Class B Plan, pays AIM Distributors compensation at an annual rate of 1.00% of the average daily net assets attributable to the Class B shares. Of this amount, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class B shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own Class B shares of the Fund. Any amounts not paid as a service fee under such Plans would constitute an asset-based sales charge. The Plans also impose a cap on the total sales charges, including asset-based sales charges, that may be paid by the respective classes. AIM Distributors may, from time to time, assign, transfer or pledge to one or more assignees, its rights to all or a portion of (a) compensation received by AIM Distributors from the Fund pursuant to the Class B Plan (but not AIM Distributors' duties and obligations pursuant to the Class B Plan) and (b) any contingent deferred sales charges payable to AIM Distributors related to the Class B shares. During the year ended December 31, 1995, the Class A shares and the Class B shares paid AIM Distributors $5,911,494 and $16,466,004, respectively, as compensation pursuant to the Plans.

AIM Distributors received commissions of $7,659,031 from sales of the Class A shares of the Fund during the year ended December 31, 1995. Such commissions are not an expense of the Fund. They are deducted from, and are not included in, the proceeds from sales of Class A shares. During the year ended December 31, 1995, AIM Distributors received $2,052,439 in contingent deferred sales charges imposed on redemptions of Fund shares. Certain officers and trustees of the Trust are officers and directors of AIM, AIM Distributors and AFS.

During the year ended December 31, 1995, the Fund paid legal fees of $14,950 for services rendered by Kramer, Levin, Naftalis, Nessen, Kamin & Frankel as counsel to the Board of Trustees. A member of that firm is a trustee of the Trust.

Note 3 – Trustees' Fees

Trustees' fees represent remuneration paid or accrued to each trustee who is not an "interested person" of AIM. The Trust may invest trustees' fees, if so elected by a trustee, in mutual fund shares in accordance with a deferred compensation plan.

Open call option contracts written at December 31, 1995 were as follows:

Issue	Contract Month	Strike Price	Number of Contracts	Premium Received	December 31, 1995 Market Value	Unrealized Appreciation (Depreciation)
Boeing Co.	Feb	70	2,000	$ 968,968	$ (1,800,000)	$ (831,032)
Computer Associates International, Inc.	Jan	65	2,000	762,724	(75,000)	687,724
			4,000	$1,731,692	$ (1,875,000)	$ (143,308)

Note 9 – Financial Highlights

Shown below are the condensed financial highlights for a Class A share outstanding during each of the years in the ten-year period ended December 31, 1995 and for a Class B share outstanding during each of the years in the two-year period ended December 31, 1995 and the period October 18, 1993 (date sales commenced) through December 31, 1993.

	1995	1994	1993	1992[a]	[illegible]	1990	1989	1988	1987	1986
Class A:										
Net asset value, beginning of period	$ 21.14	$ 20.82	$ [illegible]	$ [illegible]	$ 13.75	$ 14.53	$ 12.79	$ 11.47	$ 12.26	$ 12.90
Income from investment operations:										
Net investment income	0.14	0.16	0.04	0.12	0.13	0.26	0.40	0.26	0.25	0.36
Net gains on securities (both realized and unrealized)	7.21	0.52	3.34	2.68	5.73	0.01	3.58	2.07	0.53	0.75
Total from investment operations	7.35	0.68	3.38	2.80	5.86	0.27	3.98	2.33	0.78	1.11
Less distributions:										
Dividends from net investment income	(0.09)	(0.16)	(0.03)	(0.12)	(0.14)	(0.26)	(0.43)	(0.26)	(0.39)	(0.43)
Distributions from net realized capital gains	(1.59)	(0.20)	(0.77)	(1.99)	(1.92)	(0.79)	(1.81)	(0.75)	(1.18)	(1.32)
Total distributions	(1.68)	(0.36)	(0.80)	(2.11)	(2.06)	(1.05)	(2.24)	(1.01)	(1.57)	(1.75)
Net asset value, end of period	$ 26.81	$ 21.14	$ 20.82	$ 18.24	$ 17.55	$ 13.75	$ 14.53	$ 12.79	$ 11.47	$ 12.26
Total return[b]	34.85%	3.28%	18.71%	16.39%	43.45%	1.88%	31.54%	20.61%	5.96%	8.80%
Ratios/supplemental data:										
Net assets, end of period (000s omitted)	$3,408,952	$1,558,725	$765,305	$239,663	$152,149	$86,565	$76,444	$60,076	$55,527	$46,642
Ratio of expenses to average net assets	1.12%[c][d]	0.98%	1.09%	1.16%	1.22%	1.21%[d]	1.00%[d]	1.00%[d]	1.00%	1.00%[d]
Ratio of net investment income to average net assets	0.74%[c][e]	0.92%	0.30%	0.75%	0.89%	1.87%[e]	2.65%[e]	1.98%[e]	1.91%	3.15%[e]
Portfolio turnover rate	151%	127%	177%	170%	155%	151%	152%	124%	219%	134%

(a) The Fund changed investment advisors on June 30, 1992.
(b) Total returns do not deduct sales charges.
(c) Ratios are based on average net assets of $2,364,597,465.
(d) Ratios of expenses to average net assets prior to reduction of advisory fees were 1.13%, 1.23%, 1.09%, 1.08% and 1.05% for 1995, 1990-88 and 1986, respectively.
(e) Ratios of net investment income to average net assets prior to reduction of advisory fees were 0.73%, 1.85%, 2.56%, 1.90% and 3.14% for 1995, 1990-88 and 1986, respectively.

	1995	1994	1993
Class B:			
Net asset value, beginning of period	$ [illegible]	$ 20.82	$ 21.80
Income from investment operations:			
Net investment income (loss)	(0.01)	—	0.02
Net gains (losses) on securities (both realized and unrealized)	7.12	0.51	(0.21)
Total from investment operations	7.11	0.51	(0.19)
Less distributions:			
Dividends from net investment income	—	—	(0.02)
Distributions from net realized capital gains	(1.59)	(0.20)	(0.77)
Total distributions	(1.59)	(0.20)	(0.79)
Net asset value, end of period	$ 26.65	$ 21.13	$ 20.82
Total return[a]	35.73%	2.46%	(0.79)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$2,860,551	$680,119	$63,215
Ratio of expenses to average net assets	1.94%[b]	1.90%	1.85%[c]
Ratio of net investment income (loss) to average net assets	(0.08)%[b]	0.00%	(0.46)%[c]
Portfolio turnover rate	151%	127%	177%

(a) Total returns do not deduct contingent deferred sales charges and for periods less than one year are not annualized.
(b) The ratios of expenses and net investment income to average net assets prior to reduction of advisory fees were 1.96% and (0.09)% for 1995, respectively. Ratios are based on average net assets of $1,646,600,430.
(c) Annualized.

AIM WEINGARTEN FUND


AIM

AIM WEINGARTEN FUND

AIM

ANNUAL REPORT

OCTOBER 31, 1996

STATEMENT OF ASSETS AND LIABILITIES

October 31, 1996

Assets:	
Investments, at market value (cost $4,364,479,746)	$5,398,707,479
Foreign currencies, at market value (cost $253,890)	253,726
Receivables for:	
Investments sold	11,950,581
Options written	1,337,955
Capital stock sold	5,563,124
Dividends and interest	3,124,499
Investment for deferred compensation plan	59,575
Other assets	110,155
Total assets	5,421,107,094
Liabilities:	
Payables for:	
Investments purchased	76,633,560
Options written	25,795,994
Capital stock reacquired	7,180,052
Deferred compensation	59,575
Accrued advisory fees	2,735,952
Accrued administrative service fees	12,099
Accrued distribution fees	1,499,021
Accrued transfer agent fees	878,973
Accrued operating expenses	876,781
Total liabilities	115,672,007
Net assets applicable to shares outstanding	$5,305,435,087
Net assets:	
Class A	$4,977,492,845
Class B	$ 267,459,433
Institutional Class	$ 60,482,809
Capital stock, $.001 par value per share:	
Class A:	
Authorized	750,000,000
Outstanding	246,580,037
Class B:	
Authorized	750,000,000
Outstanding	13,389,126
Institutional Class:	
Authorized	200,000,000
Outstanding	2,955,876
Class A:	
Net asset value and redemption price per share	$ 20.19
Offering price per share: (Net asset value of $20.19 ÷ 94.50%)	$ 21.37
Class B:	
Net asset value and offering price per share	$ 19.98
Institutional Class:	
Net asset value, offering and redemption price per share	$ 20.46

STATEMENT OF OPERATIONS

For the year ended October 31, 1996

Investment income:	
Dividends (net of $1,308,115 foreign withholding tax)	$ 55,329,053
Interest	15,225,042
Total investment income	70,554,095
Expenses:	
Advisory fees	31,419,183
Administrative service fees	132,643
Custodian fees	402,058
Directors' fees	31,363
Distribution fees–Class A	14,212,254
Distribution fees–Class B	1,514,633
Transfer agent fees–Class A	8,434,506
Transfer agent fees–Class B	452,997
Transfer agent fees–Institutional Class	4,292
Other	1,337,876
Total expenses	57,941,805
Less: Fees waived by advisor	(1,458,804)
Expenses paid indirectly	(76,493)
Net expenses	56,406,508
Net investment income	14,147,587
Realized and unrealized gain (loss) on investment securities, foreign currencies, futures and option contracts:	
Net realized gain (loss) on sales of:	
Investment securities	593,755,723
Foreign currencies	946,540
Futures contracts	(7,874,291)
Options contracts	3,720,144
	590,548,116
Net unrealized appreciation (depreciation) of:	
Investment securities	81,966,541
Foreign currencies	366,935
Options contracts	(3,194,922)
	79,138,554
Net gain on investment securities, foreign currencies, futures and option contracts	669,686,670
Net increase in net assets resulting from operations	$ 683,834,257

 See Notes to Financial Statements.

liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. The current market value of a written option is the mean between the last bid and asked prices on that day. If a written call option expires on the stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or a loss if the closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written option is exercised, the Fund realizes a gain or a loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received.

A call option gives the purchaser of such option the right to buy, and the writer (the Fund) the obligation to sell, the underlying security at the stated exercise price during the option period. The purchaser of a call option has the right to acquire the security which is the subject of the call option at any time during the option period. During the option period, in return for the premium paid by the purchaser of the option, the Fund has given up the opportunity for capital appreciation above the exercise price should the market price of the underlying security increase, but has retained the risk of loss should the price of the underlying security decline. During the option period, the Fund may be required at any time to deliver the underlying security against payment of the exercise price. This obligation is terminated upon the expiration of the option period or at such earlier time at which the Fund effects a closing purchase transaction by purchasing (at a price which may be higher than that received when the call option was written) a call option identical to the one originally written. The Fund will not write a covered call option if, immediately thereafter, the aggregate value of the securities underlying all such options, determined as of the dates such options were written, would exceed 25% of the net assets of the Fund.

F. Securities Transactions, Investment Income and Distributions—Securities transactions are accounted for on a trade date basis. Realized gains or losses on sales are computed on the specific identification of securities sold. Interest income is recorded as earned from settlement date and is recorded on the accrual basis. Dividend income and distributions to shareholders are recorded on the ex-dividend date. On October 31, 1996, $[illegible]913,944 was reclassified from undistributed net realized gains to undistributed net investment income as a result of differing book/tax treatment of foreign currency transactions. Net assets of the Fund were unaffected as a result of this reclassification.

G. Federal Income Taxes—The Fund intends to comply with the requirements of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements.

H. Expenses—Operating expenses directly attributable to a class of shares are charged to that class' operations. Expenses which are applicable to all classes, *eg.* advisory fees, are allocated among them.

I. Equalization—The Fund follows the accounting practice known as equalization by which a portion of the proceeds from sales and the costs of repurchases of Fund shares, equivalent on a per share basis to the amount of undistributed net investment income, is credited or charged to undistributed net income when the transaction is recorded so that undistributed net investment income per share is unaffected by sales or redemptions of Fund shares.

Note 2–Advisory Fees and Other Transactions with Affiliates

The Company has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). The terms of the master investment advisory agreement provide that the Fund shall pay an advisory fee to AIM at an annual rate of 1.0% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million to and including $350 million, plus 0.625% of the Fund's average daily net assets in excess of $350 million. AIM is currently voluntarily waiving a portion of its advisory fees payable by the Fund to AIM to the extent necessary to reduce the fees paid by the Fund at net asset levels higher than those currently incorporated in the present advisory fee schedule. AIM will receive a fee calculated at the annual rate of 1.0% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million to and including $350 million, plus 0.625% of the Fund's average daily net assets in excess of $350 million to and including $2 billion, plus 0.60% of the Fund's average daily net assets in excess of $2 billion to and including $3 billion, plus 0.575% of the Fund's average daily net assets in excess of $3 billion to and including $4 billion, plus 0.55% of the Fund's average daily net assets in excess of $4 billion. The waiver of fees is entirely voluntary but approval is required by the Board of Directors of the Company for any decision by AIM to discontinue the waiver. During the year ended October 31, 1996, AIM waived fees of $1,458,804. Under the terms of a master sub-advisory agreement between AIM and A I M Capital Management, Inc. ("AIM Capital"), AIM pays AIM Capital 50% of the amount paid by the Fund to AIM.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to reimburse AIM for certain administrative costs incurred in providing accounting services to the Fund. During the year ended October 31, 1996, AIM was reimbursed $132,643 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay A I M Fund Services, Inc. ("AFS") for certain costs incurred in providing transfer agency services to the Class A shares and Class B shares. During the year ended October 31, 1996, AFS was reimbursed $4,391,818 for such services.

During the year ended October 31, 1996, the Fund, pursuant to a transfer agency and service agreement, paid A I M Institutional Fund Services, Inc. ("AIFS") $4,292 for shareholder and transfer agency services with respect to the Institutional Class.

The Fund received reductions in transfer agency fees of $70,737 from dividends received on balances in cash management bank accounts. In addition, the Fund incurred expenses of $5,756 for pricing services which are paid through directed brokerage commissions. The effect of the above arrangements resulted in a reduction in the Fund's total expenses of $76,493 during the year ended October 31, 1996.

The Company has entered into a master distribution agreement with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A and Class B shares and a master distribution agreement with Fund Management Company ("FMC") to serve as the distributor for the Institutional Class. The Company has adopted Plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A shares (the "Class A Plan") and with respect to the Fund's Class B shares (the "Class B Plan") (collectively, the "Plans"). The Fund, pursuant to the Class A Plan, pays AIM Distributors compensation at the annual rate of 0.30% of the average daily net assets attributable to the Class A shares. The Class A Plan is designed to compensate AIM Distributors for certain promotional and other sales related costs, and to implement a program which provides periodic payments to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own Class A shares of the Fund. The Fund, pursuant to the Class B Plan, pays AIM Distributors compensation at an annual rate of 1.00% of the average daily net assets attributable to the Class B shares. Of this amount, the Fund may pay a service fee of 0.25% of the average daily net assets of the Class B shares to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own Class B shares of the Fund. Any amounts not paid as a service fee under such Plans would constitute an asset-based sales charge. The Plans also impose a cap on the total sales charges, including asset-based sales charges, that may be paid by the respective classes. AIM Distributors may, from time to time, assign, transfer or pledge to one or more designees, its rights to all or a designated portion of (a) compensation received by AIM Distributors from the Fund pursuant to the Class B Plan (but not AIM Distributors duties and obligations pursuant to the Class B Plan) and (b) any contingent deferred sales charges received by AIM Distributors related to the Class B shares. During the year ended October 31, 1996, the Class A shares and the Class B shares paid AIM Distributors $14,212,254 and $1,514,633, respectively, as compensation under the Plans.

AIM Distributors received commissions of $2,259,328 from sales of shares of the Class A shares of the Fund during the year ended October 31, 1996. Such commissions are not an expense of the Fund. They are deducted from, and are not included in, the proceeds from sales of Class A shares. During the year ended October 31, 1996, AIM Distributors received commissions of $34,185 in contingent deferred sales charges imposed on redemptions of Fund shares. Certain officers and directors of the Company are officers and directors of AIM, AIM Capital, AIM Distributors, AFS, AIFS and FMC.

During the year ended October 31, 1996, the Fund paid legal fees of $14,974 for services rendered by Kramer, Levin, Naftalis & Frankel as counsel to the Company's directors. A member of that firm is a director of the Company.

Note 3–Investment Securities

The aggregate amount of investment securities (other than short-term securities) purchased and sold during the year ended October 31, 1996 was $7,636,727,517 and $7,477,919,832, respectively.

The amount of unrealized appreciation (depreciation) of investment securities on a tax basis as of October 31, 1996 is as follows:

Aggregate unrealized appreciation of investment securities	$1,085,136,998
Aggregate unrealized (depreciation) of investment securities	(61,959,672)
Net unrealized appreciation of investment securities	$1,023,177,326

Cost of investments for tax purposes is $4,375,530,153.

Note 4–Directors' Fees

Directors' fees represent remuneration paid or accrued to each director who is not an "interested person" of AIM. The Company invests directors' fees, if so elected by a director, in mutual fund shares in accordance with a deferred compensation plan.

Note 5–Bank Borrowings

The Fund is a participant in a committed line of credit facility with a syndicate administered by The Chase Manhattan Bank. The Fund may borrow up to the lesser of (i) $325,000,000 or (ii) the limits set by its prospectus for borrowings. The Fund and other funds advised by AIM which are parties to the line of credit may borrow on a first come, first served basis. Interest on borrowings under the line of credit is payable on maturity or prepayment date. Prior to an amendment of the line of credit on July 19, 1996, the Fund was limited to borrowing $68,400,000. During the year ended October 31, 1996, the Fund did not borrow under the line of credit agreement. The funds which are party to the line of credit are charged a commitment fee of 0.08% on the unused balance of the committed line. The commitment fee is allocated among the funds based on their respective average net assets for the period.

Note 6–Option Contracts Written

Transactions in call options written during the year ended October 31, 1996 are summarized as follows:

	Option Contracts	
	Number of Contracts	Premiums Received
Beginning of year	-0-	—
Written	139,095	$ 55,345,942
Closed	(61,183)	(25,179,074)
Exercised	(16,555)	(4,365,829)
Expired	(12,549)	(3,199,967)
End of year	48,808	$ 22,601,072

Note 8–Financial Highlights

Shown below are the financial highlights for a Class A share outstanding during each of the years in the eight-year period ended October 31, 1996, the ten months ended October 31, 1988 and the year ended December 31, 1987 and for a Class B share outstanding during the year ended October 31, 1996 and the period June 26, 1995 (date sales commenced) through October 31, 1995.[a]

Class A:

	October 31,									December 31,
	1996	1995	1994	1993	1992	1991	1990	1989	1988[b]	1987
Net asset value, beginning of period	$ [illegible]	$ 17.82	$ 17.62	$ 16.68	$ 15.76	$ [illegible]	[illegible]	$ 9.23	$ 8.36	$ 8.82
Income from investment operations:										
Net investment income	0.06	—	0.07	0.10	[illegible]	0.11	0.09	0.10	0.07	0.07
Net gains (losses) on securities (both realized and unrealized)	2.51	4.36	0.57	0.93	0.98	4.80	(0.56)	3.10	0.80	0.83
Total from investment operations	2.57	4.36	0.64	1.03	1.08	4.91	(0.47)	3.20	0.87	0.90
Less distributions:										
Dividends from net investment income	—	(0.07)	(0.11)	(0.09)	(0.07)	(0.09)	(0.06)	(0.11)	—	(0.09)
Distributions from net realized capital gains	(2.71)	(1.78)	(0.33)	—	(0.09)	(0.21)	(0.64)	—	—	(1.27)
Total distributions	(2.71)	(1.85)	(0.44)	(0.09)	(0.16)	(0.30)	(0.70)	(0.11)	—	(1.36)
Net asset value, end of period	$ 20.19	$ 20.33	$ 17.82	$ 17.62	$ 16.68	$ 15.76	$ 11.15	$ 12.32	$ 9.23	$ 8.36
Total return[c]	14.81%	28.20%	3.76%	6.17%	6.85%	44.88%	(4.03)%	35.13%	10.41%	9.75%
Ratios/supplemental data:										
Net assets, end of period (000s omitted)	$4,977,493	$4,564,730	$3,965,858	$4,999,983	$5,198,835	$2,534,331	$632,522	$393,320	$297,284	$286,453
Ratio of expenses to average net assets[d]	1.12%[f,g]	1.17%	1.21%	1.13%	1.13%	1.18%	1.25%	1.19%	1.08%[h]	0.95%
Ratio of net investment income to average net assets[e]	0.33%[f]	(0.02)%	0.45%	0.62%	0.60%	0.72%	0.75%	0.96%	0.90%[h]	0.66%
Portfolio turnover rate	159%	139%	136%	109%	37%	46%	79%	87%	93%	108%
Average broker commission rate[i]	$ 0.0615	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Borrowings for the period:										
Amount of debt outstanding at end of period (000s omitted)	—	—	—	—	—	—	—	$ 3,781	—	$ 355
Average amount of debt outstanding during the period (000s omitted)[j]	—	$ 593	—	—	—	—	$ 485	$ 1,083	$ 229	$ 509
Average number of shares outstanding during the period (000s omitted)[j]	248,189	229,272	249,351	314,490	246,273	102,353	44,770	31,275	33,031	25,825
Average amount of debt per share during the period	—	$ 0.0026	—	—	—	—	$ 0.011	$ 0.035	$ 0.007	$ 0.020

[a] Per share information has been restated to reflect a 2 for 1 stock split, effected in the form of a dividend, on September 29, 1987.
[b] The Fund changed investment advisors on September 30, 1988.
[c] Does not deduct sales charges and, for periods less than one year, total returns are not annualized.
[d] Ratios of expenses prior to waiver of advisory fees are [illegible], 1.19%, 1.24%, 1.17%, and 1.15% for the years 1996-1992, respectively.
[e] Ratios of net investment income (loss) prior to waiver of advisory fees are 0.30%, (0.04)%, 0.42%, 0.58%, and [illegible] for the years 1996-1992, respectively.
[f] After waiver of advisory fees [illegible] based on average net assets of $4,737,418,087.
[g] Includes indirectly paid expenses. Excluding indirectly paid expenses, the ratio of expenses to average net assets would have remained the same.
[h] Annualized.
[i] Disclosure requirement beginning with the Fund's fiscal year ending October 31, 1996.
[j] Averages computed on a daily basis.

Class B:

	1996	1995
Net asset value, beginning of period	$ 20.28	$ 18.56
Income from investment operations:		
Net investment income (loss)	(0.05)[a]	(0.03)
Net gains (losses) on securities (both realized and unrealized)	2.46	1.75
Total from investment operations	2.41	1.72
Less distributions:		
Distributions from net realized capital gains	(2.71)	—
Net asset value, end of period	$ 19.98	$ 20.28
Total return[b]	13.95%	9.27%
Ratios/supplemental data:		
Net assets, end of period (000's omitted)	$ 267,459	$ 42,238
Ratio of expenses to average net assets	1.95%[c][d]	1.91%[e]
Ratio of net investment income (loss) to average net assets	(0.50)%[c]	(0.76)%[e]
Portfolio turnover rate	159%	139%
Average broker commission rate[f]	$ 0.0615	N/A
Borrowings for the period:		
Amount of debt outstanding at end of period (000s omitted)	—	—
Average amount of debt outstanding during the period (000s omitted)[g]	—	$ 3
Average number of shares outstanding during the period (000s omitted)[g]	7,956	1,036
Average amount of debt per share during the period	—	$ 0.0029

[a] Calculated using average shares outstanding.
[b] Does not deduct contingent deferred sales charges and is not annualized for periods less than one year.
[c] After waiver of advisory fees. Ratios are based on average net assets of $151,463,325. Ratios of expenses and net investment income (loss) to average net assets prior to waiver of advisory fees were 1.98% and (0.53)%.
[d] Includes indirectly paid expenses. Excluding indirectly paid expenses, the ratio of expenses to average net assets would have remained the same.
[e] Annualized. After waiver of advisory fees. Annualized ratios of expenses and net investment income (loss) to average net assets prior to waiver of advisory fees were 1.94% and (0.79)%, respectively.
[f] Disclosure requirement beginning with the Fund's fiscal year ending October 31, 1996.
[g] Averages computed on a daily basis.

Note 9–Subsequent Event

On November 4, 1996, A I M Management Group Inc. ("AIM Management") and INVESCO PLC announced the execution of an agreement and plan of merger pursuant to which AIM Management will be merged with and into a direct wholly owned subsidiary of INVESCO PLC. AIM Management is the parent company of the Fund's advisor. The merger is conditioned upon, among other things, approval by the shareholders of INVESCO PLC and AIM Management and the shareholders of the AIM Funds and the mutual funds managed by INVESCO PLC, and is expected to take place during the first quarter of 1997.



AIM EQUITY FUNDS, INC.
INSTITUTIONAL CLASSES

AIM CHARTER FUND
AIM CONSTELLATION FUND
AIM WEINGARTEN FUND

FUND MANAGEMENT COMPANY

ANNUAL REPORT
OCTOBER 31, 1996

Note 8—Financial Highlights

Shown below are the financial highlights for a share of the Institutional Class capital stock outstanding during each of the years in the five-year period ended October 31, 1996 and the period October 8, 1991 (date operations commenced) through October 31, 1991.

	1996	1995	1994	1993	1992	1991
Net asset value, beginning of period	$ 20.48	$ 17.94	$ 17.69	$ 16.73	$ 15.77	$15.15
Income from investment operations:						
Net investment income	0.17	0.10	0.17	0.16	0.14	0.01
Net gains (losses) on securities (both realized and unrealized)	2.52	4.35	0.58	0.93	0.99	0.61
Total from investment operations	2.69	4.45	0.75	1.09	1.13	0.62
Less distributions:						
Dividends from net investment income	—	(0.13)	(0.17)	(0.13)	(0.08)	—
Distributions from net realized capital gains	(2.71)	(1.78)	(0.33)	—	(0.09)	—
Total distributions	(2.71)	(1.91)	(0.50)	(0.13)	(0.17)	—
Net asset value, end of period	$ 20.46	$ 20.48	$ 17.94	$ 17.69	$ 16.73	$15.77
Total return[a]	15.34%	28.69%	4.37%	6.53%	7.16%	4.09%
Ratios/supplemental data:						
Net assets, end of period (000s omitted)	$60,483	$54,332	$40,486	$39,821	$16,519	$3,926
Ratio of expenses to average net assets[b]	0.65%[d][e]	0.70%	0.65%	0.78%	0.82%	0.90%[g]
Ratio of net investment income to average net assets[c]	0.80%[d]	0.45%	1.00%	0.97%	0.91%	1.00%[g]
Portfolio turnover rate	159%	139%	136%	109%	37%	46%
Average broker commission rate[f]	$0.0615	N/A	N/A	N/A	N/A	N/A
Borrowings for the period:						
Amount of debt outstanding at end of period (000s omitted)	—	—	—	—	—	—
Average amount of debt outstanding during the period (000s omitted)[h]	—	$ 6	—	—	—	—
Average number of shares outstanding during the period (000s omitted)[h]	2,908	2,526	2,256	1,826	707	249
Average amount of debt per share during the period	—	$0.0024	—	—	—	—

[a] For periods less than one year, total return is not annualized.
[b] Ratios of expenses prior to waiver of advisory fees were 0.68%, 0.72%, 0.68%, 0.81%, and 0.84% for the years 1996-1992, respectively.
[c] Ratios of net investment income prior to waiver of advisory fees were 0.77%, 0.43%, 0.98%, 0.94%, and 0.89% for the years 1996-1992, respectively.
[d] After waiver of advisory fees. Ratios are based on average net assets of $56,025,662.
[e] Ratios include indirectly paid expenses. Excluding indirectly paid expenses, the ratio of expenses to average net assets would have remained the same.
[f] Disclosure requirement beginning with the Fund's fiscal year ending October 31, 1996.
[g] Annualized.
[h] Averages computed on a daily basis.

Note 9 — Subsequent Event

On November 4, 1996, A I M Management Group Inc. ("AIM Management") and INVESCO PLC announced the execution of an Agreement and Plan of Merger pursuant to which AIM Management will be merged with and into a direct wholly-owned subsidiary of INVESCO PLC. AIM Management is the parent company of the fund's advisor. The merger is conditional on, among other things, approval by the shareholders of INVESCO PLC and AIM Management and the shareholders of the AIM Funds and the mutual funds managed by INVESCO PLC, and is expected to take place during the first quarter of 1997.



AIM Weingarten Fund

Annual Report to Shareholders · October 31, 2004



Your goals. Our solutions.®

AIM INVESTMENTS

Statement of Operations

For the year ended October 31, 2004

Investment income:	
Dividends (net of foreign withholding tax of $168,938)	$ 18,735,081
Dividends from affiliated money market funds (including security lending income of $91,112)*	336,832
Total investment income	19,071,913
Expenses:	
Advisory fees	17,028,857
Administrative services fees	533,540
Custodian fees	272,422
Distribution fees:	
Class A	6,122,534
Class B	5,114,549
Class C	873,155
Class R	5,355
Transfer agent fees — Class A, B, C and R	9,316,175
Transfer agent fees — Institutional Class	1,931
Trustees' fees and retirement benefits	61,515
Other	1,785,513
Total expenses	41,115,546
Less: Fees waived, expenses reimbursed and expense offset arrangements	(276,057)
Net expenses	40,839,489
Net investment income (loss)	(21,767,576)
Realized and unrealized gain (loss) from investment securities, foreign currencies and option contracts:	
Net realized gain from:	
Investment securities	236,255,290
Foreign currencies	24
	236,255,314
Change in net unrealized appreciation (depreciation) of:	
Investment securities	(114,844,681)
Foreign currencies	(7)
Option contracts written	23,540
	(114,821,148)
Net gain from investment securities, foreign currencies and option contracts	121,434,166
Net increase in net assets resulting from operations	$ 99,666,590

* Dividends from affiliated money market funds are net of income rebate paid to security lending counterparties.

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets

For the years ended October 31, 2004 and 2003

	2004	2003
Operations:		
Net investment income (loss)	$ (21,767,576)	$ (22,244,366)
Net realized gain (loss) from investment securities, foreign currencies and options contracts	236,255,314	(152,819,227)
Change in net unrealized appreciation (depreciation) of investment securities, foreign currencies and option contracts	(114,821,148)	703,701,978
Net increase in net assets resulting from operations	99,666,590	528,638,385
Share transactions–net:		
Class A	(395,056,301)	(354,029,189)
Class B	(138,803,397)	(78,758,321)
Class C	(15,793,039)	(11,803,823)
Class R	1,126,374	190,176
Institutional Class	(547,138)	(83,682)
Net increase (decrease) in net assets resulting from share transactions	(549,073,501)	(444,484,839)
Net increase (decrease) in net assets	(449,406,911)	84,153,546
Net assets:		
Beginning of year	2,810,450,428	2,726,296,882
End of year (including undistributed net investment income (loss) of $(484,385) and $(462,775), respectively)	$2,361,043,517	$2,810,450,428

See accompanying notes which are an integral part of the financial statements.

NOTE 2—Advisory Fees and Other Fees Paid to Affiliates

The Trust has entered into a master investment advisory agreement with A I M Advisors, Inc. ("AIM"). Under the terms of the investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 1.00% of the first $30 million of the Fund's average daily net assets, plus 0.75% of the Fund's average daily net assets in excess of $30 million up to and including $350 million, plus 0.625% of the Fund's average daily net assets in excess of $350 million. AIM has voluntarily agreed to waive advisory fees of the Fund in the amount of 25% of the advisory fee AIM receives from the affiliated money market funds on investments by the Fund in such affiliated money market funds (excluding investments made in affiliated money market funds with cash collateral from securities loaned by the fund). Voluntary fee waivers or reimbursements may be modified or discontinued at any time upon consultation with the Board of Trustees without further notice to investors. For the year ended October 31, 2004, AIM waived fees of $5,987. Under the terms of a master sub-advisory agreement between AIM and A I M Capital Management, Inc. ("AIM Capital"), AIM pays AIM Capital 50% of the amount paid by the Fund to AIM.

For the year ended October 31, 2004, at the request of the Trustees of the Trust, AMVESCAP PLC ("AMVESCAP") agreed to assume $227,266 of expenses incurred by the Fund in connection with matters related to recently settled regulatory actions and investigations concerning market timing activity in the AIM Funds, including legal, audit, shareholder servicing, communication and trustee expenses. These expenses along with the related expense reimbursement, are included in the Statement of Operations.

The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. For the year ended October 31, 2004, AIM was paid $533,540 for such services.

The Fund, pursuant to a transfer agency and service agreement, has agreed to pay AIM Investment Services, Inc. ("AISI") a fee for providing transfer agency and shareholder services to the Fund and reimburse AISI for certain expenses incurred by AISI in the course of providing such services. For the Institutional Class, the transfer agent has contractually agreed to reimburse class specific transfer agent fees and expenses to the extent necessary to limit transfer agent fees to 0.10% of the average net assets. For the year ended October 31, 2004, the Fund paid AISI $9,316,175 for Class A, Class B, Class C and Class R shares and $1,931 for Institutional Class shares. AISI may make payments to intermediaries that provide omnibus account services, sub-accounting services and/or networking services.

The Trust has entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class A, Class B, Class C, Class R and Institutional Class shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class A, Class B, Class C and Class R shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.30% of the Fund's average daily net assets of Class A shares, 1.00% of the average daily net assets of Class B and Class C shares and 0.50% of the average daily net assets of Class R shares. Of these amounts, up to 0.25% of the average daily net assets of the Class A, Class B, Class C or Class R shares may be paid to selected dealers and financial institutions who furnish continuing personal shareholder services to customers who purchase and own shares of such classes. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. Pursuant to the Plans, for the year ended October 31, 2004, the Class A, Class B, Class C and Class R shares paid $6,122,534, $5,114,549, $873,155 and $5,355, respectively.

Front-end sales commissions and contingent deferred sales charges ("CDSC") (collectively the "sales charges") are not recorded as expenses of the Fund. Front-end sales commissions are deducted from proceeds from the sales of Fund shares prior to investment in Class A shares of the Fund. CDSC are deducted from redemption proceeds prior to remittance to the shareholder. During the year ended October 31, 2004, AIM Distributors advised the Fund that it retained $252,306 in front-end sales commissions from the sale of Class A shares and $1,900, $55,846, $6,948 and $0 from Class A, Class B, Class C and Class R shares, respectively, for CDSC imposed upon redemptions by shareholders.

Certain officers and trustees of the Trust are officers and directors of AIM, AIM Capital, AISI and/or AIM Distributors.

NOTE 3—Investments in Affiliates

The Fund is permitted, pursuant to an exemptive order from the Securities and Exchange Commission ("SEC"), to invest daily available cash balances and cash collateral from securities lending transactions in affiliated money market funds. The Fund and the money market funds below have the same investment advisor and therefore, are considered to be affiliated. The tables below show the transactions in and earnings from investments in affiliated money market funds for the year ended October 31, 2004.

NOTE 14—Financial Highlights

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

	Class A				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 11.59	$ 9.47	$ 12.65	$ 28.16	$ 28.31
Income from investment operations:					
Net investment income (loss)	(0.08)[a]	(0.07)	(0.07)[a]	(0.10)	(0.14)[a]
Net gains (losses) on securities (both realized and unrealized)	0.51	2.19	(3.11)	(11.87)	3.18
Total from investment operations	0.43	2.12	(3.18)	(11.97)	3.04
Less distributions from net realized gains	—	—	—	(3.54)	(3.19)
Net asset value, end of period	$ 12.02	$ 11.59	$ 9.47	$ 12.65	$ 28.16
Total return[b]	3.71%	22.39%	(25.14)%	(47.38)%	10.61%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$1,844,930	$2,160,823	$2,104,660	$4,001,552	$8,948,781
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	1.39%[c]	1.47%	1.33%	1.21%	1.03%
Without fee waivers and/or expense reimbursements	1.40%[c]	1.47%	1.33%	1.22%	1.07%
Ratio of net investment income (loss) to average net assets	(0.67)%[c]	(0.68)%	(0.64)%	(0.56)%	(0.45)%
Portfolio turnover rate	74%	111%	217%	240%	145%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.
[c] Ratios are based on average daily net assets of $2,040,844,525.

	Class B				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 10.71	$ 8.82	$ 11.86	$ 26.82	$ 27.29
Income from investment operations:					
Net investment income (loss)	(0.15)[a]	(0.14)	(0.15)[a]	(0.21)	(0.36)[a]
Net gains (losses) on securities (both realized and unrealized)	0.47	2.03	(2.89)	(11.21)	3.08
Total from investment operations	0.32	1.89	(3.04)	(11.42)	2.72
Less distributions from net realized gains	—	—	—	(3.54)	(3.19)
Net asset value, end of period	$ 11.03	$ 10.71	$ 8.82	$ 11.86	$ 26.82
Total return[b]	2.99%	21.43%	(25.63)%	(47.75)%	9.76%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$434,572	$555,779	$533,224	$922,476	$1,927,514
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	2.09%[c]	2.17%	2.04%	1.92%	1.78%
Without fee waivers and/or expense reimbursements	2.10%[c]	2.17%	2.04%	1.93%	1.82%
Ratio of net investment income (loss) to average net assets	(1.37)%[c]	(1.38)%	(1.34)%	(1.27)%	(1.20)%
Portfolio turnover rate	74%	111%	217%	240%	145%

[a] Calculated using average shares outstanding.
[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.
[c] Ratios are based on average daily net assets of $541,454,890.

NOTE 14—Financial Highlights (continued)

	Class C				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$ 10.72	$ 8.83	$ 11.87	$ 26.85	$ 27.30
Income from investment operations:					
Net investment income (loss)	(0.15)[a]	(0.14)	(0.15)[a]	(0.21)	(0.36)[a]
Net gains (losses) on securities (both realized and unrealized)	0.47	2.03	(2.89)	(11.23)	3.10
Total from investment operations	0.32	1.89	(3.04)	(11.44)	2.74
Less distributions from net realized gains	—	—	—	(3.54)	(3.19)
Net asset value, end of period	$ 11.04	$ 10.72	$ 8.83	$ 11.87	$ 26.85
Total return[b]	2.99%	21.40%	(25.61)%	(47.77)%	9.83%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$78,330	$91,325	$86,455	$150,604	$301,590
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	2.09%[c]	2.17%	2.04%	1.92%	1.78%
Without fee waivers and/or expense reimbursements	2.10%[c]	2.17%	2.04%	1.93%	1.82%
Ratio of net investment income (loss) to average net assets	(1.37)%[c]	(1.38)%	(1.34)%	(1.27)%	(1.20)%
Portfolio turnover rate	74%	111%	217%	240%	145%

[a] Calculated using average shares outstanding.

[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges.

[c] Ratios are based on average daily net assets of $87,315,520.

	Class R		
	Year ended October 31,		June 3, 2002 (Date sales commenced) to October 31,
	2004	2003	2002
Net asset value, beginning of period	$ 11.56	$ 9.47	$ 11.36
Income from investment operations:			
Net investment income (loss)	(0.10)[a]	(0.06)	(0.03)[a]
Net gains (losses) on securities (both realized and unrealized)	0.49	2.15	(1.86)
Total from investment operations	0.39	2.09	(1.89)
Net asset value, end of period	$ 11.95	$11.56	$ 9.47
Total return[b]	3.37%	22.07%	(16.64)%
Ratios/supplemental data:			
Net assets, end of period (000s omitted)	$ 1,448	$ 311	$ 76
Ratio of expenses to average net assets	1.59%[c][d]	1.67%	1.53%[e]
Ratio of net investment income (loss) to average net assets	(0.87)%[c]	(0.88)%	(0.84)%[e]
Portfolio turnover rate	74%	111%	217%

[a] Calculated using average shares outstanding.

[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Not annualized for periods less than one year.

[c] Ratios are based on average daily net assets of $1,071,094.

[d] After fee waivers and/or expense reimbursements. Ratio of expense to average net asset prior to fee waivers and/or expense reimbursements is 1.60%.

[e] Annualized.

NOTE 14—Financial Highlights (continued)

	Institutional Class				
	Year ended October 31,				
	2004	2003	2002	2001	2000
Net asset value, beginning of period	$12.20	$ 9.91	$13.16	$29.00	$ 28.96
Income from investment operations:					
Net investment income (loss)	(0.01)[a]	0.00	(0.01)[a]	(0.01)	(0.06)[a]
Net gains (losses) on securities (both realized and unrealized)	0.54	2.29	(3.24)	(12.29)	3.29
Total from investment operations	0.53	2.29	(3.25)	(12.30)	3.23
Less distributions from net realized gains	—	—	—	(3.54)	(3.19)
Net asset value, end of period	$12.73	$12.20	$ 9.91	$13.16	$ 29.00
Total return[b]	4.34%	23.11%	(24.70)%	(47.11)%	11.07%
Ratios/supplemental data:					
Net assets, end of period (000s omitted)	$1,763	$2,213	$1,883	$7,667	$18,634
Ratio of expenses to average net assets:					
With fee waivers and/or expense reimbursements	0.84%[c]	0.78%	0.82%	0.69%	0.64%
Without fee waivers and/or expense reimbursements	0.85%[c]	0.78%	0.82%	0.70%	0.68%
Ratio of net investment income (loss) to average net assets	(0.12)%[c]	0.01%	(0.12)%	(0.04)%	(0.04)%
Portfolio turnover rate	74%	111%	217%	240%	145%

[a] Calculated using average shares outstanding.

[b] Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions.

[c] Ratios are based on average daily net assets of $1,931,035.

NOTE 15—Legal Proceedings

Terms used in the Legal Proceedings Note are defined terms solely for the purpose of this note.

The mutual fund industry as a whole is currently subject to regulatory inquiries and litigation related to a wide range of issues. These issues include, among others, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost securityholders.

As described more fully below, INVESCO Funds Group, Inc. ("IFG"), the former investment advisor to certain AIM Funds, A I M Advisors, Inc. ("AIM"), the Fund's investment advisor, and A I M Distributors, Inc. ("ADI"), the distributor of the retail AIM Funds and a wholly owned subsidiary of AIM, reached final settlements with the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG"), the Colorado Attorney General ("COAG"), the Colorado Division of Securities ("CODS") and the Secretary of State of the State of Georgia to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG.

In addition, as described more fully below, IFG and AIM are the subject of a number of ongoing regulatory inquiries and civil lawsuits related to one or more of the issues currently being scrutinized by various Federal and state regulators, including but not limited to those issues described above. Additional regulatory actions and/or civil lawsuits related to the above or other issues may be filed against the AIM Funds, IFG, AIM and/or related entities and individuals in the future. Additional regulatory inquiries related to the above or other issues also may be received by the AIM Funds, IFG, AIM and/or related entities and individuals in the future.

As a result of the matters discussed below, investors in the AIM Funds might react by redeeming their investments. This might require the Funds to sell investments to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the Funds.

Settled Enforcement Actions and Investigations Related to Market Timing

On October 8, 2004, AMVESCAP PLC ("AMVESCAP"), the parent company of IFG and AIM, announced that final settlements had been reached with the SEC, the NYAG, the COAG and the Secretary of State of Georgia to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG. A final settlement also has been reached with the Colorado Division of Securities ("CODS") with respect to this matter. In their enforcement actions and investigations, these regulators alleged, in substance, that IFG and AIM failed to disclose in the prospectuses for the AIM Funds that they advised and to the independent directors/trustees of such Funds that IFG and AIM had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the regulators alleged that IFG, AIM and ADI breached various Federal and state securities, business and consumer protection laws. Under the terms of the settlements, IFG, AIM and ADI consent to the entry of settlement orders or assurances of discontinuance, as applicable, by the regulators containing certain terms, some of which are described below, without admitting or denying any wrongdoing.